DOING THE Right Things.

Protective

FINANCIAL Highlights

(dollars in thousands, except per share amounts)	2003	2002	2001	CHANGE 03/02	CHANGE 02/01
FOR THE YEAR					
Revenues	$ 1,957,525	$ 1,962,688	$ 1,609,603	(0.3 %)	21.9 %
Net income	$ 217,050	$ 177,355	$ 102,943	22.4 %	72.3 %
Operating income per share[(1)]	$ 2.79	$ 2.48	$ 2.21	12.5 %	12.2 %
Net income per share	$ 3.07	$ 2.52	$ 1.47	21.8 %	71.4 %
AT YEAR END					
Total assets	$ 24,573,991	$ 21,933,111	$ 19,718,824	12.0 %	11.2 %
Share-owners' equity excluding accumulated other comprehensive income[(2)]	$ 1,669,559	$ 1,484,788	$ 1,345,816	12.4 %	10.3 %
Share-owners' equity per share excluding accumulated other comprehensive income[(2)]	$ 24.20	$ 21.62	$ 19.63	11.9 %	10.1 %
Market price of common stock	$ 33.84	$ 27.52	$ 28.93	23.0 %	(4.9 %)

RATINGS

As of the date of this report, the Company's principal operating subsidiary, Protective Life Insurance Company, has insurer financial strength ratings of A+ (Superior) from A.M. Best, AA (Very Strong) from Standard & Poor's, AA- (Very Strong) from Fitch, and Aa3 (Excellent) from Moody's Investors Services. Each of these independent rating agencies has assigned its rating based on a variety of factors, including Protective's operating performance, asset quality, financial flexibility and capitalization. For current information: www.protective.com.

(1) "Operating income per share" is a non-GAAP measure which excludes items not considered indicative of the Company's core operations. "Net income per share" is a GAAP measure to which the non-GAAP measure "operating income per share" may be compared. Unlike operating income per share, net income per share includes realized investment gains and losses and related amortization, income (loss) from discontinued operations, extraordinary loss and change in accounting principle. For a reconciliation of operating income per share to net income per share please see page 24 of this annual report.

(2) "Share-owners' equity excluding accumulated other comprehensive income" and "share-owners' equity per share excluding accumulated other comprehensive income" is a non-GAAP measure which unlike share-owners' equity, excludes the unrealized gains (losses) from certain investments reduced by a related adjustment to deferred policy acquisition costs. As prescribed by GAAP, certain investments are recorded at their market values with the resulting unrealized gains (losses) reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owners' equity. The market values of fixed maturities increase or decrease as interest rates rise or fall. The Company believes that an insurance company's share-owners' equity may be difficult to analyze without disclosing the effects of recording accumulated other comprehensive income, including unrealized gains (losses) on investments. For a reconciliation of share-owners' equity excluding accumulated other comprehensive income to share-owners' equity, please see page 24 of this annual report.

This document includes "forward-looking statements" which express expectations of future events and/or results. All statements based on future expectations rather than historical facts are forward-looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to "Forward-Looking Statements – Cautionary Language" and "Known Trends and Uncertainties" of the Company's 10-K contained herein for more information about factors which could affect future results.

The Company has filed the CEO and CFO Certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K.

What can make a strong
company even stronger?
Focusing on doing the right things.

PROTECTIVE'S
Business at a Glance

2003

OPERATING/NET INCOME PER SHARE


$2.29
$1.98
$2.32
$2.15
$1.47
$2.21
$2.52
$2.48
$3.07
$2.79
99
00
01
02
03
Operating
Net

2003

ASSETS
(in billions)


$13.0
$15.1
$19.7
$21.9
$24.6
99
00
01
02
03

2003

BOOK VALUE PER SHARE


$15.68
$18.05
$19.63
$21.62
$24.20
99
00
01
02
03

Excluding FAS 115 adjustments and accumulated other comprehensive income

2003

CONSOLIDATED STATUTORY CAPITAL AND SURPLUS
(in millions)


$640
$732
$883
$1,042
$1,305
99
00
01
02
03

Includes asset valuation reserve

See Selected Financial Summary information on page 24 for reconciliation of operating income to net income and book value per share (share-owners' equity per share) excluding FAS 115 adjustments and accumulated other comprehensive income to share-owners' equity per share.

PROTECTIVE'S focus has yielded industry-leading growth in earnings and strong, consistent growth in both assets and share-owners' equity. Over the past five years, we have doubled our consolidated statutory surplus, while our life insurance sales have been growing at a compounded annual rate of more than 20%.

Our primary business lines are life insurance, annuities, stable value products, and asset protection products. Our strategy is to focus on delivering outstanding value to our customers by providing them with high quality, competitively priced risk management products. We distribute these products nationwide through diverse distribution systems.

LIFE MARKETING

MAJOR PRODUCTS
Term Life Insurance
Universal Life Insurance
Variable Universal Life Insurance

DISTRIBUTION
Brokerage General Agents
Independent Personal Producing General Agents
Stockbrokers
Direct Response Marketers

LIFE INSURANCE OPERATING INCOME
(in millions)


$58.2
$76.6
$89.6
$125.6
$159.2
99
00
01
02
03

ACQUISITIONS

MAJOR PRODUCTS
Closed blocks of traditional life and annuity products

ACQUISITIONS OPERATING INCOME
(in millions)


$63.7
$52.8
$68.0
$95.1
$95.2
99
00
01
02
03

ANNUITIES

MAJOR PRODUCTS
Market Value Adjusted Annuities
Immediate Annuities
Variable Annuities

DISTRIBUTION
Regional Stockbrokers
Banks

ANNUITIES OPERATING INCOME
(in millions)


$12.5
$15.2
$16.9
$15.7
$13.4
99
00
01
02
03

STABLE VALUE PRODUCTS

MAJOR PRODUCTS
Guaranteed Investment Contracts
Funding Agreements
Registered Retail Funding Agreement-backed Notes

DISTRIBUTION
Consultants
Brokers
Financial Intermediaries

STABLE VALUE PRODUCTS OPERATING INCOME
(in millions)


$29.5
$31.2
$33.2
$42.3
$38.9
99
00
01
02
03

ASSET PROTECTION

MAJOR PRODUCTS
Vehicle Service Contracts
Marine Service Contracts
Credit Insurance

DISTRIBUTION
Automobile Dealers
Marine Dealers

ASSET PROTECTION PRODUCTS OPERATING INCOME (LOSS)
(in millions)


$21.9
$32.2
$34.0
99
00
01
02
03
$(23.4)
$(12.8)

All operating numbers are pretax.



"Our strategic focus in 2004 is on enhancing the value proposition we offer distributors and consumers. We firmly believe that the ability to deliver value to the customer - as measured by price, service, quality of distribution and financial strength – will drive growth in the life insurance industry."

John D. Johns

To our share owners,

This was a challenging but successful year for Protective Life Corporation. We achieved a record level of earnings in the year. Operating income rose 12.5%, increasing from $2.48 per share in 2002 to $2.79 this year. Net income increased 21.8% to $3.07 per share, up from $2.52 per share in 2002. Although the overall results for the year were positive, we did not achieve our goals and objectives in all segments.

HIGHLIGHTS FOR THE YEAR

- We enjoyed outstanding performance in our life insurance marketing operations during the year, reporting record levels of both sales and earnings. Pretax operating income rose to $159.2 million, an increase of 26.8% compared to 2002. We continued to expand and deepen the important relationships we enjoy with high quality distributors of life insurance products. We recorded substantial increases in sales in the brokerage general agent, personal producing general agent and stockbroker sales channels. Our sales of term and universal life insurance for the year totaled $290 million, an increase of more than 29%, and we are now one of the largest writers of term insurance through independent channels in the United States.[1]

- Pretax operating income in our Acquisitions segment for the year was $95.2 million, compared to $95.1 million in 2002. During the year, our acquisition team successfully completed the integration of the Conseco block of business, which was acquired in 2002, into our administrative systems and operations. Over the last five years we have successfully invested over $300 million of capital in our acquisitions segment, and earnings from acquisitions have grown at a compounded annual rate of 10.6% during this period. We believe that our acquisition capabilities give us a

[1] Source: LIMRA International, 2002 Annual U.S. Individual Life Sales Survey. Sales based on annualized premium.
Please refer to financial summary information on page 24 for reconciliation of operating income per share to net income per share.

unique competitive advantage, and we are well positioned both in terms of capital and administrative capacity to pursue additional acquisitions in 2004.

- Our Stable Value Products segment ended the year with record sales of $1.6 billion and a record account balance of $4.5 billion. The segment produced pretax operating income of $38.9 million, compared to $42.3 million in 2002. A volatile interest rate environment combined with an extraordinary level of prepayments in our mortgage-backed securities portfolio narrowed operating spreads slightly in 2003. Our innovative team in the Stable Value segment developed and introduced the first-ever registered funding agreement-backed note program during the fourth quarter of the year. This program will give us access to a broader customer base and will be a catalyst for future growth in the segment.

- Earnings and sales declined in our Annuities line of business. The segment produced 2003 pretax operating income of $13.4 million, compared to $15.7 million in 2002. Sales were down from just under $1 billion in 2002 to $514 million in 2003. Much of the decline in sales was the result of our disciplined approach to the pricing of fixed annuities; we offer products only on terms that will yield an acceptable rate of return on capital. Our variable annuity sales increased 8% in 2003, and we continued work on redesigning our variable annuity product portfolio to provide customers with more choices, lower expenses and an overall higher level of consumer value.

- We took aggressive steps to improve the results in our Asset Protection segment in 2003, and the segment reported improved operating results from its on-going operations. The segment reported a loss for the year of $12.8 million, compared to a loss of $23.4 million during 2002. While results from our core lines showed significant improvement over the previous year, declines in used-car prices early in the year necessitated reserve strengthening of $28.4 million in the residual value line of business, which is now in a run-off mode.

  Our extended service contract line improved significantly, contributing $9.8 million to pretax operating income in 2003 compared to $2.2 million in 2002. We have focused on enhancing relationships with high quality automobile and marine dealers, reducing claims expenses through better risk selection and implementing improved claims management processes. We also implemented substantial price increases to bring the returns on capital up to an acceptable level. Our products are now priced appropriately to enable us to earn acceptable returns.

  Our credit insurance business had disappointing results for the year, with pretax operating earnings decreasing to $3.9 million from $12.5 million in 2002. During the second half of the year, we successfully exited the market for credit insurance sold through financial institutions.

- Our overall investment performance continued to be superior. Though credit markets remained challenging throughout the year, we ended 2003 with no material credit defaults in our securities portfolio and excellent performance in our commercial mortgage loan portfolio.

OUTLOOK

We expect continued solid growth in 2004 and beyond. To be sure, every company in our industry faces many significant challenges, including historically low interest rates, strong competitive pressures on pricing and profit margins, threats to the tax advantage benefits of our products and a shrinking and tightening market for reinsurance. Nevertheless, we are optimistic that we will successfully address these issues and continue to increase sales and earnings this year.

Our strategic focus in 2004 is on enhancing the value proposition we offer distributors and consumers. We



Allen W. Ritchie, EVP and CFO
John D. Johns, Chairman, President and CEO
R. Stephen Briggs, EVP

firmly believe that the ability to deliver value to the customer – as measured by price, service, quality of distribution and financial strength – will drive growth in the life insurance industry. Our strategy is to deliver superior value on all counts. Execution of this strategy requires that we continue to increase the scale of our operations; drive down unit costs; improve the quality of our customer service; deepen and enhance relationships with our distributors; maintain a high level of employee morale; retain a high-quality investment portfolio; and sustain a strong capital position.

In our life insurance operations, we see continuing growth in sales, but at a slower pace. While the extraordinary growth in sales we have experienced over the last three years is gratifying, sales growth materially higher than the industry's growth is not sustainable over a long period of time and is not necessary to support solid earnings growth from our life operations. Our challenge is to balance growth in life sales with achieving reasonable returns on invested capital and solid profit margins. We see 2004 shaping up as a positive year in terms of growth in both sales and earnings. We also expect to continue the expansion of our distribution capacity.

We will aggressively pursue acquisition opportunities this year. We believe that opportunities to buy blocks of business and small companies will continue to emerge as a result of the industry's on-going rationalization and consolidation, and we are in good shape in terms of capital and administrative resources to consummate additional acquisitions.

We see growth in our Stable Value segment. The successful introduction of our registered funding agreement–backed note program provides a new and diverse source of funding. In addition, although interest rates are unpredictable and volatile, we have the opportunity to enhance spreads in the second half of the year as higher-cost liabilities mature.

We also see an opportunity for improvement in our annuity business in the second half of the year. As long as interest rates are at historically low levels, we do not anticipate sales growth in the fixed annuity line. We are, however, totally revamping our variable annuity product line to focus more directly on the consumer value proposition through lower expenses and wider choice of features. We expect the new variable annuity products to improve sales and segment earnings in the second half of the year.

We also see continuing improvement in the results of the Asset Protection segment. The steps we have taken to discontinue non-profitable lines of business and improve the pricing and expense management of continuing lines should continue to pay rewards as the year progresses. We are continuing to study the strategic value of certain parts of this segment.

We expect no change in the superior performance we have enjoyed in our investment operations. Our focus will be on balancing the challenges presented by the current low interest rate environment with the prospects for rising interest rates later in the year and in 2005. We are working to strike the appropriate balance between short-term profitability and long-term management of interest rate risks. In our commercial mortgage portfolio, we expect no material change in the excellent credit performance we have enjoyed over many years. Our focus will be on the growth and management of our participating loan program.

Before closing, I must acknowledge and thank the people of Protective for all that they do to drive the Company's success. We are blessed by the fact that we have an extraordinarily talented, motivated and hard-working team at Protective. The enthusiasm and loyalty of our people are vitally important to our long-term success. They truly believe in and give credence to the power of our core belief: "Doing the right thing is smart business®." I believe that the "can do" attitude of Protective's people accounts, more than anything else, for the success we have enjoyed over the years.

With regret, I must note the retirement of our longest-serving director, William J. Cabaniss, Jr. A member of Bill's family founded the company in 1907. We have been privileged to have a member of the Cabaniss family on our board almost continuously over the last 97 years. Bill has been a wise and thoughtful board member since 1974, the greatest period of growth in the company's history. He resigned from our board to assume the position of United States Ambassador to the Czech Republic. We thank Bill for his loyal service and wish him and his wife, Catherine, much happiness and success in the service of our country.

We also note that Jim Massengale, a long-serving member of our senior management team, retired at the end of the year. Jim joined Protective in 1983. He was the architect of our Information Services Department, led the development of our Acquisitions group and served as president of West Coast Life. We thank Jim for his exceptional service over the years and wish him and his wife, Sondra, much happiness in retirement.

On a brighter note, we are most fortunate to add three outstanding people to our board of directors. William A. Terry, founder and principal of Highland Associates, Inc., leading investment and financial advisors to the health-care industry, Vanessa Leonard, a practicing attorney from Rockford, Alabama, and Thomas L. Hamby, President, Alabama, BellSouth Corporation, joined our board in March. They bring energy, wisdom, enthusiasm and new perspectives to our board. We are thankful for their commitment to service on our board.

As we look to the future, we are acutely aware of the many challenges we face, but even more excited about the many opportunities we see before us. We will continue to do everything we can to serve our customers, distributors and employees and create substantial value for our share owners.

Respectfully yours,

John D. Johns
Chairman, President and Chief Executive Officer



Life and Annuities Division (L to R)
John B. Deremo, SVP
Kathleen D. Britton, VP - Policyholder Services
William L. Vigliotte, VP and Chief Underwriter
Brent E. Fritz, VP and Actuary
Alan E. Watson, SVP


LIFE INSURANCE SALES
(in millions)
$139
$161
$164
$224
$290
99
00
01
02
03


LIFE INSURANCE IN FORCE
(in billions)
$92
$130
$159
$226
$306
99
00
01
02
03

Setting sales records and a new standard. We sell life and annuity products that help people manage fundamental financial risks. Record sales of life insurance this year reflect our commitment to providing our distributors and customers with competitively priced term and universal life insurance products and high quality service. || Our three brands, Empire General Life Assurance Company, Protective Life Insurance Company and West Coast Life Insurance Company, produced sales of term life insurance which were among the highest in the nation.* Sales of term insurance grew from $146 million in 2002 to $206 million in 2003, while sales of universal life insurance increased from $78 million to $84 million. We continue to enhance our relationships with our diversified distribution channels through the use of technology, training and service. || Our value-driven approach to quality and service extends to our annuities business, where we sell fixed and variable annuities primarily through regional stock brokerage firms. Despite a difficult market environment, we have continued to work closely with our distribution partners to enhance sales and provide the highest quality customer service. Protective's annuities group ranked #1 for In-Person Wholesaler Support in the DALBAR Financial Professional Program.**


ANNUITY FUNDS UNDER MANAGEMENT
(in billions)
$3.5
$3.9
$4.3
$4.7
$5.1
Variable
Fixed
99
00
01
02
03

*Source: LIMRA International, 2002 Annual U.S. Individual Life Sales Survey. Sales based on annualized premium.
**Source: DALBAR Financial Professional Program, Variable Annuity Mid Size category.

West Coast Life Insurance Company (L to R)
Dale F. Moon, SVP, Operations
Anil S. Manji, SVP and Actuary
Marilyn L. Reed, VP and Chief Underwriter
Bernard L. Robins, EVP and COO
Mark S. Rush, SVP, Marketing




LIFE INSURANCE SALES
by product
(in millions)
$139
$161
$164
$224
$290
VUL
UL
Term
99
00
01
02
03
VUL – Variable Universal Life
UL – Universal Life

Value-driven approach. Since 1907, Protective has been committed to certain core values: quality, serving people and growth. Our goal is to build enduring relationships with satisfied customers. We do that by manufacturing high quality, high value life and annuity products that protect people from everyday financial risk. || We believe that the combination of high quality products with exceptional service to our customers and distributors is the ingredient for continued sales and earnings growth. Our dramatic growth has enabled us to deliver even more value in our products through increased scale economies and enhanced efficiencies in our operations. This cycle of growth and customer value creation is a perfect example of why we believe that "Doing the Right Thing is Smart Business®."



Empire General Life Assurance Corporation (L to R)
Kenneth L. Conners, VP, Underwriting/New Business
Douglas A. Huls, VP, Sales
Douglas K. Adam, President
Kevin J. Howard, VP, Product Development

LIFE INSURANCE SALES
by distribution system
(in millions)


$139
$161
$164
$224
$290
BOLI & Other
Direct Response
Stockbroker
PPGA
BGA
99
00
01
02
03

BOLI – Bank-owned life insurance
PPGA – Personal producing general agent
BGA – Brokerage general agent

Diversified distribution. Whether it's working with brokerage general agents, the personal producing general agent system, stockbrokers or through direct response marketing, our employees are committed to making it easy to do business with us. In 2003 we further streamlined our processes and integrated business units to live up to that pledge. We continued to customize our operations to meet the specific needs of our distributors. For example, with the use of our proprietary internet based technology platform, LifeWire™, introduced in 2001, a stockbroker can sell either an annuity or life insurance product as easily as he can process a trade ticket for a stock transaction. Life insurance sales through this distribution channel grew by over 37% in 2003.



Acquisitions Division (L to R)
Gary W. Binford, VP, Systems
Cathy L. Wilson, Second VP
D. Wayne Hall, VP, Operations
Carolyn King, SVP
David J. Keeley, VP
Laura N. Bryant, VP


ACQUIRED BLOCKS OF
LIFE INSURANCE IN FORCE
(in billions)
$22
$20
$37
$27
$31
99
00
01
02
03

Few can match our capabilities. Or level of success.

Our Acquisitions team has a remarkable track record of acquiring block of in-force life insurance policies from other insurance companies. Typically, those companies are exiting a certain line of business or need to raise capital through the sale of a portion of their business. Our dedicated team carefully evaluates the underlying policies, completes the transaction and then fully integrates the administration of those policies into our operations. The Acquisitions team's industry-leading capabilities have enabled Protective to deploy significant amounts of capital at attractive rates of return by identifying opportunities to enhance the profitability of the underlying business through improved customer service and cost efficiencies. Our capabilities in this area give us a competitive advantage in a consolidating marketplace.

Stable Value Products Division
Judy Wilson, SVP
Michael H. Miyagishima, Second VP




STABLE VALUE SALES
by product
(in millions)
$970
$1,219
$1,046
$1,155
$1,608
GIC
GFA
99
00
01
02
03
GIC – Guaranteed Investment Contract
GFA – Guaranteed Funding Agreement

Innovative approach. Positioned for growth. In 2003, our Stable Value Products segment led the market by structuring the first-ever registered funding agreement-backed note program. At the same time, we continued to market guaranteed investment contracts (GICs) and funding agreements to institutional investors through a network of brokers, consultants and financial intermediaries. Despite a difficult interest rate environment, the segment ended the year with record sales and account balances. || The introduction of the registered program for institutional investors yielded strong results in the fourth quarter of 2003, and we expect that the 2004 introduction of retail registered notes marketed through the InterNotes® platform will broaden our distribution capabilities even further.


STABLE VALUE ACCOUNT BALANCES
(in millions)
$2,680
$3,178
$3,723
$3,931
$4,521
99
00
01
02
03

Asset Protection Division (L to R)
Gregg Cariolano, VP and CFO
Lori A. Hallissey, VP, VSC, GAP and Credit Administration
Brent E. Griggs, President, Asset Protection Division
Janet E. Hanson, President, First Protection Corporation
M. Scott Karchunas, VP, Dealer Sales



ASSET PROTECTION SALES
by product
(in millions)


$283
$524
$521
$490
$492
Vehicle & Marine Service Contracts & Other Products
Credit Insurance
99
00
01
02
03

A focused direction. Our Asset Protection Division sells extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles and marine vehicles. Our products are sold through a national network of more than 2,500 automobile and marine dealers. In fact, Protective is the largest single independent distributor of marine service contracts in the country. || In 2003, we focused on our core product offerings, aggressively managed costs and improved our risk selection and claims management processes. Our actions have enhanced service to distributors and customers and have improved the underlying profit potential of our core operations.

Investments Division (L to R)
Carl S. Thigpen, SVP, Chief Mortgage and Real Estate Officer
Diane S. Griswold, AVP
Lance P. Black, VP
Philip E. Passafiume, VP
Vita Padalino, VP
C. Michael Prior, VP
Richard J. Bielen, SVP, Chief Investment Officer and Treasurer




INVESTED ASSETS
(in billions)
$8.7
$10.2
$13.3
$15.5
$17.4
99
00
01
02
03

Continually living up to the toughest expectations: our own.

Protective's investment management team achieved superior results again in 2003, navigating through a volatile interest rate environment while continuing to practice a disciplined approach to investing assets. Our investment philosophy remains centered around preserving principal, managing credit risk, maintaining liquidity and confining interest rate risk to acceptable levels. || We invest in three primary asset classes: corporate bonds, mortgage-backed securities and commercial mortgages. We manage these asset classes in-house, doing our own independent credit analysis of each security or property. || In the volatile, low interest rate environment of 2003, we concentrated on further enhancing the communication between our investment operations group and the individual business lines, enabling even more precise asset liability management decisions and enhanced discipline in our spread-based product lines. || Our investment philosophy and approach is one of Protective's greatest strengths, as demonstrated by our consistent performance. We follow the same philosophy in investing that we do in our product lines: we focus on our strengths, and we execute well.


INVESTED ASSETS YEAR END 2003
Other
Corporate Bonds
Commercial Mortgages
16%
27%
Mortgage and Asset-backed Securities

mission & values

Protective Life Corporation provides financial security through insurance and investment products. Our purpose is to enhance the quality of life of our customers, our share owners, and our people. We hold to three preeminent values – quality, serving people, and growth – which by tradition and choice transcend all others. They are the foundation of our aspirations, our plans, our best energies, and our life together in this Company.

QUALITY

The heart of quality is integrity. Quality is the cornerstone on which all our activity rests – quality products, services, people, and investments. We strive for superior quality and continuous quality improvement in everything we do.

SERVING PEOPLE

Serving people begins with being worthy of their trust. We find our ultimate reward in serving three groups:

Customers: Our customers come first. We prosper only to the extent that we create long-term relationships with satisfied customers. We do so in discerning their needs and responding to them; in providing high value, distinctive products; in prudent investment of policyholder funds; in systems, information, and counsel which help our customers solve problems; and in prompt accurate, innovative, and courteous service which is the best in the business.

Share owners: Our share owners provide the equity essential for our success. We are stewards of their investment and must return a profit to them. Profit is essential for implementing our commitment to quality, serving people, and growth. It is a critical measurement of our performance. Our objective is to rank at the top of the industry in long-range earnings growth and return on equity.

Protective people: The accomplishment of our mission depends on building a community based on trust and teamwork. We want our people to enjoy their work and take pride in Protective, its mission and values. We are committed to opportunity and training for all to help us fulfill our potential; open, candid communication; the input, initiative, and empowerment of all people; the encouragement of one another; and creating a place where a zeal to serve our customers, share owners, and each other permeates the Company.

GROWTH

The keys to growth are resourcefulness, passion, and persistence. We are dedicated to long-term growth in sales, revenues, and profit, not only for our share owners, but also because it contributes to personal growth and development of Protective people. We achieve growth through innovative marketing, superior service, and acquisitions. Growth is critical for improving quality and serving people. It is essential to maintaining a position of strength in our marketplace and attracting and retaining high-caliber people.

FIVE CARDINAL PRINCIPLES FOR BUILDING QUALITY

- Focus on the customer.
- Continuously improve.
- Equip, empower, and liberate people and trust their capability and willingness to improve quality.
- Concentrate on the long term, the whole process, and the team.
- Use statistical analysis to understand and continuously improve the process.

PROTECTIVE LIFE FOUNDATION

We demonstrate the Company's values not only in the workplace, but also through philanthropy and community service. Protective's associates serve a multitude of civic and charitable organizations, and the Company supports many worthy causes through the Protective Life Foundation.

The Foundation's objectives are: to contribute to the welfare and to the quality of life of the local community; to be a corporate leader and a pacesetter in giving; and to work in partnership with other organizations, corporations and individuals to find solutions for some of the difficult human and economic situations in our community. It supports programs primarily targeted at: the education and healthy development of young people, particularly youth-at-risk; cultural and civic activities; human services; and health initiatives, primarily those focused on research and collaboration.

board of directors, executive officers, and principal subsidiaries

JOHN J. McMAHON, JR.
Chairman
Ligon Industries, LLC
(manufacturer of waste water treatment equipment, aluminum cast and hydraulic cylinders)
Chairman of the Executive Committee
McWane, Inc.
(pipe and valve manufacturing)
1987

JAMES S. M. FRENCH
Chairman of the Board and Chief Executive Officer
Dunn Investment Company
(materials, construction and investment holding company)
1996

JOHN D. JOHNS
Chairman, President and Chief Executive Officer
Protective Life Corporation
1997

DONALD M. JAMES
Chairman of the Board and Chief Executive Officer
Vulcan Materials Company
(construction materials and chemicals)
1997

J. GARY COOPER
Chairman of the Board and Chief Executive Officer
Commonwealth National Bank
(banking and financial services)
1999

H. CORBIN DAY
Chairman of the Executive Committee
Jemison Investment Co., Inc.
(diversified holding company and venture capital investment firm)
2000

W. MICHAEL WARREN, JR.
Chairman of the Board, President and Chief Executive Officer
Energen Corporation
(diversified energy holding company)
2001

MALCOLM PORTERA, PH.D.
Chancellor
The University of Alabama System
(higher education)
2003

THOMAS L. HAMBY
President, Alabama
BellSouth Corporation
(telecommunications)
2004

VANESSA LEONARD
Principal
Leonard Mitchell Consulting
(cost accounting consulting service)
Attorney at Law
(provider of legal services)
2004

WILLIAM A. TERRY
Founder and Principal
Highland Associates, Inc.
(SEC registered investment advisor)
Founder, President and Chairman of the Board
Highland Information Services, Inc.
(registered broker–dealer)
2004

EXECUTIVE OFFICERS PROTECTIVE LIFE CORPORATION

JOHN D. JOHNS
Chairman, President and Chief Executive Officer

R. STEPHEN BRIGGS
Executive Vice President
Life and Annuity

ALLEN W. RITCHIE
Executive Vice President and Chief Financial Officer

RICHARD J. BIELEN
Senior Vice President, Chief Investment Officer and Treasurer

BRENT E. GRIGGS
Senior Vice President, Asset Protection

J. WILLIAM HAMER, JR.
Senior Vice President and Chief Human Resources Officer

T. DAVIS KEYES
Senior Vice President, Information Services

CAROLYN KING
Senior Vice President, Acquisitions

DEBORAH J. LONG
Senior Vice President, Secretary and General Counsel

BERNARD L. ROBINS
Senior Vice President,
West Coast Life

WAYNE E. STUENKEL
Senior Vice President and Chief Actuary

CARL S. THIGPEN
Senior Vice President, Chief Mortgage and Real Estate Officer

STEVEN G. WALKER
Senior Vice President, Controller and Chief Accounting Officer

JUDY WILSON
Senior Vice President,
Stable Value Products

JERRY W. DeFOOR
Vice President, Business Planning

PRINCIPAL OPERATING SUBSIDIARIES

Protective Life Insurance Company

Empire General Life Assurance Corporation

First Protective Insurance Group, Inc.

Lyndon Insurance Group, Inc., and affiliates

ProEquities, Inc.

Protective Life and Annuity Insurance Company

West Coast Life Insurance Company

FINANCIAL Summary

Year Ended December 31 (dollars in thousands, except per share amounts)	2003	2002	2001
Income statement data			
Revenues	$ 1,957,525	$ 1,962,688	$ 1,609,603
Benefits and expenses	1,632,113	1,697,645	1,400,007
Income before income tax	325,412	265,043	209,596
Income tax expense	108,362	87,688	68,538
Net income from continuing operations[1]	217,050	177,355	141,058
Discontinued operations[2]			(30,522)
Change in accounting principle[3]			(7,593)
NET INCOME	$ 217,050	$ 177,355	$ 102,943
Balance sheet data			
Total assets	$ 24,573,991	$ 21,933,111	$ 19,718,824
Debt	$ 461,329	$ 406,110	$ 376,211
Subordinated Debentures[4]	$ 221,650	$ 215,000	$ 175,000
Share-owners' equity	$ 2,002,144	$ 1,720,702	$ 1,400,144
Accumulated other comprehensive income (loss)	$ 332,585	$ 235,914	$ 54,328
Share-owners' equity excluding accumulated other comprehensive income[5]	$ 1,669,559	$ 1,484,788	$ 1,345,816
Per share data[6]			
Operating income from continuing operations – diluted	$ 2.79	$ 2.48	$ 2.21
Realized investment gains (losses)	0.65	0.27	(0.09)
Derivative gains related to corporate debt and investments	(0.20)	(0.21)	(0.10)
Related amortization of deferred policy acquisition costs	(0.17)	(0.02)	(0.01)
Net income from continuing operations[1] – diluted	3.07	2.52	2.01
Discontinued operations[2]			(0.43)
Change in accounting principle[3]			(0.11)
NET INCOME – DILUTED	$ 3.07	$ 2.52	$ 1.47
Average shares outstanding – diluted	70,644,642	70,462,797	69,950,173
Cash dividends	$ 0.63	$ 0.59	$ 0.55
Market price of common stock at December 31	$ 33.84	$ 27.52	$ 28.93
Share-owners' equity	$ 29.02	$ 25.06	$ 20.42
Accumulated other comprehensive income (loss)	$ 4.82	$ 3.44	$ 0.79
Share-owners' equity excluding accumulated other comprehensive income[5]	$ 24.20	$ 21.62	$ 19.63
Common shares outstanding at December 31	68,991,701	68,675,894	68,555,172
Return on average equity (excluding accumulated other comprehensive income)[7]	13.8%	12.5%	7.9%

1 Net income from continuing operations is a non-GAAP measure which is equal to net income excluding income from discontinued operations and change in accounting principle.
2 Income from discontinued operation in 2001 includes loss from sale of discontinued operations and loss from discontinued operation, net of income tax.
3 Relates to the adoption of Statement of Financial Accounting Standards No. 133.
4 Relates to Monthly Income Preferred Securities (MIPS℠), Trust Originated Preferred Securities (TOPrS℠), and FELINE PRIDES℠ issued by special purpose finance subsidiaries.

2000	1999	1998	1997	1996	1995	1994	1993
$ 1,364,729	$ 1,155,321	$ 1,104,375	$ 980,865	$ 874,776	$ 790,351	$ 745,718	$ 657,547
1,153,054	954,644	922,404	832,325	748,647	680,209	648,583	577,728
211,675	200,677	181,971	148,540	126,129	110,142	97,135	79,819
74,321	70,992	63,309	49,702	42,412	37,104	30,813	26,647
137,354	129,685	118,662	98,838	83,717	73,038	66,322	53,172
16,122	21,642	12,119	13,155	5,295	3,627	4,079	3,378
$ 153,476	$ 151,327	$ 130,781	$ 111,993	$ 89,012	$ 76,665	$ 70,401	$ 56,550
$ 15,145,633	$ 12,994,164	$ 11,989,495	$ 10,511,635	$ 8,263,205	$ 7,231,257	$ 6,130,284	$ 5,316,005
$ 306,125	$ 236,023	$ 172,035	$ 120,000	$ 181,000	$ 115,500	$ 98,000	$ 147,118
$ 190,000	$ 190,000	$ 245,000	$ 245,000	$ 55,000	$ 55,000	$ 55,000	
$ 1,114,058	$ 865,223	$ 944,194	$ 758,197	$ 615,316	$ 526,557	$ 270,373	$ 360,733
$ (51,373)	$ (146,081)	$ 55,057	$ 61,727	$ 6,688	$ 57,863	$ (107,532)	$ 39,284
$ 1,165,431	$ 1,011,304	$ 889,137	$ 696,470	$ 608,628	$ 468,694	$ 377,905	$ 321,449
$ 2.15	$ 1.98	$ 1.83	$ 1.57	$ 1.36	$ 1.27	$ 1.11	$ 0.93
(0.07)	(0.01)	0.03		0.06	0.02	0.07	0.03
	(0.01)	(0.01)		(0.04)	(0.02)	0.02	
2.08	1.96	1.85	1.57	1.38	1.27	1.20	0.96
0.24	0.33	0.19	0.21	0.08	0.06	0.07	0.06
$ 2.32	$ 2.29	$ 2.04	$ 1.78	$ 1.46	$ 1.33	$ 1.27	$ 1.02
66,281,128	66,161,367	64,087,744	62,849,618	60,969,664	57,705,698	55,459,224	55,311,992
$ 0.51	$ 0.47	$ 0.43	$ 0.39	$ 0.35	$ 0.31	$ 0.275	$ 0.2525
$ 32.25	$ 31.81	$ 39.81	$ 29.88	$ 19.94	$ 15.63	$ 12.16	$ 11.00
$ 17.26	$ 13.41	$ 14.65	$ 12.30	$ 9.99	$ 9.15	$ 4.93	$ 6.59
$ (0.79)	$ (2.27)	$ 0.85	$ 1.00	$ 0.11	$ 1.01	$ (1.96)	$ 0.72
$ 18.05	$ 15.68	$ 13.80	$ 11.30	$ 9.88	$ 8.14	$ 6.89	$ 5.87
64,557,567	64,502,092	64,435,017	61,642,284	61,607,212	57,550,236	54,853,036	54,772,976
14.2%	15.9%	16.8%	17.2%	16.6%	17.7%	20.1%	18.6%

5 "Share-owners' equity excluding accumulated other comprehensive income" is a non-GAAP measure. "Share-owners' equity" is a GAAP measure to which "Share-owners' equity excluding accumulated other comprehensive income" may be compared.

6 Prior periods have been restated to reflect a two-for-one stock split on June 1, 1995, and April 1, 1998.

7 "Return on average equity (excluding accumulated other comprehensive income)" is a non-GAAP measure which is equal to net income divided by average equity (excluding accumulated other comprehensive income) for the most recent five quarters. "Return on average equity" is a GAAP measure to which "Return on average equity (excluding accumulated other comprehensive income)" may be compared.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003 **Commission File Number 1-12332**

PROTECTIVE LIFE CORPORATION

(Exact name of Registrant as specified in its charter)

2801 HIGHWAY 280 SOUTH
BIRMINGHAM, ALABAMA 35223
(Address of principal executive offices, including zip code)

DELAWARE	**95-2492236**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Registrant's telephone number, including area code **(205) 268-1000**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.50 Par Value
Series A Junior Participating Cumulative Preferred Stock, $1.00 Par Value
PLC Capital Trust III 7.5% Trust Originated Preferred Securities
PLC Capital Trust IV 7.25% Trust Originated Preferred Securities
PLC Capital Trust V 6.125% Trust Originated Preferred Securities
Guarantees Issued for the Benefit of Holders of:
PLC Capital Trust III 7.5% Trust Originated Preferred Securities
Guarantees Issued for the Benefit of Holders of:
PLC Capital Trust IV 7.25% Trust Originated Preferred Securities
Guarantees Issued for the Benefit of Holders of:
PLC Capital Trust V 6.125% Trust Originated Preferred Securities

(Title of class)

Name of each exchange
on which registered
New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in the definitive proxy statement or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer. Yes ✓ No___

Aggregate market value of voting stock held by nonaffiliates of the Registrant as of June 30, 2003: $1,776,822,366
Number of shares of Common Stock, $0.50 Par Value, outstanding as of February 27, 2004: 69,123,856

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement prepared for the 2004 annual meeting of share owners, pursuant to Regulation 14A, are incorporated by reference into Part III of this Report.

PROTECTIVE LIFE CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

PART I

		Page
Item 1.	Business	3
Item 2.	Properties	16
Item 3.	Legal Proceedings	16
Item 4.	Submission of Matters to a Vote of Share Owners	16

PART II

Item 5.	Market for the Registrant's Common Equity and Related Share-Owner Matters	17
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A.	Quantitative and Qualitative Disclosure About Market Risk	48
Item 8.	Financial Statements and Supplementary Data	49
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	86
Item 9A.	Controls and Procedures	86

PART III

Item 10.	Directors and Executive Officers of the Registrant	86
Item 11.	Executive Compensation	86
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Share Owner Matters	86
Item 13.	Certain Relationships and Related Transactions	86
Item 14.	Principal Accountant Fees and Services	87

PART IV

Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	87

PART I

Item 1. Business

Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. Founded in 1907, Protective Life Insurance Company is the Company's largest operating subsidiary. Unless the context otherwise requires, the "Company" refers to the consolidated group of Protective Life Corporation and its subsidiaries.

Copies of the Company's Proxy Statement and 2003 Annual Report to Share Owners will be furnished to anyone who requests such documents from the Company. Requests for copies should be directed to: Share-Owner Relations, Protective Life Corporation, P. O. Box 2606, Birmingham, Alabama 35202, Telephone (205) 268-3573, FAX (205) 268-5547. Copies may also be requested through the Internet from the Company's Worldwide Web Site (www.protective.com). The Company makes periodic and current reports available free of charge on our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information incorporated herein by reference is also electronically accessible through the Internet from the "EDGAR Database of Corporate Information" on the Securities and Exchange Commission's World Wide Web site (www.sec.gov).

The Company operates several business segments each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. The Company's operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products and Asset Protection. The Company also has an additional segment referred to as Corporate and Other.

Additional information concerning the Company's business segments may be found in *"Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations"* and Note 10 to Consolidated Financial Statements included herein.

In the following paragraphs, the Company reports sales and new capital invested. These statistics are used by the Company to measure the relative progress of its marketing and acquisition efforts. These statistics were derived from the Company's various sales tracking and administrative systems and were not derived from the Company's financial reporting systems or financial statements. These statistics attempt to measure only one of many factors that may affect future profitability, and therefore are not intended to be predictive of future profitability.

Life Marketing

The Life Marketing segment markets level premium term and term-like insurance, universal life, variable universal life and "bank owned life insurance" (BOLI) products on a national basis. The segment uses several methods of distribution for its products. One distribution system is comprised of brokerage general agencies who recruit a network of independent life agents. The segment also distributes insurance products through a network of experienced independent personal producing general agents who are recruited by regional sales managers. Also, the Company markets BOLI through an independent marketing organization that specializes in this market. The segment also distributes life insurance products through stockbrokers and banks, and through direct response and worksite arrangements.

The following table shows the Life Marketing segment's sales measured by new premium.

Year Ended December 31	Sales
	(dollars in millions)
1999	$139.2
2000	161.1
2001	163.5
2002	224.1
2003	289.6

Acquisitions

The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals. These acquisitions may be accomplished through acquisitions of companies or through the reinsurance of blocks of policies from other insurers. Forty-three transactions have been closed by the segment since 1970, including 16 since 1989. Policies acquired through the segment are usually administered as "closed" blocks; i.e., no new policies are being marketed. Therefore, the amount of insurance in force for a particular acquisition is expected to decline with time due to lapses and deaths of the insureds.

Most acquisitions closed by the Acquisitions segment do not include the acquisition of an active sales force. In transactions where some marketing activity was included, the Company generally either ceased future marketing efforts or redirected those efforts to another segment of the Company. However, in the case of the acquisition of West Coast Life Insurance Company (West Coast) which was closed by the Acquisitions segment in 1997, the Company elected to continue the marketing of new policies and operate West Coast as a component of the Company's Life Marketing segment.

The Company believes that it's focused and disciplined approach to the acquisition process and its experience in the assimilation, conservation, and servicing of acquired policies give it a significant competitive advantage over many other companies that attempt to make similar acquisitions. The Company expects acquisition opportunities to continue to be available as the life insurance industry continues to consolidate; however, management believes that the Company may face increased competition for future acquisitions.

Total revenues and income before income tax from the Acquisitions segment are expected to decline with time unless new acquisitions are made. Therefore, the segment's revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity.

The following table shows the number of transactions closed by the Acquisitions segment and the approximate amount of (statutory) capital invested for each year in which an acquisition was made.

Year Ended December 31	Number of Transactions	Capital Invested
		(dollars in millions)
2001	2	$247.8
2002	1	60.0

In 2001, the Company coinsured a block of individual life policies from Standard Insurance Company, and acquired the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., the U.S. subsidiary of Irish Life & Permanent plc of Dublin, Ireland. In 2002, the Company coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company. Although acquisition opportunities were investigated, no transactions were completed in 1999, 2000, or 2003.

From time to time other of the Company's business segments have acquired companies and blocks of policies which are included in their respective results.

Annuities

The Company's Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

The Company's fixed annuities are primarily modified guaranteed annuities which guarantee an interest rate for a fixed period. Because contract values are "market-value adjusted" upon surrender prior to maturity, these products afford the Company a measure of protection from the effects of changes in interest rates. The Company also offers variable annuities which offer the policyholder the opportunity to invest in various investment accounts.

The following table shows fixed and variable annuity sales. The demand for annuity products is related to the general level of interest rates and performance of the equity markets.

Year Ended December 31	Fixed Annuities	Variable Annuities	Total Annuities
		(dollars in millions)	
1999	$350	$361	$711
2000	635	257	892
2001	689	263	952
2002	628	325	953
2003	164	350	514

Stable Value Products

The Company's Stable Value Products segment markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans. GICs are generally contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. The demand for GICs is related to the relative attractiveness of the "fixed rate" investment option in a 401(k) plan compared to the equity-based investment options available to plan participants.

The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments and money market funds, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. During the fourth quarter of 2003, the Company registered a funding agreement-backed notes program with the SEC. Through this program, the Company is able to offer notes to both institutional and retail investors. The segment's funding agreement-backed notes complement the Company's overall asset-liability management in that the terms of the funding agreements may be tailored to the needs of the seller, as opposed to the needs of the buyer, and more so in a retail program. The segment had sales of $450 million under this program in 2003.

The Company's emphasis is on a consistent and disciplined approach to product pricing and asset/liability management, careful underwriting of early withdrawal risks and maintaining low distribution and administration costs. Most GIC contracts and funding agreements written by the Company have maturities of three to seven years.

The following table shows the stable value products sales.

Year Ended December 31	GICs	Funding Agreements	Total
		(dollars in millions)	
1999	$584	$ 386	$ 970
2000	418	801	1,219
2001	409	637	1,046
2002	267	888	1,155
2003	275	1,333	1,608

The rate of growth in account balances is affected by the amount of maturing contracts relative to the amount of sales.

Asset Protection

The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles and watercraft. The segment's products are primarily marketed through a national network of 2,500 automobile and marine dealers. The Asset Protection segment has also offered credit insurance through banks and consumer finance companies.

The Asset Protection segment also has offered other casualty insurance products, including surety bonds and products that insure or guarantee the residual or market value of vehicles under leases and vehicle finance contracts. The segment's recent operating results have been negatively affected as a result of casualty claims in these lines being significantly higher than assumed or estimated when these products were priced. The Asset Protection segment recorded charges of $30.9 million in 2002, and $28.4 million in 2003, primarily as a result of the negative claims experience that these lines and other non-core lines were experiencing. The segment has taken affirmative steps to exit and reduce its risk exposure in these lines. Actual claims experience in these lines is affected by general economic conditions, trends in used vehicle prices and default rates and other factors that can be very difficult to predict when pricing products. Although the Company has taken affirmative steps to exit and reduce its exposure to these casualty product lines, a material adverse development in such casualty claims trends could have a material, adverse effect on the Company.

The Company continues to closely monitor the effects that declining used vehicle values might have on residual value reserves in the Asset Protection segment. The Company entered into an agreement in 2003, under the terms of which an unaffiliated company assumed the administration and marketing responsibilities for a portion of the Asset Protection segment's financial institutions credit business that was based in Raleigh, North Carolina. The Company is reviewing strategic alternatives for certain under-performing product lines in the Asset Protection segment.

In 2000, the Company acquired the Lyndon Insurance Group (Lyndon) from Frontier Insurance Group. Lyndon markets a variety of specialty insurance products, including credit insurance and vehicle and marine extended service contracts. Lyndon distributes products on a national basis through financial institutions and automobile dealers.

The Company is the fifth largest writer of credit insurance in the United States according to industry surveys. These policies cover consumer loans made by financial institutions located primarily in the southeastern United States and automobile dealers throughout the United States.

The following table shows the credit insurance and related product sales measured by new premium including the sales of Lyndon since the date of acquisition.

Year Ended December 31	Sales
	(dollars in millions)
1999	$283.4
2000	523.6
2001	521.4
2002	490.3
2003	491.8

In 2003, approximately 58% of the segment's sales were through the automobile dealer distribution channel, and approximately 42% of sales were extended service contracts. A portion of the sales and resulting premium are reinsured with producer-owned reinsurers.

Corporate and Other

The Company has an additional segment referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the other business segments described above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earnings from several small lines of business which the Company is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several small subsidiaries (including a subsidiary that markets discount plans). The earnings of this segment may fluctuate from year to year. In 2000, the Company sold its participation in a joint venture which owned a small life insurance company in Hong Kong.

Discontinued Operations

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division), and discontinued other remaining Dental Division operations, primarily other health insurance lines.

Investments

The types of assets in which the Company may invest are influenced by various state laws which prescribe qualified investment assets. Within the parameters of these laws, the Company invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure. For further information regarding the Company's investments, the maturity of and the concentration of risk among the Company's invested assets, derivative financial instruments, and liquidity, see Notes 1 and 2 to the Consolidated Financial Statements, and *"Management's Discussion and Analysis of Financial Condition and Results of Operations"*.

A significant portion of the Company's bond portfolio is invested in mortgage-backed securities. Mortgage-backed securities are constructed from pools of residential mortgages, and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Prepayments of principal on the underlying residential loans can be expected to accelerate with decreases in interest rates and diminish with increases in interest rates. The Company has not invested in the higher risk tranches of mortgage-backed securities (except mortgage-backed securities issued in securitization transactions sponsored by the Company). In addition, the Company has entered into hedging transactions to reduce the volatility in market value of its mortgage-backed securities.

The table below shows a breakdown of the Company's mortgage-backed securities portfolio by type at December 31, 2003. Planned amortization class securities (PACs) pay down according to a schedule. Targeted amortization class securities (TACs) pay down in amounts approximating a targeted schedule. Non-Accelerated Security (NAS) receive no principal payments in the first five years, after which NAS receive an increasing percentage of pro rata principal payments until the tenth year, after which NAS receive principal as principal of the underlying mortgages is received. All of these types of structured mortgage-backed securities give the Company some measure of protection against both prepayment and extension risk.

Accretion directed securities have a stated maturity but may repay more quickly. Sequentials receive payments in order until each class is paid off. Pass through securities receive principal as principal of the underlying mortgages is received. The CMBS are commercial mortgage-backed securities issued in securitization transactions sponsored by the Company, in which the Company securitized portions of its mortgage loan portfolio.

Type	Percentage of Mortgage-Backed Securities
Sequential	36.3%
Pass Through	32.9
PAC	17.4
CMBS	6.9
NAS	4.0
Accretion Directed	2.4
TAC	0.1
	100.0%

The Company obtains ratings of its fixed maturities from Moody's Investors Service, Inc. (Moody's) and Standard & Poor's Corporation (S&P). If a bond is not rated by Moody's or S&P, the Company uses ratings from the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), or the Company rates the bond based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. At December 31, 2003, over 99% of bonds were rated by Moody's, S&P, or the NAIC.

The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31, 2003, is as follows:

Rating	Percentage of Fixed Maturity Investments
AAA	36.9%
AA	5.9
A	22.9
BBB	26.8
BB or less	7.5
	100.0%

At December 31, 2003, approximately $12.4 billion of the Company's $13.4 billion bond portfolio was invested in U.S. Government or agency-backed securities or investment grade bonds and approximately $995.5 million of its fixed maturities portfolio was rated less than investment grade, of which $407.6 million are bank loan participations and $66.9 million were securities issued in Company-sponsored commercial mortgage loan securitizations. The Company has increased its investment in bank loan participations over the last two years to take advantage of market conditions.

Risks associated with investments in less than investment grade debt obligations may be significantly higher than risks associated with investments in debt securities rated investment grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt obligations than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of less than investment grade debt obligations usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers.

The Company also invests a significant portion of its portfolio in mortgage loans. Results for these investments have been excellent due to careful management and a focus on a specialized segment of the market. The Company generally does not lend on speculative properties and has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers. The average size of loans made during 2003 was $3.1 million. The average size mortgage loan in the Company's portfolio is approximately $2.2 million. The largest single loan amount is $19.6 million.

The following table shows a breakdown of the Company's mortgage loan portfolio by property type at December 31, 2003:

Property Type	Percentage of Mortgage Loans on Real Estate
Retail	74.7%
Apartments	7.9
Office Buildings	8.0
Warehouses	8.0
Other	1.4
	100.0%

Retail loans are generally on strip shopping centers anchored by one or more regional or national retail stores. The anchor tenants enter into long-term leases with the Company's borrowers. These centers provide the basic necessities of life, such as food, pharmaceuticals, and clothing, and have been relatively insensitive to changes in economic conditions. The following are the largest anchor tenants (measured by the Company's exposure) at December 31, 2003:

Anchor Tenants	Percentage of Mortgage Loans on Real Estate
Ahold Corporation	2.8%
Walgreen Corporation	2.7
Food Lion, Inc.	2.6
Wal-Mart Stores, Inc.	2.4
Winn Dixie Stores, Inc.	2.2

The Company's mortgage lending criteria generally require that the loan-to-value ratio on each mortgage be at or under 75% at the time of origination. Projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) generally exceed 70% of the property's projected operating expenses and debt service. The Company also offers a commercial loan product under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. Approximately $382.7 million of the Company's mortgage loans have this participation feature.

Many of the Company's mortgage loans have call or interest rate reset provisions between 3 and 10 years. However, if interest rates were to significantly increase, the Company may be unable to call the loans or increase the interest rates on its existing mortgage loans commensurate with the significantly increased market rates.

At December 31, 2003, $11.8 million or 0.4% of the mortgage loan portfolio was nonperforming. It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place.

In 1996, the Company sold approximately $554 million of its mortgage loans in a securitization transaction. In 1997, the Company sold approximately $445 million of its loans in a second securitization transaction. In 1998 the Company securitized $146 million of its mortgage loans and in 1999 the Company securitized $263 million. The securitizations' senior tranches were sold, and the Company retained the junior tranches. The Company continues to service the securitized mortgage loans. At December 31, 2003, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $283.6 million.

As a general rule, the Company does not invest directly in real estate. The investment real estate held by the Company consists largely of properties obtained through foreclosures or the acquisition of other insurance companies. In the Company's experience, the appraised value of a foreclosed property often approximates the mortgage loan balance on the property plus costs of foreclosure. Also, foreclosed properties often generate a positive cash flow enabling the Company to hold and manage the property until the property can be profitably sold.

The following table shows the investment results from continuing operations of the Company:

Year ended December 31	Cash, Accrued Investment Income, and Investments at December 31	Net Investment Income	Percentage Earned on Average of Cash and Investments	Realized Investment Gains (Losses) Derivative Financial Instruments	Realized Investment Gains (Losses) All Other Investments
		(dollars in thousands)			
1999	$ 8,877,038	$ 667,968	7.6%	$ (2,279)	$ 1,222
2000	10,419,217	730,149	7.6	9,013	(16,056)
2001	13,604,102	880,141	7.3	(1,114)	(8,740)
2002	15,765,420	1,022,953	7.0	28,308	910
2003	17,752,081	1,030,752	6.4	12,550	58,064

Life Insurance in Force

The following table shows life insurance sales by face amount and life insurance in force.

	Year Ended December 31 2003	2002	2001	2000	1999
			(dollars in thousands)		
New Business Written					
Life Marketing	$102,154,269	$ 67,827,198	$ 40,538,738	$ 45,918,373	$ 26,918,775
Group Products(1)	67,405	44,567	123,062	143,192	123,648
Asset Protection	6,655,790	4,516,350	5,917,047	7,052,106	6,665,219
Total	$108,877,464	$ 72,388,115	$ 46,578,847	$ 53,113,671	$ 33,707,642
Business Acquired					
Acquisitions		$ 3,859,788	$ 19,992,424		
Asset Protection				$ 2,457,296	$ 620,000
Total		$ 3,859,788	$ 19,992,424	$ 2,457,296	$ 620,000
Insurance in Force at End of Year(2)					
Life Marketing	$305,939,864	$225,667,767	$159,485,393	$129,502,305	$ 91,627,218
Acquisitions	30,755,635	27,372,622	36,856,042	20,133,370	22,054,734
Group Products(1)	710,358	5,015,636	5,821,744	7,348,195	6,065,604
Asset Protection	9,088,963	12,461,564	12,094,947	13,438,226	10,069,030
Total	$346,494,820	$270,517,589	$214,258,126	$170,422,096	$129,816,586

(1) On December 31, 2001, The Company completed the sale of substantially all of its Dental Division, with which the group products are associated.

(2) Reinsurance assumed has been included; reinsurance ceded (2003 - $292,740,795; 2002 - $219,025,215; 2001-$171,449,182; 2000-$128,374,583; 1999-$92,566,755) has not been deducted.

The ratio of voluntary terminations of individual life insurance to mean individual life insurance in force, which is determined by dividing the amount of insurance terminated due to lapses during the year by the mean of the insurance in force at the beginning and end of the year, adjusted for the timing of major acquisitions was:

Year Ended December 31	Ratio of Voluntary Terminations
1999	6.0%
2000	5.8
2001	7.4
2002	4.7
2003	4.1

The amount of investment products in force is measured by account balances. The following table shows stable value product and annuity account balances. Most of the variable annuity account balances are reported in the Company's financial statements as liabilities related to separate accounts.

Year Ended December 31	Stable Value Products	Modified Guaranteed Annuities	Fixed Annuities	Variable Annuities
		(dollars in thousands)		
1999	$2,680,009	$ 941,692	$ 391,085	$2,085,072
2000	3,177,863	1,384,027	330,428	2,043,878
2001	3,716,530	1,883,998	1,143,394	2,131,476
2002	4,018,552	2,390,440	955,886	1,864,993
2003	4,676,531	2,286,417	851,165	2,388,033

Fixed annuity account balances increased in 2001 due to the acquisition of Inter-State and First Variable.

Underwriting

The underwriting policies of the Company's insurance subsidiaries are established by management. With respect to individual insurance, the subsidiaries use information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a policy should be issued as applied for, rated, or rejected. Medical examinations of applicants are required for individual life insurance in excess of certain prescribed amounts (which vary based on the type of insurance) and for most individual insurance applied for by applicants over age 50. In the case of "simplified issue" policies, which are issued primarily through the Asset Protection segment and the Life Marketing segment in the payroll deduction market, coverage is rejected if the responses to certain health questions contained in the application indicate adverse health of the applicant. For other than "simplified issue" policies, medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for full or partial reinsurance of the substandard risk.

The Company's insurance subsidiaries require blood samples to be drawn with individual insurance applications above certain face amounts ranging from $100,000 to $250,000 based on the applicant's age, except in the worksite and BOLI markets where no blood testing is required. Blood samples are tested for a wide range of chemical values and are screened for antibodies to the HIV virus. Applications also contain questions permitted by law regarding the HIV virus which must be answered by the proposed insureds.

Reinsurance Ceded

The Company's insurance subsidiaries cede insurance to other insurance companies. The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The Company sets a limit on the amount of insurance retained on the life of any one person. In the individual lines it will not retain more than $500,000, including accidental death benefits, on any one life. In many cases the retention is less. At December 31, 2003, the Company had insurance in force of $346.5 billion of which approximately $292.7 billion was ceded to reinsurers.

Over the past several years, the Company's reinsurers have reduced the net cost of reinsurance to the Company. Consequently, the Company has increased the amount of reinsurance which it cedes on newly-written individual life insurance policies, and has also ceded a portion of the mortality risk of existing business of the Life Marketing and Acquisitions business segments.

The Company also has used reinsurance in the sale of the Dental Division and to reinsure fixed annuities in conjunction with the acquisition of two small insurers and for reinsuring guaranteed minimum death benefit (GMDB) claims in its variable annuity contracts.

Policy Liabilities and Accruals

The applicable insurance laws under which the Company's insurance subsidiaries operate require that each insurance company report policy liabilities to meet future obligations on the outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated in accordance with applicable law to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain named mortality tables and interest rates.

The policy liabilities and accruals carried in the Company's financial reports presented on the basis of accounting principles generally accepted in the United States of America (GAAP) differ from those specified by the laws of the various states and carried in the insurance subsidiaries' statutory financial statements (presented on the basis of statutory accounting principles mandated by state insurance regulations). For policy liabilities other than those for universal life policies, annuity contracts, GICs, and funding agreements, these differences arise from the use of mortality and morbidity tables and interest rate assumptions which are deemed to be more appropriate for financial reporting purposes than those required for statutory accounting purposes; from the introduction of lapse assumptions into the calculation; and from the use of the net level premium method on all business. Policy liabilities for universal life policies, annuity contracts, GICs, and funding agreements are carried in the Company's financial reports at the account value of the policy or contract plus accrued interest.

Federal Income Tax Consequences

Existing federal laws and regulations affect the taxation of the Company's products. Income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. Congress has from time to time considered proposals that, if enacted, would have had an adverse impact on the federal income tax treatment of such products, or would increase the tax-deferred status of competing products. In addition, life insurance products are often used to fund estate tax obligations. Legislation has recently been enacted that would over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. The Company cannot predict what tax initiatives may be enacted which could adversely affect the Company.

The Company's insurance subsidiaries are taxed by the federal government in a manner similar to companies in other industries. However, certain restrictions on consolidating recently acquired life insurance companies and on consolidating life insurance company income with non-insurance income are applicable to the Company; thus, the Company is not able to consolidate all of the operating results of its subsidiaries for federal income tax purposes.

Under pre-1984 tax law, certain income of the Company was not taxed currently, but was accumulated in a memorandum account designated as "Policyholders' Surplus" to be taxed only when such income was distributed to share owners or when certain limits on accumulated amounts were exceeded. Consistent with current tax law, amounts accumulated in Policyholders' Surplus have been carried forward, although no accumulated income may be added to these accounts. As of December 31, 2003, the aggregate accumulation in the Policyholders' Surplus account was $70.5 million. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

Competition

Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies are converting to stock ownership which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies.

Regulation

The Company's subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the Company's business, which may include premium rates, marketing practices, advertising, privacy, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders and other customers rather than share owners.

A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC) as modified by the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to reflect a more conservative view; for example, requiring immediate expensing of policy acquisition costs and through the use of more conservative computations of policy liabilities. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. Based upon the December 31, 2003 statutory financial reports, the Company's insurance subsidiaries are adequately capitalized under the formula.

The Company's insurance subsidiaries are required to file detailed annual reports with the supervisory agencies in each of the jurisdictions in which they do business and their business and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business. To date, no such insurance department examinations have produced any significant adverse findings regarding any insurance company subsidiary of the Company.

Under insurance guaranty fund laws in most states, insurance companies doing business in such a state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength. The Company's insurance subsidiaries were assessed immaterial amounts in 2003, which will be partially offset by credits against future state premium taxes.

In addition, many states, including the states in which the Company's insurance subsidiaries are domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Tennessee, where Protective Life Insurance Company (Protective Life) is domiciled, require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state. In Tennessee, the acquisition of 10% of the voting securities of an entity is generally deemed to be the acquisition of control for the purpose of the insurance holding company statute and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition.

The Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. The maximum amount that would qualify as ordinary dividends to Protective Life Corporation by Protective Life in 2004 is estimated to be $293.8 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which the Company's insurance subsidiaries are domiciled; such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to the Company by such subsidiaries without affirmative prior approval by state regulatory authorities.

The Company's insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

Certain policies, contracts and annuities offered by the Company's subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative and private remedial provisions.

Additional issues related to regulation of the Company and its insurance subsidiaries are discussed in *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* included herein.

Employees

At December 31, 2003 the Company had approximately 2,468 authorized positions, including approximately 1,404 in Birmingham, Alabama. Most employees are covered by contributory major medical, dental, group life, and long-term disability insurance plans. The cost of these benefits to the Company in 2003 was approximately $8.8 million. In addition, substantially all of the employees are covered by a pension plan. The Company also matches employee contributions to its 401(k) Plan and makes discretionary profit sharing contributions for employees not otherwise covered by a bonus or sales incentive plan. See Note 11 to Consolidated Financial Statements.

Executive Officers

The executive officers of the Company as of March 1, 2004 are as follows:

Name	Age	Position
John D. Johns	52	Chairman of the Board, President, Chief Executive Officer, and a Director
R. Stephen Briggs	54	Executive Vice President, Life and Annuity
Allen W. Ritchie	46	Executive Vice President and Chief Financial Officer
Richard J. Bielen	43	Senior Vice President, Chief Investment Officer and Treasurer
Brent E. Griggs	48	Senior Vice President, Asset Protection
J. William Hamer, Jr.	59	Senior Vice President and Chief Human Resources Officer
Thomas Davis Keyes	51	Senior Vice President, Information Services
Carolyn King	53	Senior Vice President, Acquisitions
Deborah J. Long	50	Senior Vice President, Secretary and General Counsel
Bernard L. Robins	65	Senior Vice President, West Coast Life
Wayne E. Stuenkel	50	Senior Vice President and Chief Actuary
Carl S. Thigpen	47	Senior Vice President, Chief Mortgage and Real Estate Officer
Steven G. Walker	44	Senior Vice President, Controller, and Chief Accounting Officer
Judy Wilson	46	Senior Vice President, Stable Value Products
Jerry W. DeFoor	51	Vice President, Business Planning

All executive officers are elected annually and serve at the pleasure of the Board of Directors. None of the executive officers is related to any director of the Company or to any other executive officer.

Mr. Johns has been Chairman of the Board of the Company since February 3, 2003, and President and Chief Executive Officer of the Company since December 2001. He has been a Director of the Company since May 1997. He was President and Chief Operating Officer of the Company from August 1996 until December 2001. Mr. Johns has been employed by the Company and its subsidiaries since 1993.

Mr. Briggs has been Executive Vice President, Life and Annuity, of the Company since January 2003 and has responsibility for the Life and Annuity Division. From October 1993 to January 2003, he served as Executive Vice President, Individual Life Division. Mr. Briggs has been associated with the Company and its subsidiaries since 1971.

Mr. Ritchie has been Executive Vice President and Chief Financial Officer of the Company since August 2001. From July 1998 until 2000, Mr. Ritchie was President, Chief Executive Officer and Director of Per-Se Technologies, Inc.

Mr. Bielen has been Senior Vice President, Chief Investment Officer and Treasurer since January 2002. From August 1996 until January 2002, he was Senior Vice President, Investments of the Company. Mr. Bielen has been employed by the Company and its subsidiaries since 1991.

Mr. Griggs has been Senior Vice President, Asset Protection Division of the Company since February 3, 2003. He served as Vice President, Operations of the Asset Protection Division of Protective Life Insurance Company from January 1998 to February 2003. Mr. Griggs has been employed by the Company and its subsidiaries since 1997.

Mr. Hamer has been Senior Vice President and Chief Human Resources Officer of the Company since March 2001. He served as Vice President, Human Resources of the Company from May 1982 to March 2001. Mr. Hamer has been employed by the Company and its subsidiaries since 1981.

Mr. Keyes has been Senior Vice President, Information Services of the Company since April 1999. Mr. Keyes was Vice President, Information Services of the Company from May 1993 to April 1999. Mr. Keyes has been employed by the Company and its subsidiaries since 1982.

Ms. King has been Senior Vice President, Acquisitions of the Company since December 2003. Ms. King served as Senior Vice President, Life and Annuity Division of the Company from January 2003 until December 2003. From April 1995 to January 2003, she served as Senior Vice President, Investment Products Division.

Ms. Long has been Senior Vice President, Secretary and General Counsel of the Company since November 1996. From February 1994 to November 1996, she was Senior Vice President and General Counsel.

Mr. Robins has been Senior Vice President, West Coast Life of the Company since March 2004. Since December 2003, he has served as Executive Vice President and Chief Operating Officer of West Coast Life Insurance Company. From June 1997 until December 2003 he served as Executive Vice President of West Coast Life Insurance Company.

Mr. Stuenkel has been Senior Vice President and Chief Actuary of the Company since March 1987. Mr. Stuenkel is a Fellow of the Society of Actuaries and has been employed by the Company and its subsidiaries since 1978.

Mr. Thigpen has been Senior Vice President, Chief Mortgage and Real Estate Officer of the Company since January 2002. From March 2001 to January 2002, he was Senior Vice President, Investments. From May 1996 to March 2001, he was Vice President, Investments for the Company. Mr. Thigpen has been employed by the Company and its subsidiaries since 1984.

Mr. Walker has been Senior Vice President, Controller and Chief Accounting Officer of the Company since March 2004. From September 2003 through March 2004, he served as Vice President, Controller, and Chief Accounting Officer of the Company. From August 2002 to September 2003, he served as Vice President and Chief Financial Officer of the Asset Protection Division of the Company. From November 1998 through July 2002, Mr. Walker served as Senior Vice President and Chief Financial Officer of Aon Integramark.

Ms. Wilson has been Senior Vice President, Stable Value Products of the Company since January 1995. Ms. Wilson has been employed by the Company and its subsidiaries since 1991.

Mr. DeFoor has been Vice President, Business Planning of the Company since September 2003. Mr. DeFoor was Vice President and Controller, and Chief Accounting Officer of the Company from April 1989 to September 2003. Mr. DeFoor has been employed by the Company and its subsidiaries since 1982.

Certain of these executive officers also serve as executive officers and/or directors of various other Company subsidiaries.

Item 2. Properties

The Company's Home Office is located at 2801 Highway 280 South, Birmingham, Alabama. This campus includes the original 142,000 square-foot building which was completed in 1976, a second contiguous 220,000 square-foot building which was completed in 1985, and a third contiguous 315,000 square-foot building that was completed in January 2003. In addition, parking is provided for approximately 2,760 vehicles. In 2000, the Company entered into an arrangement, with an unrelated party, for the construction of the third building. The unrelated party owns the building and leases it to the Company. The lease is accounted for as an operating lease under SFAS No. 13 "Accounting For Leases". Lease payments are based on current LIBOR interest rates and the cost of the building. At the end of the lease term, February 1, 2007, the Company may purchase the building for the original building cost of approximately $75 million. Based upon current interest rates, annual lease payments are estimated to be $1.5 million. Were the Company not to purchase the building, a payment of approximately $66 million would be due at the end of the lease term.

The Company leases administrative and marketing office space in approximately 25 cities including approximately 24,173 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $8.1 million.

Item 3. Legal Proceedings

To the knowledge and in the opinion of management, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company, to which the Company or any of its subsidiaries is a party or of which any of the Company's properties is the subject. For additional information regarding legal proceedings see "Known Trends and Uncertainties" included herein.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of 2003 to a vote of security holders of the Company.

PART II

Item 5. Market for the Registrant's Common Equity and Related Share-Owner Matters

The Company's Common Stock is listed and principally traded on the New York Stock Exchange (NYSE symbol: PL). The following table sets forth the highest and lowest closing prices of the Company's Common Stock, $0.50 par value, as reported by the New York Stock Exchange during the periods indicated, along with the dividends paid per share of Common Stock during the same periods.

	Range		
	High	**Low**	**Dividends**
2002			
First Quarter	$32.32	$27.94	$.14
Second Quarter	33.46	30.61	.15
Third Quarter	33.75	27.23	.15
Fourth Quarter	32.60	27.20	.15
2003			
First Quarter	29.27	24.71	.15
Second Quarter	30.14	25.99	.16
Third Quarter	30.75	26.84	.16
Fourth Quarter	34.22	30.47	.16

On February 27, 2004, there were approximately 2,140 owners of record of Company Common Stock.

The Company (or its predecessor) has paid cash dividends each year since 1926 and each quarter since 1934. The Company expects to continue to pay cash dividends, subject to the earnings and financial condition of the Company and other relevant factors. The ability of the Company to pay cash dividends is dependent in part on cash dividends received by the Company from its life insurance subsidiaries. See Item 7 – *"Management's Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources"* included herein. Such subsidiary dividends are restricted by the various insurance laws of the states in which the subsidiaries are incorporated. See Item 1 – *"Business – Regulation"*.

Additional information called for by this Item is incorporated by reference to "Securities Authorized for Issuance under Equity Compensation Plans" in the Company's definitive proxy statement for the Annual Meeting of Share Owners, to be held May 3, 2004.

Item 6. Selected Financial Data

	Year Ended December 31				
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share amounts)				
INCOME STATEMENT DATA [3]					
Premiums and policy fees	$ 1,670,312	$ 1,561,717	$ 1,389,820	$ 1,175,898	$ 861,027
Reinsurance ceded	(934,435)	(751,396)	(771,151)	(686,108)	(462,297)
Net of reinsurance ceded	735,877	810,321	618,669	489,790	398,730
Net investment income	1,030,752	1,022,953	880,141	730,149	667,968
Realized investment gains (losses)					
Derivative financial instruments	12,550	28,308	(1,114)	9,013	(2,279)
All other investments	58,064	910	(8,740)	(16,056)	1,222
Other income	120,282	100,196	120,647	151,833	89,680
Total revenues	1,957,525	1,962,688	1,609,603	1,364,729	1,155,321
Benefits and expenses	1,632,113	1,697,645	1,400,007	1,153,054	954,660
Income tax expense	108,362	87,688	68,538	74,321	70,976
Income (loss) from discontinued operations [1]			(30,522)	16,122	21,642
Change in accounting principle [2]			(7,593)		
Net income	$ 217,050	$ 177,355	$ 102,943	$ 153,476	$ 151,327
PER SHARE DATA [3]					
Net income from continuing operations[4] – basic	$ 3.10	$ 2.54	$ 2.02	$ 2.09	$ 1.98
Net income – basic	$ 3.10	$ 2.54	$ 1.48	$ 2.33	$ 2.31
Average shares outstanding – basic	70,033,288	69,923,955	69,410,525	65,832,349	65,604,311
Net income from continuing operations[4] – diluted	$ 3.07	$ 2.52	$ 2.01	$ 2.08	$ 1.96
Net income – diluted	$ 3.07	$ 2.52	$ 1.47	$ 2.32	$ 2.29
Average shares outstanding – diluted	70,644,642	70,462,797	69,950,173	66,281,128	66,161,367
Cash dividends	$ .63	$ .59	$ .55	$ .51	$ .47
Share-owners' equity	$ 29.02	$ 25.06	$ 20.42	$ 17.26	$ 13.41

(1) Income from discontinued operations in 2001 includes loss on sale of discontinued operations and loss from discontinued operations, net of income tax.
(2) Cumulative effect of change in accounting principle relating to SFAS No. 133, net of income tax.
(3) Prior periods have been restated to reflect discontinued operations.
(4) Net income excluding change in accounting principle and income (loss) from discontinued operations.

	December 31				
	2003	2002	2001	2000	1999
	(dollar in thousands)				
BALANCE SHEET DATA					
Total assets	$24,573,991	$21,933,111	$ 19,718,824	$ 15,145,633	$ 12,994,164
Total debt	$ 461,329	$ 406,110	$ 376,211	$ 306,125	$ 236,023
Total stable value contract and annuity account balances[5]	$ 4,847,518	$ 4,198,070	$ 3,907,892	$ 3,385,092	$ 2,915,417
Liabilities related to variable interest entities	$ 400,000				
Subordinated debt securities	$ 221,650	$ 215,000	$ 175,000	$ 190,000	$ 190,000
Share-owners' equity	$ 2,002,144	$ 1,720,702	$ 1,400,144	$ 1,114,058	$ 865,223

(5) Includes stable value contract account balances and annuity account balances which do not pose significant mortality risk.

Note: Certain reclassifications have been made in the previously reported financial information to make the prior period amounts comparable to those of the current period. Such reclassifications had no effect on previously reported net income or share-owners' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis should be read in its entirety, since it contains detailed information that is important to understanding the Company's results and financial condition. The Overview below is qualified in its entirety by the full Management's Discussion and Analysis.

FORWARD-LOOKING STATEMENTS – CAUTIONARY LANGUAGE

This report reviews the Company's financial condition and results of operations including its liquidity and capital resources. Historical information is presented and discussed. Where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements instead of historical facts and may contain words like "believe," "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan," "will," "shall," "may," and other words, phrases, or expressions with similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the results contained in the forward-looking statements, and the Company cannot give assurances that such statements will prove to be correct. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Please refer to "Known Trends and Uncertainties" herein for more information about factors which could affect future results.

OVERVIEW

Protective Life Corporation (the Company) is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company operates five business segments. An operating segment is generally distinguished by products and/or channels of distribution. The Company's operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products, and Asset Protection. In addition, the Company has another segment referred to as the Corporate and Other segment.

In 2003, the Company's net income increased 22.4% to $217.1 million or $3.07 per diluted share, compared to $177.4 million or $2.52 per share in 2002. Included in 2003 net income were net realized investment gains of $0.28 per share compared to gains of $0.04 per share in 2002.

The Life Marketing segment's pretax operating income was $159.2 million in 2003, an increase of 26.8% over the $125.6 million reported in 2002. The increase was primarily attributable to an increase in business-in-force.

The Acquisitions segment's pretax operating income was $95.2 million in 2003, up slightly from the $95.1 million reported in 2002. Increased earnings from recently completed transactions were offset by the expected declining earnings from older acquired blocks of business.

The Annuities segment's pretax operating income was $13.4 million in 2003, a decline of $2.3 million from the $15.7 million reported in 2002. The decrease is primarily due to interest spread compression and low sales of fixed annuities caused by lower interest rates in 2003.

Stable Value Products pretax operating income was $38.9 million in 2003, compared to $42.3 million in 2002. Average operating spreads decreased to 96 basis points in 2003, compared to 107 basis points in 2002.

The Asset Protection segment incurred a pretax operating loss of $12.8 million in 2003, compared to a loss of $23.4 million in 2002. Due to negative trends in used vehicle prices affecting the segment's residual value product, the segment recorded charges totaling $28.4 million in 2003. This charge more than offset the improvements realized in the segment's other lines of business.

Corporate and Other pretax operating income was $1.0 million in 2003 compared to $5.6 million in 2002. A $3.0 million increase in interest expense contributed to this decline.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies inherently require the use of judgments relating to a variety of assumptions and estimates, in particular expectations of current and future mortality, morbidity, persistency, expenses, and interest rates. Because of the inherent uncertainty when using the assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from those reported in the consolidated financial statements. A discussion of the various critical accounting policies is presented below.

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business and coinsurance of blocks of policies, are deferred. The recovery of such costs is dependent on the future profitability of the related policies. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, and expenses to administer the business and certain economic variables, such as inflation. These factors enter into management's estimates of future profits which generally are used to amortize certain of such costs. Accounting for other intangible assets such as goodwill also requires an estimate of the future profitability of the associated lines of business. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future profits are less than the unamortized deferred amounts.

The Company has a deferred policy acquisition costs asset of approximately $99.7 million related to its variable annuity product line with an account balance of $2.2 billion at December 31, 2003. The Company monitors the rate of amortization of the deferred policy acquisition costs associated with its variable annuity product line. The methodologies employ varying assumptions about how much and how quickly the stock markets will appreciate. The primary assumptions used to project future profits as part of the analysis include: a long-term equity market growth rate of 9%, reversion to the mean methodology with a reversion to the mean cap rate of 14%, reversion to the mean period of 5 years, and an amortization period of 20 years. A recovery in equity markets, or methodologies and assumptions that anticipate a recovery, results in lower amounts of amortization, and a worsening of equity markets results in higher amounts of amortization.

Establishing an adequate liability for the Company's obligations to its policyholders requires the use of assumptions. Liabilities for future policy benefits on traditional life insurance products require the use of assumptions relative to future investment yields, mortality, persistency and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation.

The Company also establishes liabilities for guaranteed minimum death benefits (GMDB) on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes mortality of 60% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table to reflect improvements in mortality since the table was derived and other factors. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. The Company's GMDB at December 31, 2003, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003.

Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. For example, assessing the value of certain investments requires the Company to perform an analysis of expected future cash flows or rates of prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of a structured transaction, supported overall by underlying investments in a wide variety of issuers. The Company's specific accounting policies related to its invested assets are discussed in the Notes to the Consolidated Financial Statements.

The Company utilizes derivative transactions primarily in order to reduce its exposure to interest rate risk as well as currency exchange risk. Assessing the effectiveness of these hedging programs and evaluating the carrying values of the related derivatives often involve a variety of assumptions and estimates. The Company employs a variety of methods for determining the fair value of its derivative instruments. The fair values of interest rate swaps, interest rate swaptions, total return swaps and put or call options are based upon industry standard models which present-value the projected cash flows of the derivatives using current and implied future market conditions.

Determining the Company's obligations to employees under its defined benefit pension plan and stock-based compensation plans requires the use of estimates. The calculation of the liability related to the Company's defined benefit pension plan requires assumptions regarding the appropriate weighted average discount rate, estimated rate of increase in the compensation of its employees and the expected long-term rate of return on the plan's assets. Accounting for other stock-based compensation plans may require the use of option pricing models to estimate the Company's obligations. Assumptions used in such models relate to equity market volatility, the risk-free interest rate at the date of grant, as well as the expected exercise date.

The assessment of potential obligations for tax, regulatory, and litigation matters inherently involve a variety of estimates of potential future outcomes. The Company makes such estimates after consultation with its advisors and a review of available facts.

RESULTS OF OPERATIONS

PREMIUMS AND POLICY FEES

The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premiums and policy fees), and the percentage change from the prior period:

Year Ended December 31	Amount	Percentage Increase (Decrease)
	(in thousands)	
2001	$618,669	26.3%
2002	810,321	31.0
2003	735,877	(9.2)

Premiums and policy fees were $810.3 million in 2002, an increase of $191.7 million, or 31.0% from the $618.7 million reported for 2001. During 2002, the Company discovered that it had overpaid the reinsurance premiums due on certain life insurance policies over a period of 10 years. The Company recorded cash and receivables totaling $69.7 million, and a corresponding increase in premiums and policy fees, which reflected its then current estimate of amounts to be recovered. Excluding this increase, premiums and policy fees in the Life Marketing segment increased $29.5 million due to an increase in sales. Premiums and policy fees in the Acquisitions segment are expected to decline with time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. In June 2002, the Company coinsured a block of insurance policies from Conseco Variable Insurance Company (Conseco). This transaction resulted in an increase in premiums and policy fees of $18.8 million. The acquisition of Inter-State and First Variable resulted in a $27.0 million increase in premiums and policy fees. Premiums and policy fees from older acquired blocks decreased $3.7 million. Premiums and policy fees from the Annuities segment declined $2.3 million due to a decline in variable annuity management fees caused by the general decline in the equity markets. Premiums and policy fees related to the Asset Protection segment increased $53.7 million due to continued higher sales in its service contracts and residual value lines. Lower sales in other Asset Protection lines during 2002 were more than offset by a decline in the amount of reinsurance ceded. The decline in reinsurance ceded was primarily due to a change in the form of a credit reinsurance agreement in 2002. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment decreased $0.9 million.

Premiums and policy fees were $735.9 million in 2003, a decrease of $74.4 million or 9.2% from 2002 premiums and policy fees. In 2003, the Company substantially completed its recovery of all of the previously mentioned reinsurance overpayments. As a result, $18.4 million of premiums and policy fees were recorded in 2003 related to the collection of the reinsurance overpayment. Overall, premiums and policy fees in the Life Marketing segment declined $21.5 million from 2002, reflecting an increase in the use of reinsurance. Premiums and policy fees from the Conseco transaction resulted in an increase of $7.2 million. Premiums and policy fees from older acquired blocks decreased $17.8 million as a result of normal lapsing of policies resulting from deaths of insureds or terminations of coverage. Premiums and policy fees in the Annuities segment increased by $0.4 million in 2003. Premiums and policy fees in the Asset Protection segment decreased by $41.0 million due to reduced credit earned premiums attributable to lower sales and the termination of non-core lines of business. Premiums and policy fees in the Corporate and Other segment decreased by $1.8 million.

NET INVESTMENT INCOME

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

Year Ended December 31	Amount	Percentage Increase	Percentage Earned on Average Cash and Investments
	(in thousands)		
2001	$ 880,141	20.5%	7.3%
2002	1,022,953	16.2	7.0
2003	1,030,752	0.8	6.4

Net investment income in 2002 increased $142.8 million or 16.2% over 2001, and in 2003 increased $7.8 million or 0.8% over 2002, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions, receiving stable value and annuity deposits, and the asset growth that results from the sale of various insurance products. The Standard coinsurance transaction and the acquisition of Inter-State and First Variable resulted in an increase in investment income of $57.5 million in 2002. The Conseco coinsurance transaction resulted in an increase in investment income of $13.3 million in 2003. This increase was more than offset by $19.3 million decline in investment income from older acquisitions.

The percentage earned on average cash and investments was 7.0% in 2002 and 6.4% in 2003, due to the overall decline in interest rates on new investments.

REALIZED INVESTMENT GAINS (LOSSES)

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs.

The following table sets forth realized investment gains (losses) relating to derivative financial instruments and all other investments for the periods shown:

Year Ended December 31	Derivative Financial Instruments	All Other Investments
	(in thousands)	
2001	$(1,114)	$(8,740)
2002	28,308	910
2003	12,550	58,064

Realized investment gains and losses related to derivative financial instruments primarily represent changes in the fair values of certain derivative financial instruments. Realized investment gains and losses related to derivatives include periodic settlements related to interest rate swaps intended to mitigate the risks associated with corporate debt and certain investments, but do not qualify as hedges under SFAS No. 133.

The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. Realized investment gains related to all other investments in 2002 of $80.1 million were largely offset by realized investment losses of $79.2 million. Realized investment gains related to all other investments in 2003 of $93.4 million were largely offset by realized investment losses of $35.3 million. During 2002 and 2003, the Company recorded other-than-temporary impairments in its investments of $30.2 million and $22.3 million, respectively.

Each quarter the Company reviews investments with material unrealized losses and tests for other-than-temporary impairments. Management analyzes various factors to determine if any specific other than temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is recognized and the cost basis of the impaired asset is adjusted to its fair value. An other-than-temporary impairment loss is recognized based upon all relevant facts and circumstances for each investment. With respect to unrealized losses due to issuer-specific events, the Company considers the creditworthiness and financial performance of the issuer and other available information. With respect to unrealized losses that are not due to issuer-specific events, such as losses due to interest rate fluctuations, general market conditions or industry-related events, the Company considers its intent and ability to hold the investment to allow for a market recovery or to maturity together with an assessment of the likelihood of full recovery. See also "Liquidity and Capital Resources – Investments" included herein.

OTHER INCOME

The following table sets forth other income for the periods shown:

Year Ended December 31	Amount	Percentage Increase (Decrease)
	(in thousands)	
2001	$120,647	(20.5)%
2002	100,196	(17.0)
2003	120,282	20.1

Other income consists primarily of revenues of the Company's broker-dealer subsidiary, direct response businesses, service contract businesses, investment advisory fees from variable insurance products, and revenues of the Company's noninsurance subsidiaries.

Other income was $100.2 million in 2002, a decrease of $20.4 million, or 17.0% from the $120.6 million reported for 2001. In 2002, revenues from the Company's broker-dealer subsidiary increased $1.8 million. Other income from the Company's direct response businesses decreased $6.7 million due to reduced emphasis on selling other companies' products. Revenues from the service contract businesses decreased $12.7 million due to lower sales caused by general economic conditions. The sale of an inactive charter in 2002 resulted in a gain of $2.7 million. Other income from all other sources decreased $5.5 million.

Other income was $120.3 million in 2003, an increase of $20.1 million, or 20.1% from 2002. In 2003, revenues from the Company's direct response businesses increased by $3.2 million. Other income in the service contract businesses increased $0.8 million. The sale of an inactive charter in 2003 resulted in a $6.9 million gain. Other income from the Consumer Direct line of business increased $2.2 million in 2003. Other income increased by $3.7 million due to the impact of exiting some non-core lines of business in the Asset Protection segment. Other income from all other sources increased $6.0 million.

INCOME BEFORE INCOME TAX

Consistent with the Company's segment reporting in the Notes to Consolidated Financial Statements, management evaluates the results of the Company's segments on a before-income-tax basis as adjusted for certain items which management believes are not indicative of the Company's core operations. Segment operating income (loss) excludes net realized investment gains and losses and the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments because fluctuations in these items are due to changes in interest rates and other financial market factors instead of mortality and morbidity. Periodic settlements of interest rate swaps associated with corporate debt and certain investments are included in realized gains and losses but are considered part of operating income because the interest rate swaps are hedging items affecting operating income. Also, segment operating income (loss) excludes any net gains or losses on disposals of businesses, discontinued operations, and the cumulative effect of changes in accounting principles. Although the items excluded from segment operating income (loss) may be significant components in understanding and assessing the Company's overall financial performance, management believes that operating segment income (loss) enhances an investor's understanding of the Company's results of operations by highlighting the income (loss) attributable to the normal, recurring operations of the insurance business (i.e., mortality and morbidity), consistent with industry practice. However, the Company's segment operating income (loss) measures may not be comparable to similarly titled measures reported by other companies. Segment operating income (loss) should not be construed as a substitute for net income (loss) determined in accordance with accounting principles generally accepted in the United States of America (GAAP). "Total income from continuing operations before income tax" is a GAAP measure to which the non-GAAP measure "total operating income" may be compared. Unlike total operating income, total income before income tax includes net realized investment gains and losses, the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments. In the Annuities and Stable Value Products segments operating income excludes realized investment gains and losses and related amortization. In the Corporate and Other segment operating income includes derivative gains related to corporate debt and investments.

The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

OPERATING INCOME (LOSS) AND INCOME (LOSS) BEFORE INCOME TAX

	Year Ended December 31		
	2003	2002	2001
		(in thousands)	
Operating income (loss)[1]			
Life Marketing	$159,157	$125,550	$ 89,574
Acquisitions	95,150	95,097	68,040
Annuities	13,373	15,694	16,934
Stable Value Products	38,911	42,272	33,150
Asset Protection	(12,760)	(23,378)	33,960
Corporate and Other	1,001	5,643	(10,895)
Realized investment gains (losses)			
Annuities	22,733	2,277	1,139
Stable Value Products	9,756	(7,061)	7,218
Corporate and Other	38,125	34,002	(18,211)
Less derivative gains related to corporate debt and investments[2]			
Corporate and Other	(21,087)	(23,072)	(10,317)
Related amortization of deferred policy acquisition costs			
Annuities	(18,947)	(1,981)	(996)
Income (loss) before income tax			
Life Marketing	159,157	125,550	89,574
Acquisitions	95,150	95,097	68,040
Annuities	17,159	15,990	17,077
Stable Value Products	48,667	35,211	40,368
Asset Protection	(12,760)	(23,378)	33,960
Corporate and Other	18,039	16,573	(39,423)
Total income before income tax	$325,412	$265,043	$209,596

1 Income before income tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs

2 Periodic settlements of interest rate swaps associated with corporate debt and certain investments included in realized investment gains and considered a part of operating income

LIFE MARKETING

The Life Marketing segment's 2002 pretax operating income was $125.6 million, $36.0 million above 2001. In the third quarter of 2002, the Company discovered that it had overpaid the reinsurance premiums due on certain life insurance policies, and indicated that it would be seeking recovery of approximately $94.5 million from several reinsurance companies. At December, 31, 2002, the Company had recorded cash and receivables totaling $69.7 million, which reflected the amounts received at that date, and the Company's estimate of amounts to be recovered in the future, based upon the information then available.

The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs took into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. The Life Marketing segment's pretax operating income thereby increased $7.2 million which is the difference between the premiums recorded and the amount of such additional amortization.

Because the overpayments were made over a period of 10 years beginning in 1992, and had the effect of reducing the amortization of deferred policy acquisition costs during that period, the Company believes that no prior period results were materially understated and that no operating trends were materially affected as a result.

In addition to the increase from reinsurance recoveries, an increase of $7.2 million in 2002 is attributable to favorable mortality experience, and an increase of $21.6 million can be attributed to growth through sales.

The Life Marketing segment's 2003 pretax operating income was $159.2 million, an increase of $33.6 million over 2002. During 2003, the Company received payment from substantially all of the affected reinsurance companies. As a result the Company increased premiums and policy fees by $18.4 million and amortization of deferred policy acquisition costs by $6.1 million, resulting in an increase in the Life Marketing segment's pretax operating income of $12.3 million. The remaining increase is attributable to growth of business-in-force due to strong sales in 2002 and 2003 and favorable expense variances as compared to pricing allowances.

ACQUISITIONS

In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or smaller insurance companies. Policies acquired through the segment are usually administered as "closed" blocks; i.e., no new policies are being marketed. Therefore, earnings from the Acquisitions segment are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made.

In 2002, the segment's pretax operating income was $95.1 million, $27.1 million above 2001. The Conseco and Standard coinsurance transactions and the acquisition of Inter-State and First Variable resulted in a $24.7 million increase in earnings in 2002. Earnings on older acquired blocks of policies increased $2.4 million. In 2003, the segment's pretax operating income was $95.2 million, $0.1 million above 2002. The Conseco transaction contributed a $9.1 million increase in earnings over 2002, and earnings from older acquired blocks of business decreased by $9.0 million.

ANNUITIES

The Annuities segment's pretax operating income for 2002 was $15.7 million as compared to $16.9 million in 2001. Fixed annuity earnings increased $1.2 million due to higher account balances. This increase was more than offset by a decline in variable annuity earnings of $2.4 million due to the general decline in the equity markets. The segment's 2003 pretax operating income was $13.4 million, a decrease of $2.3 million from 2002. The decrease is primarily attributable to spread compression and the inability to capitalize excess expenses due to lower sales of fixed annuities caused by lower interest rates in 2003. The segment had a $0.3 million realized investment gain (net of related amortization of deferred policy acquisition costs) in 2002 and a $3.8 million gain in 2003. As a result, total pretax income was $16.0 million in 2002 and $17.2 million in 2003.

The Company offers a guaranteed minimum death benefit feature (GMDB) on its variable annuity products. The Company's accounting policy has been to calculate its total exposure to GMDB, and then apply a mortality factor to determine the amount of claims that could be expected to occur in the coming twelve months. The Company then accrues to that amount over four quarters. At December 31, 2003, the total GMDB reserve was $5.1 million. The total guaranteed amount payable under the GMDB feature based on variable annuity account balances at December 31, 2003, was $287.0 million, a decrease of $252.0 million from December 31, 2002, caused by an improvement in the equity markets.

In accordance with statutory accounting practices prescribed or permitted by regulatory authorities (which require the assumption that equity markets will significantly worsen), the Annuities segment reported GMDB related policy liabilities and accruals of $12.1 million at December 31, 2003, a decrease of $12.6 million from December 31, 2002.

Although positive performance in the equity markets in 2003 allowed the Company to decrease its GMDB related policy liabilities, the Annuities segment's future results may be negatively affected by a slow economy. Volatile equity markets could negatively affect sales of variable annuities and the fees the segment assesses on variable annuity contracts. Lower interest rates have negatively affected sales of fixed annuities. In this segment, equity market volatility may create uncertainty regarding the level of future profitability in the variable annuity business and the related rate of amortization of deferred policy acquisition costs.

STABLE VALUE PRODUCTS

The Stable Value Products segment's 2002 pretax operating income was $42.3 million, $9.1 million above 2001. This increase is due primarily to higher average account balances and operating spreads. Average account balances were $3.9 billion in 2002 as compared to $3.5 billion in 2001. Operating spreads averaged 107 basis points in 2002 compared to an average of 90 basis points in 2001. The segment's 2003 pretax operating income was $38.9 million, a decrease of $3.4 million from 2002. Average operating spreads were down to 96 basis points in 2003, causing the decrease in pretax operating income. The primary reason for the spread compression was a reduction in yield caused by the high level of prepayments in the mortgage-backed securities portfolio in 2003. The segments average quarterly account balances increased by $189.6 million in 2003 to $4.1 billion. The segment had realized investment losses in 2002 of $7.1 million compared to gains of $9.8 million in 2003. As a result, total income before income tax was $35.2 million in 2002 and $48.7 million in 2003.

The Company's principal operating subsidiary, Protective Life Insurance Company (Protective Life) has registered a program with the Securities and Exchange Commission in which up to $3 billion of secured medium-term notes may be issued to the institutional market and InterNotes® may be issued to the retail market on a delayed (or shelf) basis. Each series of notes will be issued by a separate trust and will be secured by one or more funding agreements issued by Protective Life. Notes issued under the program will be accounted for in a manner consistent with the Company's other stable value products (i.e., included in "stable value product account balances" in the Company's balance sheet). The Company issued $450 million of notes under this program in the fourth quarter of 2003 to institutional investors.

ASSET PROTECTION

The Asset Protection segment's core lines of business are vehicle and marine service contracts and credit insurance. The results of the Asset Protection segment have been significantly affected by general economic conditions and trends in used vehicle prices. The segment's claims and corresponding loss ratios have increased in the current economic environment. In addition, the segment has been exiting certain ancillary lines of business, which are not core to either the service contract or credit insurance businesses.

In 2002, as a result of the negative trends the Asset Protection segment was experiencing, the Company performed claims experience studies and other analyses and determined that it should increase its estimates of policy liabilities and accruals and write off certain deferred policy acquisition costs and receivables which resulted in a pretax charge of $30.9 million. In 2003, the negative trends in used vehicle prices continued to negatively affect the segment, and the Company took a pretax charge of $28.4 million. Examples of the negative trends affecting the segment are lower used vehicle prices resulting from new vehicle sales incentives and an increase in residual value claims on automobiles. Claims experience studies are necessarily complex and involve analyzing and interpreting large quantities of data to deduce whether the trends appear to be temporary and likely to reverse, or not. Any adverse development in the trends of used vehicle prices or in service contract claims could have a material adverse effect on the Company.

The Asset Protection segment had a pretax operating loss of $23.4 million in 2002, $57.4 million lower than the pretax operating income of $34.0 in 2001. The decrease included the $30.9 million charge discussed above. The segment also experienced lower service contract administration fees of $2.8 million and lower earned credit premiums that reduced income $5.8 million. Higher loss ratios in the vehicle service contract line lowered earnings $2.8 million. Also, higher loss ratios in the segment's ancillary lines led to higher losses of $6.1 million in 2002. Included in the segment's pretax loss for 2002 was $2.7 million of income related to the sale of the inactive charter of a small subsidiary compared to $2.0 million for a charter sale in 2001. In addition, 2001 operating income included a change in estimate of $6.7 million related to reserves in certain credit lines. All other items decreased 2002 operating income by $3.0 million.

The segment had a pretax operating loss of $12.8 million in 2003. The loss included the $28.4 million charge discussed above. Pretax operating income for the segment's core lines of business was $17.0 million in 2003 as compared to $18.4 million in 2002. Lower credit insurance results in 2003, caused by reduced sales, were partially offset by improved results on service contract lines in 2003. The vehicle service contract line of business improved to contribute pretax operating income of $3.7 million in 2003, as compared to a pretax operating loss of $2.8 million in 2002, due to improving loss ratios caused by the affect of increasing prices in 2000 through 2003. The marine service contract line's pretax operating income improved to $6.0 million in 2003, $1.2 million better than in 2002. Other continuing lines of business contributed $7.3 million of pretax operating income. Included in the pretax operating loss in 2003, was the sale of an inactive charter which contributed $6.9 million of income. All other items decreased operating income by $8.3 million in 2003.

CORPORATE AND OTHER

The Corporate and Other segment consists primarily of net investment income on unallocated capital, interest expense on substantially all debt, several lines of business that the Company is not actively marketing (mostly health insurance), earnings from various investment-related transactions, and the operations of several small subsidiaries (including a subsidiary that markets discount plans). In 2002, the segment had pretax operating income of $5.6 million, $16.5 million higher than 2001. The increase primarily relates to a $12.8 million increase in net settlements on derivatives relating to corporate debt and investments in 2002 as compared to 2001, a $10.9 million increase in investment income allocated to the segment, and $0.6 million lower corporate expenses, which was partially offset by a $1.3 million increase in interest expense, a $2.2 million charge for the early extinguishment of debt, and $4.3 million less income from the cancer line of business.

In 2003, the segment had pretax operating income of $1.0 million, $4.6 million less than 2002. The decreases in pretax operating income included a $3.0 million increase in interest expense, a $2.0 million decrease in net settlements on derivatives relating to corporate debt and investments, an increase of $3.9 million in expenses related to employee incentive plans and other corporate expenses, and a $1.6 million charge related to the early extinguishment of debt. These decreases were partially offset by a $5.8 million increase in investment income in the segment.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates relating to continuing operations for the periods shown:

Year Ended December 31	Effective Income Tax Rates
2001	32.7%
2002	33.1
2003	33.3

Management's current estimate of the effective income tax rate for 2004 is approximately 34.0%. The expected increase is primarily due to the expiration of certain tax credits.

DISCONTINUED OPERATIONS

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued certain other remaining Dental Division related operations, primarily other health insurance lines. In 2001, the loss from discontinued operations was $10.0 million (primarily due to the non-performance of reinsurers) and the loss from sale of discontinued operations was $20.5 million, both net of income tax.

CHANGE IN ACCOUNTING PRINCIPLE

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 133 resulted in a cumulative $7.6 million charge to net income, net of $4.1 million income tax, or $0.11 per share on both a basic and diluted basis.

NET INCOME

The following table sets forth net income from continuing operations before cumulative effect of change in accounting principle and related per share information for the periods shown:

Year Ended December 31	Amount	Per Share Diluted	Percentage Increase/ (Decrease)
	(in thousands)		
2001	$141,058	$2.01	(3.4)%
2002	177,355	2.52	25.4
2003	217,050	3.07	21.8

Net income from continuing operations before cumulative effect of change in accounting principle per share – diluted in 2002 of $2.52 reflects improved operating earnings in the Life Marketing, Acquisitions, Stable Value Products and Corporate and Other segments and higher realized investment gains, which were partially offset by lower operating earnings in the Annuities and Asset Protection segments. Net income from continuing operations before cumulative effect of change in accounting principle per share – diluted in 2003 of $3.07 reflects improved operating earnings in the Life Marketing, Acquisitions, and Asset Protection segments and higher realized investment gains, which were partially offset by lower operating earnings in the Stable Value Products, Annuities, and Corporate and Other segments.

KNOWN TRENDS AND UNCERTAINTIES

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below.

The Company is exposed to the risks of natural disasters, malicious and terrorist acts that could adversely affect the Company's operations.

While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no predictions of specific scenarios can be made nor can assurance be given that there are not scenarios that could have an adverse effect on the Company. A natural disaster or an outbreak of an easily communicable disease could adversely affect the mortality or morbidity experience of the Company or its reinsurers.

The Company operates in a mature, highly competitive industry, which could limit its ability to gain or maintain its position in the industry.

Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies are converting to stock ownership, which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies.

A ratings downgrade could adversely affect the Company's ability to compete.

Rating organizations periodically review the financial performance and condition of insurers, including the Company's subsidiaries. In recent years, downgrades of insurance companies have occurred with increasing frequency. A downgrade in the rating of the Company's subsidiaries could adversely affect the Company's ability to sell its products, retain existing business, and compete for attractive acquisition opportunities. Specifically, a ratings downgrade would materially harm the Company's ability to sell certain products, including guaranteed investment products and funding agreements.

Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organizations' judgment of the rating to be assigned to the rated company. The Company cannot predict what actions the rating organizations may take, or what actions the Company may be required to take in response to the actions of the rating organizations, which could adversely affect the Company.

The Company's policy claims fluctuate from period to period, and actual results could differ from its expectations.

The Company's results may fluctuate from period to period due to fluctuations in policy claims received by the Company. Certain of the Company's businesses may experience higher claims if the economy is growing slowly or in recession, or equity markets decline.

Mortality, morbidity, and casualty expectations incorporate assumptions about many factors, including for example, how a product is distributed, persistency and lapses, and future progress in the fields of health and medicine. Actual mortality, morbidity, and casualty claims could differ from expectations if actual results differ from those assumptions.

The Company's results may be negatively affected should actual experience differ from management's assumptions and estimates.

In the conduct of business, the Company makes certain assumptions regarding the mortality, persistency, expenses and interest rates, or other factors appropriate to the type of business it expects to experience in future periods. These assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, future earnings, and various components of the Company's balance sheet. The Company's actual experience, as well as changes in estimates, are used to prepare the Company's statements of income.

The calculations the Company uses to estimate various components of its balance sheet and statements of income are necessarily complex and involve analyzing and interpreting large quantities of data. The Company currently employs various techniques for such calculations and it from time to time will develop and implement more sophisticated administrative systems and procedures capable of facilitating the calculation of more precise estimates.

Assumptions and estimates involve judgment, and by their nature are imprecise and subject to changes and revision over time. Accordingly, the Company's results may be affected, positively or negatively, from time to time, by actual results differing from assumptions, by changes in estimates, and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates.

The use of reinsurance introduces variability in the Company's statements of income.

The timing of premium payments to, and receipt of expense allowances from, reinsurers may differ from the Company's receipt of customer premium payments and incurrence of expenses. These timing differences introduce variability in certain components of the Company's statements of income, and may also introduce variability in the Company's quarterly results.

The Company could be forced to sell investments at a loss to cover policyholder withdrawals.

Many of the products offered by the Company and its insurance subsidiaries allow policyholders and contract holders to withdraw their funds under defined circumstances. The Company and its insurance subsidiaries manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company and its life insurance subsidiaries own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. If the Company or its subsidiaries experience unanticipated withdrawal or surrender activity, the Company or its subsidiaries could exhaust their liquid assets and be forced to liquidate other assets, perhaps on unfavorable terms. If the Company or its subsidiaries are forced to dispose of assets on unfavorable terms, it could have an adverse effect on the Company's financial condition.

Interest-rate fluctuations could negatively affect the Company's spread income or otherwise impact its business.

Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect the Company's spread income. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

From time to time, the Company has participated in securities repurchase transactions that have contributed to the Company's investment income. Such transactions involve some degree of risk that the counterparty may fail to perform its obligations to pay amounts owed and the collateral has insufficient value to satisfy the obligation. No assurance can be given that such transactions will continue to be entered into and contribute to the Company's investment income in the future.

Changes in interest rates may also impact its business in other ways. Lower interest rates may result in lower sales of certain of the Company's insurance and investment products. In addition, certain of the Company's insurance and investment products guarantee a minimum credited interest rate, and the Company could become unable to earn its spread income should interest rates decrease significantly.

Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income the Company receives in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations having floating rate or rate reset provisions and may result in lower sales of variable products.

Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve) and relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

In general terms, the Company's results are improved when the yield curve is positively sloped (i.e., when long-term interest rates are higher than short-term interest rates), and will be adversely affected by a flat or negatively sloped curve.

Equity market volatility could negatively impact the Company's business.

The amount of policy fees received from variable products is affected by the performance of the equity markets, increasing or decreasing as markets rise or fall. Equity market volatility can also affect the profitability of variable products in other ways.

The amortization of deferred policy acquisition costs relating to variable products and the estimated cost of providing guaranteed minimum death benefits incorporate various assumptions about the overall performance of equity markets over certain time periods. The rate of amortization of deferred policy acquisition costs and the estimated cost of providing guaranteed minimum death benefits could increase if equity market performance is worse than assumed.

A deficiency in the Company's systems could result in over or underpayments of amounts owed to or by the Company and/or errors in the Company's critical assumptions or reported financial results.

The business of insurance necessarily involves the collection and dissemination of large amounts of data using systems operated by the Company. Examples of data collected and analyzed include policy information, policy rates, expenses, mortality and morbidity experience. To the extent that data input errors, systems errors, or systems failures are not identified and corrected by the Company's internal controls, the information generated by the systems and used by the Company and/or supplied to business partners, policyholders, and others may be incorrect and may result in an overpayment or underpayment of amounts owed to or by the Company and/or the Company using incorrect assumptions in its business decisions or financial reporting.

In the third quarter of 2002, the Company discovered that the rates payable on certain life insurance policies were incorrectly entered into its reinsurance administrative system in 1991. As a result, the Company overpaid to several reinsurance companies the reinsurance premiums related to such policies of approximately $94.5 million over a period of 10 years beginning in 1992. The Company has received payment from substantially all of the affected reinsurance companies.

Insurance companies are highly regulated and subject to numerous legal restrictions and regulations.

The Company and its subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the Company's business, which may include premium rates, marketing practices, advertising, privacy, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders and other customers rather than share owners. At any given time, a number of financial and/or market conduct examinations of the Company's subsidiaries is ongoing. The Company is required to obtain state regulatory approval for rate increases for certain health insurance products, and the Company's profits may be adversely affected if the requested rate increases are not approved in full by regulators in a timely fashion. From time to time, regulators raise issues during examinations or audits of the Company's subsidiaries that could, if determined adversely, have a material impact on the Company. The Company cannot predict whether or when regulatory actions may be taken that could adversely affect the Company or its operations. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as health insurance.

The Company and its insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

Certain policies, contracts, and annuities offered by the Company and its subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, state anti-trust laws, minimum solvency requirements, state securities laws, federal privacy laws, federal money laundering and anti-terrorism laws, and because the Company owns and operates real property state, federal, and local environmental laws. The Company cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on the Company if enacted into law.

Changes to tax law or interpretations of existing tax law could adversely affect the Company and its ability to compete with non-insurance products or reduce the demand for certain insurance products.

Under the Internal Revenue Code of 1986, as amended (the "Code"), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company and its subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, would be affected by the surrenders of existing annuity contracts and life insurance policies. For example, changes in laws or regulations could restrict or eliminate the advantages of certain corporate or bank-owned life insurance products. Recent changes in tax law, which have reduced the federal income tax rates on corporate dividends in certain circumstances, could make the tax advantages of investing in certain life insurance or annuity products less attractive. Additionally, changes in tax law based on proposals to establish new tax advantaged retirement and life savings plans, if enacted, could reduce the tax advantage of investing in certain life insurance or annuity products. In addition, life insurance products are often used to fund estate tax obligations. Legislation has been enacted that would, over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. Additionally, the Company is subject to the federal corporation income tax. The Company cannot predict what changes to tax law or interpretations of existing tax law could adversely affect the Company.

Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.

A number of civil jury verdicts have been returned against insurers, broker-dealers, and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments.

Group health coverage issued through associations has received some negative coverage in the media as well as increased regulatory consideration and review. The Company has a small closed block of group health insurance coverage that was issued to members of an association; a lawsuit is currently pending against the Company in connection with this business.

The Company, like other financial services companies, in the ordinary course of business is involved in such litigation and arbitration. Although the Company cannot predict the outcome of any such litigation or arbitration, the Company does not believe that any such outcome will have a material impact on the financial condition or results of operations of the Company.

The Company's ability to maintain low unit costs is dependent upon the level of new sales and persistency of existing business.

The Company's ability to maintain low unit costs is dependent upon the level of new sales and persistency (continuation or renewal) of existing business. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

Additionally, a decrease in persistency may result in higher or more rapid amortization of deferred policy acquisition costs and thus higher unit costs, and lower reported earnings. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. Some of the Company's products do not contain surrender charge features and such products can be surrendered or exchanged without penalty. A decrease in persistency may also result in higher claims.

The Company's investments are subject to market and credit risks.

The Company's invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

The Company may not realize its anticipated financial results from its acquisitions strategy.

The Company's acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

Additionally, in connection with its acquisitions, the Company assumes or otherwise becomes responsible for the obligations of policies and other liabilities of other insurers. Any regulatory, legal, financial, or other adverse development affecting the other insurer could also have an adverse effect on the Company.

The Company is dependent on the performance of others.

The Company's results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. For example, most of the Company's products are sold through independent distribution channels, and variable annuity deposits are invested in funds managed by third parties. Additionally, the Company's operations are dependent on various technologies, some of which are provided and/or maintained by other parties.

Certain of these other parties may act on behalf of the Company or represent the Company in various capacities. Consequently, the Company may be held responsible for obligations that arise from the acts or omissions of these other parties.

As with all financial services companies, its ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry could undermine consumer confidence and adversely affect retention of existing business and future sales of the Company's insurance and investment products.

The Company's reinsurers could fail to meet assumed obligations, increase rates or be subject to adverse developments that could affect the Company.

The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. The Company may enter into third-party reinsurance arrangements under which the Company will rely on the third party to collect premiums, pay claims, and/or perform customer service functions. However, notwithstanding the transfer of related assets or other issues, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.

The Company's ability to compete is dependent on the availability of reinsurance. Premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance, though the Company does not anticipate increases to occur with respect to existing reinsurance contracts. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

Recently, certain commentators on the insurance industry have speculated that reinsurance might become more costly or less available in the future, which could have a negative effect on the Company's ability to compete. In recent years, the number of life reinsurers has decreased as the reinsurance industry has consolidated. The decreased number of participants in the life reinsurance market results in increased concentration risk for insurers, including the Company. In addition, some reinsurers have indicated an unwillingness to continue to reinsure new sales of long-term guarantee products. If the reinsurance markets for these products further contracts, the Company's ability to continue to offer such products would be adversely impacted.

Computer viruses or network security breaches could affect the data processing systems of the Company or its business partners.

A computer virus could affect the data processing systems of the Company or its business partners, destroying valuable data or making it difficult to conduct business. In addition, despite our implementation of network security measures, our servers could be subject to physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems.

The Company's ability to grow depends in large part upon the continued availability of capital.

The Company has recently deployed significant amounts of capital to support its sales and acquisitions efforts. Capital has also been consumed as the Company increased its reserves on the residual value product. Although positive performance in the equity markets has recently allowed the Company to decrease its GMDB related policy liabilities and accruals, deterioration in these markets could lead to further capital consumption. Although the Company believes it has sufficient capital to fund its immediate growth and capital needs, the amount of capital available can vary significantly from period to period due to a variety of circumstances, some of which are neither predictable nor foreseeable, nor within the Company's control. A lack of sufficient capital could impair the Company's ability to grow.

New accounting rules or changes to existing accounting rules could negatively impact the Company's reported financial results.

Like all publicly traded companies, the Company is required to comply with accounting principles generally accepted in the United States of America (GAAP). A number of organizations are instrumental in the development of GAAP such as the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), and the American Institute of Certified Public Accountants (AICPA). GAAP is subject to constant review by these organizations and others in an effort to address emerging issues and otherwise improve financial reporting. In this regard, these organizations adopt new accounting rules and issue interpretive accounting guidance on a continual basis. The Company can give no assurance that future changes to GAAP will not have a negative impact on the Company's reported financial results.

RECENTLY ISSUED ACCOUNTING STANDARDS

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137, 138, and 149, requires the Company to record all derivative financial instruments, at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $7.6 million ($0.11 per share on both a basic and diluted basis) and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in the Company's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. The adoption of SFAS No. 133 has introduced volatility into the Company's reported net income and other comprehensive income depending on market conditions and the Company's hedging activities.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. The Company performed an impairment test and determined that its goodwill was not impaired at October 31, 2003 and 2002. The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if this pronouncement was adopted as of January 1, 2001:

	Year Ended December 31		
	2003	2002	2001
		(in thousands)	
Adjusted net income:			
Income from continuing operations before cumulative effect of change in accounting principle	$217,050	$177,355	$141,058
Add back amortization of goodwill, net of income tax			2,311
Adjusted income from continuing operations before cumulative effect of change in accounting principle	217,050	177,355	143,369
Loss from discontinued operations, net of income tax			(9,977)
Loss from sale of discontinued operations, net of income tax			(20,545)
Adjusted net income before cumulative effect of change in accounting principle	217,050	177,355	112,847
Cumulative effect of change in accounting principle, net of income tax			(7,593)
Adjusted net income	$217,050	$177,355	$105,254

On January 1, 2003, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion No. 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 requires the Company to restate previously issued financial statements to reclassify losses related to the early extinguishment of debt from extraordinary losses to operating expenses. The Company's 2002 financial statements have been restated, in accordance with SFAS No. 145, to reclassify the $2.2 million charge, which resulted from the redemption of subordinate debentures.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," which was revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The effective date of FIN 46 is March 31, 2004, for the Company. However, FIN 46 shall be applied to entities that are considered special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003 (December 31, 2003, for the Company). As such, the Company consolidated, as of December 31, 2003, a special-purpose entity whose investments are managed by the Company.

The special-purpose entity was consolidated based on the determination that the Company was its primary beneficiary. The consolidation resulted in the Company's reported assets and liabilities increasing by $430.6 million with an immaterial impact on the results of operations. The increase in assets was the result of the entity's $430.6 million investment portfolio, while the increase in liabilities was due to $400.0 million of notes payable (reported in "liabilities related to variable interest entities"), $15.0 million of derivative liabilities (reported in "other liabilities"), and $15.6 million of minority interest (reported in "other liabilities"). Additionally, the Company deconsolidated, as of December 31, 2003, the special-purpose entities PLC Capital Trust III and PLC Capital Trust IV after determining the Company was not the primary beneficiary of these special-purpose entities. The deconsolidation resulted in a $6.6 million increase to "investments" and "subordinate debt securities". The Company is currently evaluating the impact of FIN 46 on entities not considered to be special-purpose entities, which would be required to be consolidated as of March 31, 2004. Although the Company does not expect the implementation of the provisions of FIN 46, on March 31, 2004, to have a material impact on its results of operations, had the provisions been effective at December 31, 2003, the Company's reported assets and liabilities would have increased by approximately $109 million.

On October 1, 2003, the Company adopted the Derivatives Implementation Group Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within certain modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as investment assets the third-party securities to which the creditor is exposed. The adoption did not have a material impact on the Company's financial condition or results of operations.

In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 is effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the calculation of guaranteed minimum death benefits (GMDB). SOP 03-1 also addresses the capitalization and amortization of sales inducements to contract holders. Had the provision been effective at December 31, 2003, the Company would have reported a GMDB accrual $0.3 million higher than currently reported. Although the original intent of SOP 03-1 was to address the accounting for contract provisions not addressed by SFAS No. 97, such as guaranteed minimum death benefits within a variable annuity contract, it appears that SOP 03-1 contains language that may impact the accounting for universal life products in a material way. The life insurance industry and some insurance companies have filed letters with the American Institute of Certified Public Accountants seeking clarification, guidance, delay and/or revision to more appropriately reflect the underlying economic issues of universal life insurance products. The Company is currently evaluating the impact of SOP 03-1 on the accounting for its universal life products.

On December 31, 2003, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," as revised by the FASB in December 2003. The FASB revised disclosure requirements for pension plans and other postretirement benefit plans to require more information. The revision of SFAS No. 132 did not have a material effect on the Company's financial position or results of operations.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act introduces a prescription drug benefit for Medicare-eligible retirees in 2006, as well as a federal subsidy to plan sponsors that provide prescription drug benefits. In accordance with FASB Staff Position No. 106-1, the Company has elected to defer recognizing the effects of the Medicare Act for its postretirement plans under FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pension," until authoritative guidance on accounting for the federal subsidy is issued. The Company anticipates that the Medicare Act will not have a material impact on the financial results of the Company; therefore the costs reported in Note 11 to the Consolidated Financial Statements do not reflect these changes. The final accounting guidance could require changes to previously reported information.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments. Since future benefit payments largely represent medium- and long-term obligations reserved using certain assumed interest rates, the Company's investments are predominantly in medium- and long-term, fixed-rate investments such as bonds and mortgage loans.

INVESTMENTS

Portfolio Description

The Company's investment portfolio consists primarily of fixed maturity securities (bonds and redeemable preferred stocks) and commercial mortgage loans. The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified $12.9 billion of its fixed maturities and certain other securities as "available for sale."

As of December 31, 2003, the Company consolidated a special-purpose entity, in accordance with FIN 46, whose investments are managed by the Company. These investments with a market value of $425.0 million at December 31, 2003 have been classified as "trading" securities by the Company. No realized or unrealized gains (losses) were recognized in 2003 on the trading portion of the Company's investments.

The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 2003, the Company's fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $13.4 billion, which is 4.8% above amortized cost of $12.7 billion. The Company had $2.7 billion in mortgage loans at December 31, 2003. While the Company's mortgage loans do not have quoted market values, at December 31, 2003, the Company estimates the market value of its mortgage loans to be $3.0 billion (using discounted cash flows from the next call date), which is 8.2% above amortized cost. Most of the Company's mortgage loans have significant prepayment fees. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

At December 31, 2002, the Company's fixed maturity investments had a market value of $11.7 billion, which was 3.9% above amortized cost of $11.2 billion. The Company estimated the market value of its mortgage loans to be $2.8 billion at December 31, 2002, which was 12.2% above amortized cost of $2.5 billion.

The following table shows the carrying values of the Company's invested assets.

	December 31			
	2003		2002	
	(in thousands)			
Publicly issued bonds	$11,377,474	65.3%	$ 9,694,132	62.6%
Privately issued bonds	1,975,273	11.3	1,968,106	12.7
Redeemable preferred stock	3,164	0.0	1,827	0.0
Fixed maturities	13,355,911	76.6	11,664,065	75.3
Equity securities	46,731	0.3	64,523	0.4
Mortgage loans	2,733,722	15.7	2,518,152	16.3
Investment real estate	18,126	0.1	20,711	0.1
Policy loans	502,748	2.9	543,161	3.5
Other long-term investments	249,494	1.4	222,490	1.5
Short-term investments	519,419	3.0	448,399	2.9
Total investments	$17,426,151	100.0%	$15,481,501	100.0%

Included in 2003 in the above table, are $420.1 million of fixed maturities and $4.8 million of short-term investments classified by the Company as trading securities.

The following table sets forth the estimated market values of the Company's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, and the percent change in market value the following estimated market values would represent.

At December 31	Amount	Percent Change
	(in millions)	
2002		
Fixed maturities	$11,092.5	(4.9)%
Mortgage loans	2,690.5	(4.8)
2003		
Fixed maturities	$12,608.0	(5.6)%
Mortgage loans	2,816.1	(4.8)

Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. The Company requires collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities' market value is monitored, on a daily basis, with additional collateral obtained as necessary. At December 31, 2003, securities with a market value of $324.5 million were loaned under these agreements. As collateral for the loaned securities, the Company receives short-term investments, which are recorded in "short-term investments" with a corresponding liability recorded in "other liabilities" to account for the Company's obligation to return the collateral.

Risk Management and Impairment Review

The Company monitors the overall credit quality of the Company's portfolio within general guidelines. The following table shows the Company's available for sale fixed maturities by credit rating at December 31, 2003.

S&P or Equivalent Designation	Market Value	Percent of Market Value
	(in thousands)	
AAA	$ 4,717,638	36.5%
AA	775,458	6.0
A	2,980,376	23.0
BBB	3,474,563	26.9
Investment grade	11,948,035	92.4
BB	665,565	5.2
B	300,974	2.3
CCC or lower	13,344	0.1
In or near default	4,697	0.0
Below investment grade	984,580	7.6
Redeemable preferred stock	3,164	0.0
Total	$12,935,779	100.0%

Not included in the table above are $409.2 million of investment grade and $10.9 million of less than investment grade fixed maturities classified by the Company as trading securities.

Limiting bond exposure to any creditor group is another way the Company manages credit risk. The following table summarizes the Company's ten largest fixed maturity exposures to an individual creditor group as of December 31, 2003.

Creditor	Market Value
	(in millions)
Berkshire Hathaway	$71.7
Citigroup	68.0
Kinder Morgan Partners	67.4
Duke Energy	64.9
Progress Energy	64.5
Verizon	64.1
Cox Communications	63.5
Wachovia	62.5
Public Service Enterprise Group	61.7
Constellation Energy Group	60.4

During 2003, the Company recorded pretax other than temporary impairments in its investments of $22.3 million. In 2002, the Company recorded pretax other than temporary impairments in its investments of $30.2 million.

The Company's management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Although it is possible for the impairment of one investment to affect other investments, the Company engages in ongoing risk management to safeguard against and limit any further risk to its investment portfolio. Special attention is given to correlative risks within specific industries, related parties and business markets.

Once management has determined that a particular investment has suffered an other-than-temporary impairment, the asset is written down to its estimated fair value. The Company generally considers a number of factors in determining whether the impairment is other than temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position and continued viability of the issuer are significant measures.

The Company generally considers a number of factors relating to the issuer in determining the financial strength, liquidity, and recoverability of an issuer. These include but are not limited to: available collateral, tangible and intangible assets that might be available to repay debt, operating cash flows, financial ratios, access to capital markets, quality of management, market position, exposure to litigation or product warranties, and the effect of general economic conditions on the issuer..

There are certain risks and uncertainties associated with determining whether declines in market values are other than temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions, commission of fraud and legislative actions. The Company continuously monitors these factors as they relate to the investment portfolio in determining the status of each investment. Provided below are additional facts concerning the potential effect upon the Company's earnings should circumstances lead management to conclude that some of the current declines in market value are other than temporary.

Market values for private, non-traded securities are determined as follows: 1) the Company obtains estimates from independent pricing services or 2) the Company estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics. The market value of private, non-traded securities was $1,975.3 million at December 31, 2003, representing 11.3% of the Company's total invested assets.

Unrealized Gains and Losses

The majority of unrealized losses in the Company's investment portfolio can be attributed to interest rate fluctuations have been deemed temporary. As indicated above, when the Company's investment management deems an investment's market value decline as other than temporary, it is written down to estimated market value. In all cases, management will continue to carefully review and monitor each security.

The information presented below relates to investments at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2003, the balance sheet date. Furthermore, since the timing of recognizing realized gains and losses is largely based on management's decisions as to the timing and selection of investments to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain (loss) position of the portfolio. At December 31, 2003, the Company had an overall net unrealized gain of $614.1 million.

For traded and private fixed maturity and equity securities held by the Company that are in an unrealized loss position at December 31, 2003, the estimated market value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(in thousands)			
<= 90 days	$ 953,867	44.9%	$ 964,963	43.6%	$(11,096)	13.4%
>90 days but <= 180 days	721,961	34.0	744,905	33.8	(22,944)	27.9
>180 days but <= 270 days	219,312	10.3	231,500	10.5	(12,188)	14.8
>270 days but <= 1 year	23,483	1.1	25,410	1.2	(1,927)	2.3
>1 year but <= 2 years	92,724	4.4	97,917	4.4	(5,193)	6.3
>2 years but <= 3 years	37,099	1.7	41,176	1.9	(4,077)	5.0
>3 years but <= 4 years	2,560	0.1	2,857	0.1	(297)	0.4
>4 years but <= 5 years	31,559	1.5	36,814	1.7	(5,255)	6.4
>5 years	41,476	2.0	60,789	2.8	(19,313)	23.5
Total	$2,124,041	100.0%	$2,206,331	100.0%	$(82,290)	100.0%

At December 31, 2003, $24.5 million of securities in an unrealized loss position were securities issued in Company-sponsored commercial mortgage loan securitizations, including $19.2 million in an unrealized loss position greater than five years. The Company does not consider these unrealized positions to be other than temporary, because the underlying mortgage loans continue to perform consistently with the Company's original expectations.

The Company has no material concentrations of issuers or guarantors of fixed maturity securities. The industry segment composition of all securities in an unrealized loss position held by the Company at December 31, 2003, is presented in the following table.

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(in thousands)			
Agency mortgages	$ 125,623	5.9%	$ 130,607	5.9%	$ (4,984)	6.1%
Banks	176,174	8.3	178,656	8.1	(2,482)	3.0
Basic industrial	33,760	1.6	35,542	1.6	(1,782)	2.2
Brokerage	52,968	2.5	53,951	2.4	(983)	1.2
Capital goods	511	0.0	517	0.0	(6)	0.0
Communications	105,841	5.0	109,866	5.0	(4,025)	4.9
Consumer-cyclical	45,533	2.1	46,259	2.1	(726)	0.9
Consumer-noncyclical	67,854	3.2	70,120	3.2	(2,266)	2.8
Electric	397,666	18.7	412,023	18.7	(14,357)	17.4
Energy	114,662	5.4	117,935	5.3	(3,273)	4.0
Insurance	68,143	3.2	71,085	3.2	(2,942)	3.6
Municipal agencies	488	0.0	489	0.0	(1)	0.0
Natural gas	151,207	7.1	156,227	7.1	(5,020)	6.1
Non-agency mortgages	563,655	26.6	586,001	26.7	(22,346)	27.1
Other finance	74,585	3.5	82,252	3.7	(7,667)	9.3
Other industrial	7,343	0.3	7,395	0.3	(52)	0.1
Other utility	21	0.0	44	0.0	(23)	0.0
Technology	24,849	1.2	25,063	1.1	(214)	0.3
Transportation	97,393	4.7	106,415	4.9	(9,022)	10.9
U.S. Government	15,765	0.7	15,884	0.7	(119)	0.1
Total	$2,124,041	100.0%	$2,206,331	100.0%	$(82,290)	100.0%

The range of maturity dates for securities in an unrealized loss position at December 31, 2003 varies, with 11.5% maturing in less than 5 years, 23.2% maturing between 5 and 10 years, and 65.3% maturing after 10 years. The following table shows the credit rating of securities in an unrealized loss position at December 31, 2003.

S&P or Equivalent Designation	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(in thousands)			
AAA/AA/A	$1,417,473	66.7%	$1,449,428	65.7%	$(31,955)	38.9%
BBB	458,807	21.6	476,849	21.6	(18,042)	21.9
Investment grade	1,876,280	88.3	1,926,277	87.3	(49,997)	60.8
BB	131,833	6.2	142,421	6.5	(10,588)	12.9
B	101,665	4.8	108,791	4.9	(7,126)	8.6
CCC or lower	13,143	0.6	27,491	1.2	(14,348)	17.4
In or near default	1,120	0.1	1,351	0.1	(231)	0.3
Below investment grade	247,761	11.7	280,054	12.7	(32,293)	39.2
Total	$2,124,041	100.0%	$2,206,331	100.0%	$(82,290)	100.0%

At December 31, 2003, 88.3% of total securities in an unrealized loss position were rated as investment grade. Bonds rated less than investment grade were 5.7% of invested assets. The Company generally purchases its investments with the intent to hold to maturity. The Company does not consider these unrealized losses as other-than-temporary impairments.

At December 31, 2003, securities in an unrealized loss position that were rated as below investment grade represented 11.7% of the total market value and 39.2% of the total unrealized loss. Unrealized losses related to below investment grade securities that had been in an unrealized loss position for more than twelve months were $28.9 million. Bonds in an unrealized loss position rated less than investment grade were 1.4% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

The following table shows the estimated market value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position for all below investment grade securities.

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(in thousands)			
<= 90 days	$ 25,138	10.1%	$ 25,959	9.3%	$ (821)	2.5%
>90 days but <= 180 days	34,423	13.9	35,497	12.7	(1,074)	3.3
>180 days but <= 270 days	40,369	16.3	41,363	14.8	(994)	3.1
>270 days but <= 1 year	14,111	5.7	14,567	5.2	(456)	1.4
>1 year but <= 2 years	34,399	13.9	38,085	13.6	(3,686)	11.4
>2 years but <= 3 years	29,901	12.1	32,746	11.7	(2,845)	8.8
>3 years but <= 4 years	1,919	0.8	2,044	0.7	(125)	0.4
>4 years but <= 5 years	26,182	10.6	30,335	10.8	(4,153)	12.9
>5 years	41,319	16.6	59,458	21.2	(18,139)	56.2
Total	$247,761	100.0%	$280,054	100.0%	$(32,293)	100.0%

At December 31, 2003, $21.1 million of below investment grade securities in an unrealized loss position were securities issued in Company-sponsored commercial mortgage loan securitizations, including $18.1 million in an unrealized loss position greater than five years. The Company does not consider these unrealized positions to be other than temporary, because the underlying mortgage loans continue to perform consistently with the Company's original expectations.

Realized Losses

Realized losses are comprised of both write-downs on other-than-temporary impairments and actual sales of investments.

During the year ended December 31, 2003, the Company recorded pretax other-than-temporary impairments in its investments of $22.3 million as compared to $30.2 million in the year ended December 31, 2002.

As discussed earlier, the Company's management considers several factors when determining other than temporary impairments. Although the Company generally intends to hold securities until maturity, the Company may change its position as a result of a change in circumstances. Any such decision is consistent with the Company's classification of all but a specific portion of its investment portfolio as available for sale. During the year ended December 31, 2003, the Company sold securities in an unrealized loss position with a market value of $524.8 million resulting in a realized loss of $6.3 million. For such securities, the proceeds, realized loss and total time period that the security had been in an unrealized loss position are presented in the table below.

	Proceeds	% Proceeds	Realized Loss	% Realized Loss
		(in thousands)		
<= 90 days	$454,692	86.6%	$1,242	19.7%
>90 days but <= 180 days	7,747	1.5	15	0.2
>180 days but <= 270 days	3,000	0.6	1,952	31.0
>270 days but <= 1 year	35,503	6.8	457	7.2
>1 year	23,808	4.5	2,648	41.9
Total	$524,750	100.0%	$6,314	100.0%

Mortgage Loans

The Company records mortgage loans net of an allowance for credit losses. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future. At December 31, 2003, the Company's allowance for mortgage loan credit losses was $4.7 million.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2003, approximately $382.7 million of the Company's mortgage loans have this participation feature.

At December 31, 2003, delinquent mortgage loans and foreclosed properties were 0.1% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

In the ordinary course of its commercial mortgage lending operations, the Company will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in the Company's financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest, which may be less than prevailing interest rates.

At December 31, 2003, the Company had outstanding mortgage loan commitments of $578.5 million with an estimated fair value of $595.7 million (using discounted cash flows from the first call date). At December 31, 2002, the Company had outstanding commitments of $455.7 million with an estimated fair value of $494.1 million. The following table sets forth the estimated fair value of the Company's mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

At December 31	Amount	Percent Change
	(in millions)	
2002	$468.4	(5.2)%
2003	566.1	(5.0)

The estimated fair values were derived from the durations of the Company's outstanding mortgage loan commitments. While these estimated fair values generally provide an indication of how sensitive the fair value of the Company's outstanding commitments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

LIABILITIES

Many of the Company's products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.

At December 31, 2003, the Company had policy liabilities and accruals of $9.7 billion. The Company's life insurance products have a weighted average minimum credited interest rate of approximately 4.6%.

At December 31, 2003, the Company had $4.7 billion of stable value product account balances with an estimated fair value of $4.7 billion (using discounted cash flows), and $3.5 billion of annuity account balances with an estimated fair value of $3.5 billion (using surrender values).

At December 31, 2002, the Company had $4.0 billion of stable value product account balances with an estimated fair value of $4.1 billion, and $3.7 billion of annuity account balances with an estimated fair value of $3.8 billion.

The following table sets forth the estimated fair values of the Company's stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31 and the percent change in fair value the following estimated fair values would represent.

At December 31	Amount	Percent Change
	(in millions)	
2002		
Stable value product account balances	$4,198.4	1.8%
Annuity account balances	3,920.0	4.5
2003		
Stable value product account balances	$4,817.2	1.7%
Annuity account balances	3,642.0	4.8

Estimated fair values were derived from the durations of the Company's stable value and annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company's stable value and annuity account balances are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Approximately 10% of the Company's liabilities relate to products (primarily whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

Combinations of interest rate swap contracts, futures contracts, and option contracts are sometimes used to mitigate or eliminate certain financial and market risks, including those related to changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. The Company used interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments, its Senior Notes, Medium-Term Notes, and subordinated debt securities. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

The Company monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. The Company's asset/liability committee is responsible for implementing various strategies to mitigate or eliminate certain financial and market risks. These strategies are developed through the committee's analysis of data from financial simulation models and other internal and industry sources and are then incorporated into the Company's overall interest rate and currency exchange risk management strategies.

In September 2000, the Company entered into a transaction to facilitate the Company's possible entry into the institutional money management business involving a total return swap with respect to $400 million – of a portfolio of investments held by an unrelated special purpose entity – that are managed by the Company. The Company, in effect, has retained the investment risk with respect to the $400 million. As of December 31, 2003, this unrelated special-purpose entity was required to be consolidated due to the implementation of FIN 46. At December 31, 2003, this special-purpose entity held interest rate swaps in its portfolio and a related total return swap. The swaps are recorded on the Company's balance sheet at fair value.

At December 31, 2003, contracts with a notional amount of $3.6 billion were in a $152.4 million net gain position. At December 31, 2002, contracts with a notional amount of $7.1 billion were in a $89.9 million net gain position. The Company recognized $12.6 million and $28.3 million of realized investment gains related to derivative financial instruments in 2003 and 2002, respectively, while it recognized $1.1 million of realized investment losses related to derivative financial instruments in 2001.

The following table sets forth the December 31 notional amount and fair value of the Company's interest rate risk related derivative financial instruments, and the estimated fair value resulting from a hypothetical immediate plus and minus one percentage point change in interest rates from levels prevailing at December 31.

	Notional Amount	Fair Value at December 31	Fair Value Resulting From an Immediate +/-1% Change in Interest Rates +1%	-1%
		(in millions)		
2002				
Options				
Puts	$4,000.0	$ 1.2	$ 2.5	$ 0.0
Futures	570.0	(11.9)	8.3	(30.9)
Fixed to floating				
Swaps	1,550.5	44.2	12.1	77.8
Swaptions	25.0	(0.1)	(1.6)	0.3
Floating to fixed				
Swaps	385.0	(19.0)	(13.5)	(24.6)
	$6,530.5	$ 14.4	$ 7.8	$ 22.6
2003				
Options				
Puts	$1,300.0	$ 0.5	$ 1.2	$ 0.0
Fixed to floating				
Swaps	593.7	30.2	5.9	54.4
Floating to fixed				
Swaps	460.1	(31.9)	(24.7)	(38.0)
Floating to floating				
Swaps	800.0	0.0	0.0	0.0
	$3,153.8	$ (1.2)	$ (17.6)	$ 16.4

The Company is also subject to foreign exchange risk arising from stable value contracts denominated in foreign currencies and related foreign currency swaps. At December 31, 2003, stable value contracts of $416.1 million had a foreign exchange loss of approximately $151.8 million and the related foreign currency swaps had a net unrealized gain of approximately $154.4 million. At December 31, 2002, stable value contracts of $539.2 million had a foreign exchange loss of approximately $86.5 million and the related foreign currency swaps had a net unrealized gain of approximately $78.4 million.

The following table sets forth the notional amount and fair value of the funding agreements and related foreign currency swaps at December 31, and the estimated fair value resulting from a hypothetical 10% change in quoted foreign currency exchange rates from levels prevailing at December 31.

	Notional Amount	Fair Value at December 31	Fair Value Resulting From an Immediate +/-10% Change in Foreign Currency Exchange Rates +10%	-10%
		(in millions)		
2002				
Stable Value Contracts	$ 539.2	$ (86.5)	$(149.1)	$(24.0)
Foreign Currency Swaps	539.2	78.4	124.5	32.3
	$1,078.4	$ (8.1)	$ (24.6)	$ 8.3
2003				
Stable Value Contracts	$ 416.1	$(151.8)	$(208.6)	$(95.0)
Foreign Currency Swaps	416.1	154.4	180.6	128.2
	$ 832.2	$ 2.6	$ (28.0)	$ 33.2

Estimated gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated gains and losses generally provide an indication of how sensitive the Company's derivative financial instruments are to changes in interest rates and foreign currency exchange rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

The Company is exploring other uses of derivative financial instruments.

ASSET/LIABILITY MANAGEMENT

The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. It is the Company's policy to generally maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed.

The Company believes its asset/liability management programs and procedures and certain product features provide protection for the Company against the effects of changes in interest rates under various scenarios. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts. However, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors, and the effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions.

Cash outflows related to stable value contracts (primarily maturing contracts, scheduled interest payments, and expected withdrawals) were approximately $1,100.1 million during 2003. Cash outflows related to stable value contracts are estimated to be approximately $1,106.1 million in 2004. The Company's asset/liability management programs and procedures take into account maturing contracts and expected withdrawals. Accordingly, the Company does not expect stable value contract related cash outflows to have an unusual effect on the future operations and liquidity of the Company.

The life insurance subsidiaries were committed at December 31, 2003, to fund mortgage loans in the amount of $578.5 million. The Company's subsidiaries held $655.0 million in cash and short-term investments at December 31, 2003. Protective Life Corporation had an additional $1.1 million in cash and short-term investments available for general corporate purposes.

While the Company generally anticipates that the cash flow of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to use when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may, from time to time, sell short-duration stable value products to complement its cash management practices.

The Company has also used securitization transactions involving its commercial mortgage loans to increase its liquidity.

CAPITAL

At December 31, 2003, Protective Life Corporation had $25.0 million outstanding under its $200 million revolving lines of credit due October 1, 2005, at an interest rate of 1.64%.

Protective Life Corporation's cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries; revenues from investment, data processing, legal and management services rendered to subsidiaries; and investment income. At December 31, 2003, approximately $529.8 million of consolidated share-owners' equity, excluding net unrealized investment gains and losses, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation.

The Company plans to retain substantial portions of the earnings of its insurance subsidiaries in those companies primarily to support their future growth. Protective Life Corporation's cash disbursements have, from time to time, exceeded its cash receipts, and these shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may, from time to time, require additional external financing.

To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company has registered debt securities, preferred and common stock, and stock purchase contracts of Protective Life Corporation, and additional preferred securities of special purpose finance subsidiaries under the Securities Act of 1933 on a delayed (or shelf) basis.

In February 2001, the Company issued 3.9 million shares of its Common Stock under stock purchase contracts relating to its 6.5% FELINE PRIDES. In the transaction, substantially all of the preferred securities comprising part of the FELINE PRIDES and the underlying subordinated debt were redeemed.

In February 2001, the Company issued $100 million of Floating Rate Senior Notes. The proceeds were used to invest in the Company's insurance subsidiaries – which included completing the funding of the Standard transaction – and for general corporate purposes. The Floating Rate Notes, as scheduled, were redeemed in 2003.

On August 17, 2001, a special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% Trust Originated Preferred Securities ("TOPrS^SM"). The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III's obligations with respect to the 7.5% TOPrS.

PLC Capital Trust III was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust III are $103.1 million of Protective Life Corporation 7.5% Subordinated Debentures due 2031, Series D. The proceeds of the Company's subordinated debentures were used to repay outstanding bank indebtedness and the balance was used for general corporate purposes. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.5% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust III during any such extended interest payment period. The 7.5% TOPrS are redeemable by PLC Capital Trust III at any time on or after August 22, 2006.

On September 25, 2002, a special purpose finance subsidiary of the Company, PLC Capital Trust IV, issued $115 million of 7.25% TOPrS. The 7.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust IV's obligations with respect to the 7.25% TOPrS.

PLC Capital Trust IV was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust IV are $118.6 million of Protective Life Corporation 7.25% Subordinated Debentures due 2032, Series E. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust IV during any such extended interest payment period. The 7.25% TOPrS are redeemable by PLC Capital Trust IV at any time on or after September 25, 2007.

On October 25, 2002, the Company caused PLC Capital Trust I, a special purpose finance subsidiary of the Company, to redeem $75 million of 8.25% Trust Originated Preferred Securities it issued in 1997. In a related transaction the Company redeemed its subordinated debentures which were held by PLC Capital Trust I. The redemption resulted in a charge of $2.2 million, primarily comprised of unamortized deferred debt issue costs.

In May 2003, the Company issued $250 million of 4.3% Senior Notes which are due June 1, 2013. The proceeds from the issuance were used to pay off $150 million of bank borrowings on the Company's revolving line of credit, and to redeem $50 million of 8.0% Senior Notes due in 2010 and $40 million of 8.1% Senior Notes due in 2015. The Company recorded a $1.6 million charge related to the early extinguishment of debt. The charge was comprised primarily of the write-off of deferred debt issue costs.

On January 27, 2004, a special purpose finance subsidiary of the Company, PLC Capital Trust V, issued $100 million of 6.125% TOPrS. The 6.125% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 6.125% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust V's obligations with respect to the 6.125% TOPrS.

PLC Capital Trust V was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust V are $103.1 million of Protective Life Corporation 6.125% Subordinated Debentures due 2034, Series F. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 6.125% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust V during any such extended interest payment period. The 6.125% TOPrS are redeemable by PLC Capital Trust V at any time on or after January 27, 2009.

The majority of the proceeds of the 6.125% TOPrS was used to pay down outstanding bank debt, $59.9 million of which was issued to redeem the Company's outstanding 7.50% 15-year Senior Notes on January 1, 2004. In addition, the Company repaid the $25 million outstanding as of December 31, 2003, on its $200 million line of credit. The balance of the proceeds will be used for general corporate purposes, affording the Company additional financial flexibility in the future.

A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from accounting principles generally accepted in the United States of America and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by the Company.

CONTRACTUAL OBLIGATIONS

The table below sets forth future maturities of long-term debt, guaranteed preferred beneficial interests in the Company's subordinated debt securities, stable value products, notes payable, operating lease obligation, mortgage loan commitments, and liabilities related to variable interest entities.

	2004	2005-2006	2007-2008	After 2008
		(in thousands)		
Long-term debt	$ 75,000	$ 25,000		$361,329
Subordinated debt securities				221,650
Stable value products	1,156,511	2,018,613	$1,378,341	123,066
Note payable	2,234			
Operating lease obligation	1,530	3,061	66,255	
Other property lease obligations	5,730	9,459	5,646	9,313
Mortgage loan commitments	578,546			
Liabilities related to variable interest entities	400,000			

The table above excludes liabilities related to separate accounts of $2,220.8 million. Separate account liabilities represent funds maintained for contract holders who bear the related investment risk. These liabilities are supported by assets that are legally segregated and are not subject to claims that arise from other business activities of the Company. These assets and liabilities are separately identified on the consolidated balance sheets of the Company. The table also excludes future cash flows related to certain insurance liabilities due to the uncertainty with respect to the timing of the cash flows.

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefit and protection. Higher interest rates may result in higher sales of certain of the Company's investment products.

The higher interest rates that have traditionally accompanied inflation could also affect the Company's operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase. The market value of the Company's fixed-rate, long-term investments may decrease, the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans, and the Company's ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required by this item is included in Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and Item 8, *"Financial Statements and Supplemental Data"*.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

The following financial statements are located in this report on the pages indicated.

	Page
Consolidated Statements of Income for the years ended December 31, 2003, 2002, and 2001	50
Consolidated Balance Sheets as of December 31, 2003 and 2002	51
Consolidated Statements of Share-Owners' Equity for the years ended December 31, 2003, 2002, and 2001	53
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001	54
Notes to Consolidated Financial Statements	55
Report of Independent Auditors	85

For supplemental quarterly financial information, please see Note 14, "Consolidated Quarterly Results – Unaudited" of the Notes to Consolidated Financial Statements included herein.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2003	2002	2001
	(dollars in thousands, except per share amounts)		
Revenues			
Premiums and policy fees	$1,670,312	$1,561,717	$1,389,820
Reinsurance ceded	(934,435)	(751,396)	(771,151)
Net of reinsurance ceded	735,877	810,321	618,669
Net investment income	1,030,752	1,022,953	880,141
Realized investment gains (losses)			
Derivative financial instruments	12,550	28,308	(1,114)
All other investments	58,064	910	(8,740)
Other income	120,282	100,196	120,647
Total revenues	1,957,525	1,962,688	1,609,603
Benefits and expenses			
Benefits and settlement expenses (net of reinsurance ceded: 2003 – $932,164; 2002 – $712,866; 2001 – $609,996)	1,151,574	1,167,085	972,624
Amortization of deferred policy acquisition costs	225,107	267,662	147,058
Amortization of goodwill	0	0	3,555
Other operating expenses (net of reinsurance ceded: 2003 – $144,921; 2002 – $176,871; 2001 – $167,243)	255,432	262,898	276,770
Total benefits and expenses	1,632,113	1,697,645	1,400,007
Income from continuing operations before income tax	325,412	265,043	209,596
Income tax expense			
Current	30,451	51,247	64,667
Deferred	77,911	36,441	3,871
Total income tax expense	108,362	87,688	68,538
Net income from continuing operations before cumulative effect of change in accounting principle	217,050	177,355	141,058
Loss from discontinued operations, net of income tax	0	0	(9,977)
Loss from sale of discontinued operations, net of income tax	0	0	(20,545)
Net income before cumulative effect of change in accounting principle	217,050	177,355	110,536
Cumulative effect of change in accounting principle, net of income tax	0	0	(7,593)
Net income	$ 217,050	$ 177,355	$ 102,943
Net income from continuing operations before cumulative effect of change in accounting principle per share – basic	$ 3.10	$ 2.54	$ 2.02
Net income per share – basic	$ 3.10	$ 2.54	$ 1.48
Net income from continuing operations before cumulative effect of change in accounting principle per share – diluted	$ 3.07	$ 2.52	$ 2.01
Net income per share – diluted	$ 3.07	$ 2.52	$ 1.47
Cash dividends paid per share	$ .63	$ .59	$ .55

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31	
	2003	2002
	(dollars in thousands)	
Assets		
Investments:		
Fixed maturities, at market (amortized cost: 2003 – $12,743,213; 2002 – $11,221,365)	$13,355,911	$11,664,065
Equity securities, at market (cost: 2003 – $45,379; 2002 – $66,820)	46,731	64,523
Mortgage loans	2,733,722	2,518,152
Investment real estate, net of accumulated depreciation (2003 – $1,377; 2002 – $1,137)	18,126	20,711
Policy loans	502,748	543,161
Other long-term investments	249,494	222,490
Short-term investments	519,419	448,399
Total investments	17,426,151	15,481,501
Cash	136,698	101,953
Accrued investment income	189,232	181,966
Accounts and premiums receivable, net of allowance for uncollectible amounts (2003 – $2,617; 2002 – $2,825)	57,944	61,425
Reinsurance receivables	2,350,606	2,368,068
Deferred policy acquisition costs	1,861,020	1,707,253
Goodwill	47,312	47,312
Property and equipment	45,640	41,324
Other assets	238,581	309,791
Assets related to separate accounts		
Variable annuity	2,045,038	1,513,824
Variable universal life	171,408	114,364
Other	4,361	4,330
	$24,573,991	$21,933,111

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED BALANCE SHEETS
(continued)

	December 31	
	2003	2002
	(dollars in thousands)	
Liabilities		
Policy liabilities and accruals		
Future policy benefits and claims	$ 8,948,131	$ 8,248,182
Unearned premiums	784,566	875,956
Total policy liabilities and accruals	9,732,697	9,124,138
Stable value product account balances	4,676,531	4,018,552
Annuity account balances	3,480,577	3,697,495
Other policyholders' funds	158,875	174,140
Other liabilities	875,652	698,677
Accrued income taxes	(34,261)	3,186
Deferred income taxes	377,990	242,593
Liabilities related to variable interest entities	400,000	0
Long-term debt	461,329	406,110
Subordinated debt securities	221,650	215,000
Liabilities related to separate accounts		
Variable annuity	2,045,038	1,513,824
Variable universal life	171,408	114,364
Other	4,361	4,330
Total liabilities	22,571,847	20,212,409
Commitments and contingent liabilities – Note 6		
Share-owners' equity		
Preferred Stock, $1 par value		
Shares authorized: 3,600,000		
Issued: none		
Junior Participating Cumulative		
Preferred Stock, $1 par value		
Shares authorized: 400,000		
Issued: none		
Common Stock, $.50 par value		
Shares authorized: 2003 and 2002 – 160,000,000		
Issued: 2003 and 2002 – 73,251,960	36,626	36,626
Additional paid-in capital	418,351	408,397
Treasury stock, at cost (2003 – 4,260,259 shares; 2002 – 4,576,066 shares)	(15,275)	(16,402)
Stock held in trust (2003 – 97,700 shares; 2002 – 79,632 shares)	(2,788)	(2,417)
Unallocated stock in Employee Stock Ownership Plan (2003 – 724,068 shares; 2002 – 838,401 shares)	(2,367)	(2,777)
Retained earnings	1,235,012	1,061,361
Accumulated other comprehensive income		
Net unrealized gains on investments (net of income tax: 2003 – $177,642; 2002 – $128,145)	329,907	237,983
Accumulated gain (loss) – hedging (net of income tax: 2003 – $1,442; 2002 – $(1,114))	2,678	(2,069)
Total share-owners' equity	2,002,144	1,720,702
	$24,573,991	$21,933,111

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY

(dollars in thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Stock Held In Trust	Unallocated Stock in ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumulated Gain/ (Loss) Hedging	Total Share-Owners' Equity
Balance, December 31, 2000	$34,667	$289,819	$(12,812)	$(1,318)	$(3,686)	$ 858,761	$(51,373)	$ 0	$1,114,058
Net income for 2001						102,943			102,943
Change in net unrealized gains/losses on investments (net of income tax – $51,729)							96,069		96,069
Reclassification adjustment for amounts included in net income (net of income tax – $3,059)							5,681		5,681
Transition adjustment on derivative financial instruments (net of income tax – $2,127)							3,951		3,951
Comprehensive income for 2001									208,644
Cash dividends ($0.55 per share)						(37,187)			(37,187)
Redemption of FELINE PRIDES	1,959	111,455							113,414
Purchase of common stock				(217)					(217)
Purchase of treasury stock			(3,405)						(3,405)
Stock-based compensation		3,349	240						3,589
Reissuance of treasury stock to ESOP		797	82		(879)				0
Allocation of stock to employee accounts					1,248				1,248
Balance, December 31, 2001	36,626	405,420	(15,895)	(1,535)	(3,317)	924,517	54,328	0	1,400,144
Net income for 2002						177,355			177,355
Change in net unrealized gains/losses on investments (net of income tax – $99,209)							184,246		184,246
Reclassification adjustment for amounts included in net income (net of income tax – $(318))							(591)		(591)
Change in accumulated gain (loss) hedging (net of income tax – $(1,114))								(2,069)	(2,069)
Comprehensive income for 2002									358,941
Cash dividends ($0.59 per share)						(40,511)			(40,511)
Purchase of common stock				(882)					(882)
Purchase of treasury stock			(828)						(828)
Stock-based compensation		2,928	311						3,239
Reissuance of treasury stock to ESOP		49	10		(59)				0
Allocation of stock to employee accounts					599				599
Balance, December 31, 2002	36,626	408,397	(16,402)	(2,417)	(2,777)	1,061,361	237,983	(2,069)	1,720,702
Net income for 2003						217,050			217,050
Change in net unrealized gains/losses on investments (net of income tax – $69,820)							129,666		129,666
Reclassification adjustment for amounts included in net income (net of income tax – $(20,322))							(37,742)		(37,742)
Change in accumulated gain (loss) hedging (net of income tax – $(2,556))								4,747	4,747
Comprehensive income for 2003									313,721
Cash dividends ($0.63 per share)						(43,399)			(43,399)
Purchase of common stock				(371)					(371)
Purchase of treasury stock									0
Stock-based compensation		9,195	1,009						10,204
Reissuance of treasury stock to ESOP		759	118		(877)				0
Allocation of stock to employee accounts					1,287				1,287
Balance, December 31, 2003 – Note 7	$36,626	$418,351	$(15,275)	$(2,788)	$(2,367)	$1,235,012	$329,907	$2,678	$2,002,144

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2003	2002	2001
	(dollars in thousands)		
Cash flows from operating activities			
Net income	$ 217,050	$ 177,355	$ 102,943
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains) losses	(58,064)	(910)	8,740
Amortization of deferred policy acquisition costs	225,107	239,490	154,384
Capitalization of deferred policy acquisition costs	(381,120)	(435,324)	(317,627)
Depreciation expense	12,302	11,015	12,110
Deferred income taxes	77,911	36,441	6,856
Accrued income taxes	(37,447)	(57,711)	98,476
Amortization of goodwill	0	0	9,056
Loss from sale of discontinued operations	0	0	20,545
Interest credited to universal life and investment products	647,695	900,930	944,098
Policy fees assessed on universal life and investment products	(324,773)	(268,191)	(222,415)
Change in accrued investment income and other receivables	18,885	(272,362)	(241,517)
Change in policy liabilities and other policyholders' funds of traditional life and health products	500,871	528,122	442,193
Change in other liabilities	(187,892)	98,504	157,529
Other, net	74,994	(55,214)	5,930
Net cash provided by operating activities	785,519	902,145	1,181,301
Cash flows from investing activities			
Investments available for sale, net of short-term investments:			
Maturities and principal reductions of investments	4,618,380	3,624,740	1,984,515
Sale of investments	7,539,941	15,272,346	7,698,056
Cost of investments acquired	(13,173,599)	(20,014,231)	(10,903,478)
Increase in mortgage loans, net	(215,570)	(5,308)	(244,620)
Decrease (increase) in investment real estate, net	2,585	5,638	(13,783)
Decrease (increase) in policy loans, net	40,413	(21,320)	(291,314)
Increase in other long-term investments, net	(26,760)	(117,866)	(38,162)
Decrease (increase) in short-term investments, net	258,442	(211,244)	(47,994)
Acquisitions and bulk reinsurance assumptions	0	130,515	(124,027)
Sale of discontinued operations, net of cash transferred	0	0	216,031
Purchase of property and equipment	(16,618)	(10,880)	(12,212)
Net cash used in investing activities	(972,786)	(1,347,610)	(1,776,988)
Cash flows from financing activities			
Borrowings under line of credit arrangements and long-term debt	6,271,766	2,119,772	2,738,763
Principal payments on line of credit arrangements and long-term debt	(6,216,546)	(2,206,874)	(2,551,677)
Payment of guaranteed preferred beneficial interests	0	(75,000)	0
Dividends to share owners	(43,399)	(40,511)	(37,187)
Issuance of guaranteed preferred beneficial interests	0	115,000	100,000
Purchase of common stock held in trust	(371)	(882)	(217)
Purchase of treasury stock	0	(828)	(3,405)
Investment product deposits and change in universal life deposits	2,721,579	1,687,213	1,735,653
Investment product withdrawals	(2,511,017)	(1,177,030)	(1,315,179)
Net cash provided by financing activities	222,012	420,860	666,751
Increase (decrease) in cash	34,745	(24,605)	71,064
Cash at beginning of year	101,953	126,558	55,494
Cash at end of year	$ 136,698	$ 101,953	$ 126,558

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in tables are in thousands except per share amounts)

1. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note 9.)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Entities Included

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly owned subsidiaries.

Nature of Operations

Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company (Protective Life) is the Company's largest operating subsidiary.

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Recently Issued Accounting Standards

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137, 138, and 149, requires the Company to record all derivative financial instruments at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $7.6 million ($0.11 per share on both a basic and diluted basis) and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in the Company's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. The adoption of SFAS No. 133 has introduced volatility into the Company's reported net income and other comprehensive income depending on market conditions and the Company's hedging activities.

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. The standard replaces the requirement to amortize goodwill with one that calls for an annual impairment test, among other provisions. The Company has performed an impairment test and determined that its goodwill was not impaired at October 31, 2003, and 2002. The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if this pronouncement was adopted as of January 1, 2001:

	Year Ended December 31		
	2003	2002	2001
Adjusted net income:			
Income from continuing operations before cumulative effect of change in accounting principle	$217,050	$177,355	$141,058
Add back amortization of goodwill, net of income tax			2,311
Adjusted income from continuing operations before cumulative effect of change in accounting principle	217,050	177,355	143,369
Loss from discontinued operations, net of income tax			(9,977)
Loss from sale of discontinued operations, net of income tax			(20,545)
Adjusted net income before cumulative effect of change in accounting principle	217,050	177,355	112,847
Cumulative effect of change in accounting principle, net of income tax			(7,593)
Adjusted net income	$217,050	$177,355	$105,254

On January 1, 2003, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion No. 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 requires the Company to restate previously issued financial statements to reclassify losses related to the early extinguishment of debt from extraordinary losses to operating expenses. The Company's 2002 financial statements have been restated, in accordance with SFAS No. 145, to reclassify the $2.2 million charge, which resulted from the redemption of subordinate debentures.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," which was revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The effective date of FIN 46 is March 31, 2004, for the Company. However, FIN 46 shall be applied to entities that are considered special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003 (December 31, 2003, for the Company). As such, the Company consolidated, as of December 31, 2003, a special-purpose entity whose investments are managed by the Company. The special-purpose entity was consolidated based on the determination that the Company was its primary beneficiary. The consolidation resulted in the Company's reported assets and liabilities increasing by $430.6 million with an immaterial impact on the results of operations. The increase in assets was the result of the entity's $430.6 million investment portfolio, while the increase in liabilities was due to $400.0 million of notes payable (reported in "liabilities related to variable interest entities"), $15.0 million of derivative liabilities (reported in "other liabilities"), and $15.6 million of minority interest (reported in "other liabilities"). Additionally, the Company deconsolidated, as of December 31, 2003, the special-purpose entities PLC Capital Trust III and PLC Capital Trust IV after determining the Company was not the primary beneficiary of these special-purpose entities. The deconsolidation resulted in a $6.6 million increase to "investments" and "subordinated debt securities". The Company is currently evaluating the impact of FIN 46 on entities not considered to be special-purpose entities, which would be required to be consolidated as of March 31, 2004. Although the Company does not expect the implementation of the provisions of FIN 46, on March 31, 2004, to have a material impact on its results of operations, had the provisions been effective at December 31, 2003, the Company's reported assets and liabilities would have increased by approximately $109 million.

On October 1, 2003, the Company adopted Derivatives Implementation Group Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within certain modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as investment assets the third-party securities to which the creditor is exposed. The adoption did not have a material impact on its financial condition or results of operations.

In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate

Accounts." SOP 03-1 is effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the calculation of guaranteed minimum death benefits (GMDB). SOP 03-1 also addresses the capitalization and amortization of sales inducements to contract holders. Had the provision been effective at December 31, 2003, the Company would have reported a GMDB accrual $0.3 million higher than currently reported. Although the original intent of SOP 03-1 was to address the accounting for contract provisions not addressed by SFAS No. 97, such as guaranteed minimum death benefits within a variable annuity contract, it appears that SOP 03-1 contains language that may impact the accounting for universal life products in a material way. The life insurance industry and some insurance companies have filed letters with the American Institute of Certified Public Accountants seeking clarification, guidance, delay and/or revision to more appropriately reflect the underlying economic issues of universal life insurance products. The Company is currently evaluating the impact of SOP 03-1 on the accounting for its universal life products.

On December 31, 2003, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," as revised by the FASB in December 2003. The FASB revised disclosure requirements for pension plans and other postretirement benefit plans to require more information. The revision of SFAS No. 132 did not have a material effect on the Company's financial position or results of operations.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act introduces a prescription drug benefit for Medicare-eligible retirees in 2006, as well as a federal subsidy to plan sponsors that provide prescription drug benefits. In accordance with FASB Staff Position No. 106-1, the Company has elected to defer recognizing the effects of the Medicare Act for its postretirement plans under FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pension," until authoritative guidance on accounting for the federal subsidy is issued. The Company anticipates that the Medicare Act will not have a material impact on the financial results of the Company; therefore the costs reported in Note 11 to the Consolidated Financial Statements do not reflect these changes. The final accounting guidance could require changes to previously reported information.

Investments

Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

- Fixed maturities (bonds and redeemable preferred stocks) – at current market value. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.
- Equity securities (common and nonredeemable preferred stocks) – at current market value.
- Mortgage loans – at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.
- Investment real estate – at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.
- Policy loans – at unpaid balances.
- Other long-term investments – at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.
- Short-term investments – at amortized cost, which approximates current market value, except collateral from securities lending which is recorded at current market value.

Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.6 million in bank deposits voluntarily restricted as to withdrawal.

The market values of fixed maturities increase or decrease as interest rates fall or rise. As prescribed by generally accepted accounting principles, investments deemed as "available for sale" are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owners' equity. Furthermore, investments deemed as trading securities by the Company are recorded at their market values with any resulting unrealized gains and losses reported in net realized gains. The Company's trading securities were consolidated as of December 31, 2003 in conjunction with the adoption of FIN 46, therefore, there was no income effect for the year then ended.

Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Derivative Financial Instruments

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

Combinations of interest rate swap contracts, futures contracts, and option contracts are sometimes used to mitigate or eliminate certain financial and market risks, including those related to changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments, and its Senior Notes, Medium-Term Notes, and subordinated debt securities. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

The Company monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. The Company's asset/liability committee is responsible for implementing various strategies to mitigate or eliminate certain financial and market risks. These strategies are developed through the committee's analysis of data from financial simulation models and other internal and industry sources and are then incorporated into the Company's overall interest rate and currency exchange risk management strategies.

All derivatives are recognized on the balance sheet (in "other long-term investments" or "other liabilities") at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or (3) as a derivative either held for investment purposes or held as an instrument designed to mitigate the economic changes in value or cash flows of another instrument ("other" derivative). Changes in the fair value of a derivative that is highly effective as – and that is designated and qualifies as – a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as – and that is designated and qualified as – a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in "Realized investment gains (losses) – derivative financial instruments" in the Company's consolidated statements of income.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will remain therein until such time as they are reclassified to earnings as originally forecasted to occur. In all situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

Fair-Value Hedges. During 2003, there were no fair value hedges outstanding. In 2002 and 2001, the Company designated, as fair value hedges, callable interest rate swaps used to modify the interest characteristics of certain callable Medium-Term Notes and stable value contracts. In assessing hedge effectiveness, the Company excludes the embedded call option's time value component from each derivative's total gain or loss. In 2002 and 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $0 and $1.3 million, respectively. Both the measured ineffectiveness and the excluded time value component are reported in "Realized investment gains (losses) – Derivative financial instruments" in the Company's consolidated statements of income.

Cash-Flow Hedges. The Company has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, the Company pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, the Company designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. In 2003 and 2002, a pretax loss of $66.0 million and $19.8 million, respectively, representing the change in fair value of the hedged contracts, and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in "Realized investment gains (losses) – Derivative financial instruments" in the Company's consolidated condensed statements of income. For the years ended December 31, 2003 and 2002, the amount of the hedge's ineffectiveness reported in income was a $0.3 million gain and an immaterial loss, respectively. Additionally, as of December 31, 2003 and 2002, the Company reported an increase to accumulated other comprehensive income of $2.7 million (net of income tax of $1.4 million) and a reduction to accumulated other comprehensive income of $2.1 million (net of income tax of $1.1 million), respectively, related to its derivative designated as a cash flow hedge. During 2004, the Company expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expense, approximately $3.4 million.

Other Derivatives. The Company uses certain interest rate swaps, caps, floors, swaptions, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments as well as certain debt and preferred security obligations of the Company. In 2003, 2002, and 2001, the Company recognized net pre-tax gains of $5.6 million, net pre-tax gains of $46.7 million, and net pre-tax losses of $0.5 million, respectively, representing the change in fair value of these derivative instruments as well as a realized gain or loss on contracts closed during the period.

On its foreign currency swaps, the Company recognized a $2.6 million pre-tax gain in 2003 while recognizing a $1.9 million foreign exchange pre-tax loss on the related foreign-currency-denominated stable value contracts. In 2002, the Company recognized a $70.8 million pre-tax gain while recognizing a $74.9 million foreign exchange pre-tax loss on the related foreign-currency-denominated stable value contracts. In 2001, the Company recognized an $8.2 million pre-tax loss on its foreign currency swaps while recognizing an $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net loss and net gain in 2002 and 2001, respectively, primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net loss and net gain is reflected in "Realized investment gains (losses) – Derivative financial instruments" in the Company's consolidated condensed statements of income.

The Company has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2003, 2002, and 2001, the Company recognized pre-tax gains of $3.0 million, $2.0 million, and $12.2 million, respectively, for the change in the asset swaps' fair value and recognized a $0.1 million pre-tax gain, a $7.8 million pre-tax loss, and a $16.9 million pre-tax loss, respectively, to separately record the embedded equity options at fair value.

The Company has also entered into a total return swap in connection with a portfolio of investment securities managed by the Company for an unrelated party. The Company recognized a $2.9 million pre-tax gain, an $8.5 million pre-tax loss, and a $0.3 million pre-tax loss in 2003, 2002, and 2001, respectively, for the change in the total return swap's fair value.

At December 31, 2003, contracts with a notional amount of $3.6 billion were in a $152.4 million net gain position. At December 31, 2002, contracts with a notional amount of $7.1 billion were in a $89.9 million net gain position.

The Company's derivative financial instruments are with highly rated counterparties.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 2.6% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.

The cost to acquire blocks of insurance, representing the present value of future profits from such blocks of insurance, is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $502.2 million and $542.5 million at December 31, 2003 and 2002, respectively. During 2003, no present value of profits was capitalized and $40.3 million was amortized. During 2002, $62.5 million of present value of future profits was capitalized (relating to acquisitions and adjustments made during the year), a $2.1 million reduction came from the sale of a small subsidiary, and $41.3 million was amortized.

The expected amortization of the present value of future profits for the next five years is as follows:

Year	Expected Amortization
2004	$32,400
2005	30,700
2006	29,200
2007	28,000
2008	26,800

Goodwill

The goodwill balance at December 31, 2003 and 2002 was $47.3 million. At October 31, 2003, and 2002, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

Property and Equipment

Property and equipment are reported at cost less accumulated depreciation. The Company primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. The Company's Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following at December 31:

	2003	2002
Home Office building	$ 48,678	$ 45,297
Data processing equipment	35,708	31,844
Other, principally furniture and equipment	46,270	41,006
	130,656	118,147
Accumulated depreciation	85,016	76,823
	$ 45,640	$ 41,324

Separate Accounts

The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

Stable Value Product Account Balances

The Company markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Through its registered funding agreement-backed note program, the Company is able to offer secured notes to both institutional and retail investors. During the fourth quarter of 2003, the Company registered a funding agreement-backed notes program with the SEC. GICs are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value product account balances include GICs and funding agreements issued by the Company as well as the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by the Company. At December 31, 2003 and 2002 the Company had $2.8 billion and $2.2 billion, respectively of stable value product account balances marketed through structured programs. Most GICs and funding agreements written by the Company have maturities of three to seven years. At December 31, 2003, future maturities of stable value products were $1.2 billion in 2004, $2.0 billion in 2005–2006, $1.4 billion in 2007–2008, and $123.1 million after 2008.

Revenues and Benefits Expense

Traditional Life, Health, and Credit Insurance Products:

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2003 were 6.98%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims is summarized as follows:

	2003	2002	2001
Balance beginning of year	$116,214	$100,023	$110,064
Less reinsurance	54,765	33,723	25,830
Net balance beginning of year	61,449	66,300	84,234
Incurred related to:			
Current year	266,676	258,612	383,371
Prior year	(1,783)	(338)	(1,080)
Total incurred	264,893	258,274	382,291
Paid related to:			
Current year	261,311	243,206	312,748
Prior year	(1,406)	22,528	81,220
Total paid	259,905	265,734	393,968
Other changes:			
Acquisitions and reserve transfers	0	2,609	(6,257)
Net balance end of year	66,437	61,449	66,300
Plus reinsurance	55,395	54,765	33,723
Balance end of year	$121,832	$116,214	$100,023

Universal Life and Investment Products:

Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 4.6% to 6.5% and investment products ranged from 2.6% to 4.8% in 2003.

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

Discontinued Operations

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Division and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

The operating results and charges related to the sale of the Dental Division and discontinuance of other related operations at December 31 are as follows:

	2003	2002	2001
Total revenues	$12,293	$15,809	$350,916
Loss before income taxes from discontinued operations	$ 0	$ 0	$ (12,797)
Income tax benefit	0	0	2,820
Loss from discontinued operations	$ 0	$ 0	$ (9,977)
Gain from sale of discontinued operations before income tax			$ 22,927
Income tax expense related to sale			(43,472)
Loss from sale of discontinued operations			$ (20,545)
Loss from discontinued operations – per share (diluted and basic)	$ 0	$ 0	$ (.14)
Loss from sale of discontinued operations – per share (diluted and basic)			$ (.29)

Assets and liabilities related to the discontinued lines of business of approximately $60.3 million remain at December 31, 2003.

Net Income Per Share

Net income per share – basic is net income divided by the average number of shares of Common Stock outstanding including shares that are issuable under various deferred compensation plans. Net income per share – diluted is adjusted net income divided by the average number of shares outstanding including all diluted, potentially issuable shares that are issuable under various stock-based compensation plans and stock purchase contracts.

Net income and a reconciliation of basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:

	2003	2002	2001
Net income	$217,050	$177,355	$102,943
Average shares issued and outstanding	68,886,442	68,659,881	68,037,410
Stock held in trust	(102,412)	(67,566)	(47,759)
Issuable under various deferred compensation plans	1,249,258	1,331,640	1,420,874
Average shares outstanding – basic	70,033,288	69,923,955	69,410,525
Stock held in trust	102,412	67,566	47,759
Stock appreciation rights	248,289	220,500	266,132
Issuable under various other stock-based compensation plans	260,653	250,776	225,757
Average shares outstanding – diluted	70,644,642	70,462,797	69,950,173

Supplemental Cash Flow Information

The following table sets forth supplemental cash flow information for the years ended December 31:

	2003	2002	2001
Cash paid during the year:			
Interest on debt	$45,341	$ 39,553	$ 37,020
Income taxes	66,082	132,039	31,795
Noncash investing and financing activities:			
Reissuance of treasury stock to ESOP	$ 877	$ 59	$ 879
Change in unallocated stock in ESOP	410	540	369
Stock-based compensation	10,204	3,239	3,589
Redemption of FELINE PRIDES (See Note 4)			113,414
Acquisitions and related reinsurance transactions:			
Assets acquired	$ 0	$ 358,897	$ 2,554,202
Liabilities assumed	0	(489,412)	(2,430,175)
Net	$ 0	$(130,515)	$ 124,027

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or share-owners' equity.

2. Investment Operations

Major categories of net investment income for the years ended December 31 are summarized as follows:

	2003	2002	2001
Fixed maturities	$ 743,934	$ 680,825	$615,089
Equity securities	2,321	3,500	3,550
Mortgage loans	208,983	218,165	208,830
Investment real estate	3,478	2,437	4,632
Short-term investments and other	91,795	134,900	65,144
	1,050,511	1,039,827	897,245
Investment expenses	19,759	16,874	17,104
	$1,030,752	$1,022,953	$880,141

Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2003	2002	2001
Fixed maturities	$57,401	$2,674	$(7,311)
Equity securities	(1,372)	65	2,462
Mortgage loans and other investments	2,035	(1,829)	(3,891)
	$58,064	$ 910	$(8,740)

In 2003, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $90.3 million, and gross losses were $34.3 million. In 2002, gross gains were $45.5 million, and gross losses were $42.8 million. In 2001, gross gains were $27.5 million, and gross losses were $32.5 million.

Each quarter the Company reviews investments with material unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other than temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2003, 2002, and 2001, the Company recorded other-than-temporary impairments in its investments of $22.3 million, $30.2 million, and $12.6 million, respectively.

Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

	2003	2002	2001
Derivative financial instruments	$12,550	$28,308	$(1,114)

The amortized cost and estimated market value of the Company's investments classified as available for sale at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2003				
Fixed maturities:				
Bonds:				
Mortgage-backed securities	$ 4,491,392	$132,984	$(36,112)	$ 4,588,264
United States Government and authorities	83,834	6,538	(119)	90,253
States, municipalities, and political subdivisions	25,349	1,738	(1)	27,086
Public utilities	1,389,389	96,926	(10,776)	1,475,539
Convertibles and bonds with warrants	43,384	743	(277)	43,850
All other corporate bonds	6,286,776	455,323	(34,476)	6,707,623
Redeemable preferred stocks	2,957	207	0	3,164
	12,323,081	694,459	(81,761)	12,935,779
Equity securities	45,379	1,881	(529)	46,731
Short-term investments	514,619	0	0	514,619
	$12,883,079	$696,340	$(82,290)	$13,497,129
2002				
Fixed maturities:				
Bonds:				
Mortgage-backed securities	$ 4,168,026	$199,316	$ (28,311)	$ 4,339,031
United States Government and authorities	90,647	5,752		96,399
States, municipalities, and political subdivisions	27,005	2,349	0	29,354
Public utilities	1,153,710	61,831	(42,139)	1,173,402
Convertibles and bonds with warrants	115,728	2,656	(5,872)	112,512
All other corporate bonds	5,664,549	348,809	(101,818)	5,911,540
Redeemable preferred stocks	1,700	127	0	1,827
	11,221,365	620,840	(178,140)	11,664,065
Equity securities	66,820	2,408	(4,705)	64,523
Short-term investments	448,399	0	0	448,399
	$11,736,584	$623,248	$(182,845)	$12,176,987

At December 31, 2003, the Company had an additional $420.1 million of fixed maturities and $4.8 million of short-term investments classified as trading securities.

The amortized cost and estimated market value of available for sale fixed maturities at December 31, 2003, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

	Estimated Amortized Cost	Estimated Market Value
Due in one year or less	$ 543,925	$ 553,842
Due after one year through five years	2,541,726	2,634,178
Due after five years through ten years	3,568,742	3,773,500
Due after ten years	5,668,688	5,974,259
	$12,323,081	$12,935,779

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2003.

	Less Than 12 Months		12 Months or More		Total	
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Mortgage-backed securities	$ 653,360	$(12,329)	$100,397	$(23,784)	$753,757	$(36,113)
US government	15,763	(119)	0	0	15,763	(119)
State, municipalities, etc.	488	(1)	0	0	488	(1)
Public utilities	286,552	(10,080)	18,165	(696)	304,717	(10,776)
Convertible bonds	21,409	(167)	229	(111)	21,638	(278)
Other corporate bonds	940,949	(25,414)	83,757	(9,077)	1,024,706	(34,491)
Equities	102	(45)	2,870	(467)	2,972	(512)
	$1,918,623	$(48,155)	$205,418	$(34,135)	$2,124,041	$(82,290)

The Company considers the impairment of securities that have been in an unrealized loss position for less than 12 months to be temporary. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until maturity.

For mortgage-backed securities in an unrealized loss position for greater than 12 months, $23.3 million of the unrealized loss relates to securities issued in Company-sponsored commercial loan securitizations. The Company does not consider these unrealized loss positions to be other than temporary, because the underlying mortgage loans continue to perform consistently with the Company's original expectations.

The Corporate Bonds category has gross unrealized losses of $9.1 million at December 31, 2003, composed of $2.8 million of electrical industry securities, $5.0 million of transportation industry securities, and $1.3 million of other industry securities. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered included credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information.

At December 31, 2003 and 2002, the Company had bonds which were rated less than investment grade of $995.5 million and $869.2 million, respectively, having an amortized cost of $990.7 million and $969.4 million, respectively. Not included in these less than investment grade bonds at December 31, 2003, are $10.9 million of trading securities. At December 31, 2003, approximately $66.9 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $1,975.3 million of bonds are not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available for sale, for the years ended December 31 is summarized as follows:

	2003	2002	2001
Fixed maturities	$110,499	$227,283	$108,307
Equity securities	2,372	(480)	715

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. The Company requires collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities' market value is monitored, on a daily basis, with additional collateral obtained as necessary. At December 31, 2003, securities with a market value of $324.5 million were loaned under these agreements. As collateral for the loaned securities, the Company receives short-term investments, which are recorded in "short-term investments" with a corresponding liability recorded in "other liabilities" to account for the Company's obligation to return the collateral.

At December 31, 2003, all of the Company's mortgage loans were commercial loans of which 75% were retail, 8% were apartments, 8% were office buildings, 8% were warehouses, and 1% were other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's leased space represents more than 2.8% of mortgage loans. Approximately 74% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, North Carolina, South Carolina, Alabama, Virginia, Florida, Pennsylvania, Ohio, California, Mississippi and Washington.

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $125.0 million would become due in 2004, $537.3 million in 2005 through 2008, $461.5 million in 2009 through 2013, and $40.2 million thereafter.

At December 31, 2003, the average mortgage loan was $2.2 million, and the weighted average interest rate was 7.2%. The largest single mortgage loan was $19.6 million.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2003 and 2002, approximately $382.7 million and $475.5 million, respectively, of the Company's mortgage loans have this participation feature.

At December 31, 2003 and 2002, the Company's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $11.8 million and $16.2 million, respectively. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

At December 31, 2003 and 2002, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $283.6 million and $295.7 million, respectively.

Certain investments with a carrying value of $64.4 million were non-income producing for the twelve months ended December 31, 2003.

Policy loan interest rates generally range from 4.5% to 8.0%.

3. Income Taxes

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2003	2002	2001
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Amortization of nondeductible goodwill	0.0	0.0	0.1
State income taxes	0.2	0.8	0.7
Dividends received deduction and tax-exempt income	(1.5)	(2.1)	(1.8)
Low-income housing credit	(0.3)	(0.4)	(0.5)
Other	(0.1)	(0.2)	(0.8)
	33.3%	33.1%	32.7%

The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

Details of the deferred income tax provision for the years ended December 31 are as follows:

	2003	2002	2001
Deferred policy acquisition costs	$ 86,911	$ 19,378	$ 81,947
Benefit and other policy liability changes	23,101	40,104	(75,422)
Temporary differences of investment income	(14,800)	(30,933)	6,285
Other items	(17,301)	7,892	(8,939)
	$ 77,911	$ 36,441	$ 3,871

The components of the Company's net deferred income tax liability as of December 31 were as follows:

	2003	2002
Deferred income tax assets:		
Policy and policyholder liability reserves	$221,713	$244,814
Other	24,790	7,489
	246,503	252,303
Deferred income tax liabilities:		
Deferred policy acquisition costs	485,361	398,450
Unrealized gains (losses) on investments	139,132	96,446
	624,493	494,896
Net deferred income tax liability	$377,990	$242,593

Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2003, was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $1.6 billion, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

4. Long-Term Debt, Subordinated Debt Securities, and Liabilities Related to Variable Interest Entities

Long-term debt at December 31 is summarized as follows:

	2003	2002
Long-term debt (year of issue):		
Notes payable to banks, due 2005	$ 25,000	$ 30,000
Floating Rate Senior Notes (2001), due 2003	0	100,000
7.95% Senior Notes (1994), due 2004	75,000	75,000
7.45% Medium-Term Notes (1996), due 2011	9,852	9,852
8.00% Senior Notes (2000), due 2010, callable 2003	0	49,858
8.10% Senior Notes (2000), due 2015, callable 2003	0	39,843
8.25% Senior Notes (2000), due 2030, callable 2005	34,699	34,699
7.50% Senior Notes (2000), due 2016, callable 2004	59,864	59,914
4.30% Senior Notes (2003), due 2013	250,000	0
Mortgage notes on investment real estate	6,914	6,944
	$461,329	$406,110

Under revolving line of credit arrangements with several banks, the Company can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 2003, the Company had $25.0 million outstanding under these credit arrangements at an interest rate of 1.64%. The amounts outstanding under the line of credit are due in 2005. At December 31, 2002, the Company had $30.0 million outstanding under these credit arrangements.

The aforementioned revolving line of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 40% of its total capital.

Except for the 7.95% Senior Notes, limited amounts of the Senior and Medium-Term Notes may be redeemed upon the death of the beneficial owner of the notes.

At December 31, 2003, future maturities of long-term debt are $75.0 million in 2004, $25.0 million in 2005, and $361.3 million in 2006 or after.

In 1997, a special purpose finance subsidiary, PLC Capital Trust II, issued \$115 million of FELINE PRIDES[SM] which are comprised of stock purchase contracts and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II were \$118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003, Series C. In February 2001, the Company issued 3,918,843 shares of its Common Stock under the stock purchase contracts. In the transaction, substantially all of the 6.5% TOPrS and the underlying subordinated debt was redeemed. The dividend rate on the TOPrS that remained outstanding after February 2001 was reset to 6.77% under a formula specified in the agreement. The remaining outstanding TOPrS and underlying subordinated debt were redeemed in April 2001.

In August 2001, a special purpose finance subsidiary of the Company, PLC Capital Trust III, issued \$100 million of 7.5% TOPrS. The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III's obligations with respect to the 7.5% TOPrS.

PLC Capital Trust III was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust III are \$103.1 million of Protective Life Corporation 7.5% Subordinated Debentures due 2031, Series D. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.5% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust III during any such extended interest payment period. The 7.5% TOPrS are redeemable by PLC Capital Trust III at any time on or after August 22, 2006.

On September 25, 2002, a special purpose finance subsidiary of the Company, PLC Capital Trust IV, issued \$115 million of 7.25% TOPrS[SM]. The 7.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust IV's obligations with respect to the 7.25% TOPrS.

PLC Capital Trust IV was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust IV are \$118.6 million of Protective Life Corporation 7.25% Subordinated Debentures due 2032, Series E. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust IV during any such extended interest payment period. The 7.25% TOPrS are redeemable by PLC Capital Trust IV at any time on or after September 25, 2007.

On January 27, 2004, a special purpose finance subsidiary of the Company, PLC Capital Trust V, issued \$100 million of 6.125% TOPrS. The 6.125% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 6.125% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust V's obligations with respect to the 6.125% TOPrS.

PLC Capital Trust V was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust V are \$103.1 million of Protective Life Corporation 6.125% Subordinated Debentures due 2034, Series F. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 6.125% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust V during any such extended interest payment period. The 6.125% TOPrS are redeemable by PLC Capital Trust V at any time on or after January 27, 2009.

The majority of the proceeds of the 6.125% TOPrS was used to pay down outstanding bank debt, \$59.9 million of which was issued to redeem the Company's outstanding 7.50% 15-year Senior Notes on January 1, 2004. In addition, the Company repaid the \$25 million outstanding as of December 31, 2003, on its \$200 million line of credit. The balance of the proceeds will be used for general corporate purposes, affording the Company additional financial flexibility in the future.

The subordinated debentures related to PLC Capital Trust III, PLC Capital Trust IV, and PLC Capital Trust V are reported in the accompanying balance sheets as "subordinated debt securities."

As of December 31, 2003, the Company consolidated a special-purpose entity, as a result of the implementation of FIN 46. The consolidated entity included a \$430.6 million investment portfolio, \$400.0 million of notes payable, \$15.0 million of derivative liabilities, and \$15.6 million of minority interest. The \$400.0 million of notes payable are recognized on the balance sheet in "liabilities related to variable interest entities" and are not the legal obligations of the Company, but will be repaid with cash flows generated by the entity's investment portfolio.

The Company uses interest rate swap agreements to convert a portion of its debt and preferred securities from a fixed interest or dividend rate to a floating rate. These interest rate swap agreements do not qualify as hedges of the corresponding long-term debt or subordinated debt securities, under FAS 133. All net interest settlements and mark-to-market adjustments for these interest rate swap agreements are recorded as Realized investment gains (losses) - Derivative financial instruments. Interest expense on all debt, including dividends on preferred securities, totaled $43.6 million, $40.7 million and $39.3 million in 2003, 2002, and 2001, respectively.

5. Recent Acquisitions

In January 2001, the Company coinsured a block of individual life policies from Standard Insurance Company.

In October 2001, the Company completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $166.1 million of present value of future profits.

In June 2002, the Company coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company (Conseco). This transaction has been accounted for as a purchase, and the results of the transaction have been included in the accompanying financial statements since its effective date.

Summarized below are the consolidated results of operations for 2002, on an unaudited pro forma basis, as if the Conseco transaction had occurred as of January 1, 2002. The pro forma information is based on the Company's consolidated results of operations for 2002, and on data provided by the acquired block, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)	**2002**
Total revenues	$2,003,158
Net income	179,981
Net income per share – basic	2.57
Net income per share – diluted	2.55

6. Commitments and Contingent Liabilities

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification that are not secured by the obligation to obtain a letter of credit.

The Company leases administrative and marketing office space in approximately 25 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $8.1 million.

In 2000, the Company entered into an arrangement with an unrelated party for the construction of a building contiguous to its existing home office complex. The unrelated party owns the building and leases it to the Company. The lease is accounted for as an operating lease under SFAS No. 13 "Accounting For Leases". Lease payments commenced upon completion, which occurred January 31, 2003, and is based on current LIBOR interest rates and the cost of the building. At the end of the lease term, February 1, 2007, the Company may purchase the building for the original building cost of approximately $75 million. Based upon current interest rates, annual lease payments are estimated to be $1.5 million. Were the Company not to purchase the building, a payment of approximately $66 million would be due at the end of the lease term.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation and in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7. Share-Owners' Equity and Restrictions and Stock-based Compensation

Activity in the Company's issued and outstanding Common Stock is summarized as follows:

	Issued Shares	Treasury Shares	Outstanding Shares
Balance, December 31, 2000	69,333,117	4,775,550	64,557,567
Reissuance of treasury stock		(180,606)	180,606
Repurchase of treasury stock		101,844	(101,844)
Redemption of FELINE PRIDES	3,918,843		3,918,843
Balance, December 31, 2001	73,251,960	4,696,788	68,555,172
Reissuance of treasury stock		(150,177)	150,177
Repurchase of treasury stock		29,455	(29,455)
Balance, December 31, 2002	73,251,960	4,576,066	68,675,894
Reissuance of treasury stock		(315,807)	315,807
Balance, December 31, 2003	73,251,960	4,260,259	68,991,701

The Company has a Rights Agreement that provides rights to owners of the Company's Common Stock to purchase Series A Junior Participating Cumulative Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one-half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances, including redemption until 10 business days following a public announcement that 15% or more of the Company's Common Stock has been acquired by a person or group.

Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 2003. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 2003.

The Company sponsors a deferred compensation plan for certain of its agents. A trust was established to aid the Company in meeting its obligations under the plan. Company Common Stock owned by the trust is accounted for as treasury stock.

The Company has an Employee Stock Ownership Plan (ESOP). The stock is used to match employee contributions to the Company's 401(k) and Stock Ownership Plan (401(k) Plan) and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to share-owners' equity. The ESOP shares are dividend-paying and are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.

The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) obligations. Accordingly, in 2002, the Company reissued from treasury 2,960 shares of Common Stock to the 401(k) Plan and reissued from treasury another 38,317 shares during 2003.

Since 1973, the Company has had stock-based incentive plans to motivate management to focus on the Company's long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 2003, up to 6,500,000 shares may be issued in payment of awards.

The criteria for payment of performance awards is based primarily upon a comparison of the Company's average return on average equity and total rate of return over a four-year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of Company Common Stock.

Performance shares and performance-based stock appreciation rights (P-SARs) awarded in 2003, 2002, 2001, and 2000, and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	P-SARs	Estimated Fair Value
2003	148,730		$3,900
2002	192,360		5,700
2001	153,490	40,000	4,900
2000	3,330	513,618	3,700

Performance shares are equivalent in value to one share of Company Common Stock times the award earned percentage payout. P-SARs convert to the equivalent of one stock appreciation right (SAR) if earned times the award percentage payout. Of the 2000 P-SARs awarded, 87,778 have been canceled and 135,764 have been converted to 145,910 SARs. The remaining 290,076 P-SARs will convert to SARs in 2004 if earned. The 40,000 P-SARs awarded in 2001 were not earned and have been canceled. The P-SARs, if earned and converted to SARs, expire 10 years after the grant date. At December 31, 2003, the total outstanding performance shares and P-SARs related to these performance-based plans measured at maximum payouts were 660,610 and 456,286, respectively.

Between 1996 and 2003 SARs were granted (in addition to the P-SARs discussed above) to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company's Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2001, 2002, and 2003 is as follows:

	Wtd. Avg. Base Price	No. of SARs
Balance at December 31, 2000	$18.64	875,000
SARs granted	26.34	138,751
P-SARs converted	22.31	100,072
Balance at December 31, 2001	$19.92	1,113,823
SARs granted	32.00	480,000
SARs exercised	32.60	(80,000)
SARs canceled	22.31	(15,000)
Balance at December 31, 2002	$23.90	1,498,823
SARs granted	26.49	95,000
P-SARs converted	22.31	45,838
P-SARs canceled	30.77	(22,500)
Balance at December 31, 2003	$23.91	1,617,161

The outstanding SARs at December 31, 2003, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$17.44	580,000	2	580,000
22.31	419,661	6	239,661
31.26	50,000	7	0
31.29	7,500	7	2,500
32.00	465,000	8	30,000
26.49	95,000	9	15,000

The SARs issued in 2001, 2002, and 2003 had estimated fair values at grant date of $0.6 million, $3.7 million, and $0.6 million, respectively. The fair value of the 2003 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 25.0% (approximately equal to that of the S&P Life and Health Insurance Index), a risk-free interest rate of 3.1%, a dividend rate of 2.1%, and an expected exercise date of 2009.

The Company will pay an amount equal to the difference between the specified base price of the Company's Common Stock and the market value at the exercise date for each SAR.

The expense recorded by the Company for its stock-based compensation plans was $5.5 million, $5.2 million, and $5.6 million in 2003, 2002, and 2001, respectively. The Company's obligations of its stock-based compensation plans that are expected to be settled in shares of the Company's Common Stock are reported as a component of share-owners' equity.

The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, Common Stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2003, the plans had 1,193,525 shares of Common Stock equivalents credited to participants.

At December 31, 2003, approximately $529.8 million of consolidated share-owners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2004 is estimated to be $293.8 million.

8. Related Party Matters

Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $12.2 million, $16.0 million, and $19.6 million in 2003, 2002, and 2001, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $2.1 million, $1.6 million, and $5.9 million in 2003, 2002, and 2001, respectively. In addition, the Company has a swap contract with a related party having a notional amount of $303.7 million, which to the Company was in a $31.0 million gain position at December 31, 2003.

9. Statutory Reporting Practices and Other Regulatory Matters

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners' equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on the Company's insurance subsidiaries' statutory capital.

The net income and share-owners' equity prepared in conformity with statutory reporting practices compared to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owners' Equity		
	2003	2002	2001	2003	2002	2001
In conformity with statutory reporting practices[1]	$274,244	$(2,418)	$163,181	$1,135,942	$852,645	$775,138
In conformity with generally accepted accounting principles	$217,050	$177,355	$102,943	$2,002,144	$1,720,702	$1,400,144

[1] Consolidated

As of December 31, 2003, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $74.8 million.

10. Operating Segments

The Company operates several business segments each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

- The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

- The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

- The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

- The Stable Value Products segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. During the fourth quarter of 2003, the Company registered a funding agreement-backed notes program with the SEC.

- The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles and watercraft.

The Company has an additional segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earnings from several lines of business which the Company is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several small subsidiaries (including a subsidiary that markets discount plans).

The Company uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pretax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment.

Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

There are no significant intersegment transactions.

The tables on the following pages set forth total operating segment income and assets for the periods shown. Adjustments represent the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

	Operating Segment Income for the Year Ended December 31, 2003			
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Premiums and policy fees	$856,431	$289,906	$ 26,265	
Reinsurance ceded	(657,778)	(75,994)		
Net of reinsurance ceded	198,653	213,912	26,265	
Net investment income	231,238	246,143	224,332	$233,104
Realized investment gains (losses)			22,733	9,756
Other income	59,961	2,640	8,745	
Total revenues	489,852	462,695	282,075	242,860
Benefits and settlement expenses	253,785	291,768	197,955	186,565
Amortization of deferred policy acquisition costs	66,078	32,690	38,196	2,279
Other operating expenses	10,832	43,087	28,765	5,349
Total benefits and expenses	330,695	367,545	264,916	194,193
Income from continuing operations before income tax	159,157	95,150	17,159	48,667
Less: realized investment gains (losses)			22,733	9,756
Add back: related amortization of deferred policy acquisition cost			18,947	
Operating income	159,157	95,150	13,373	38,911

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$459,579	$38,131		$1,670,312
Reinsurance ceded	(196,858)	(3,805)		(934,435)
Net of reinsurance ceded	262,721	34,326		735,877
Net investment income	39,201	56,734		1,030,752
Realized investment gains (losses)		38,125		70,614
Other income	42,238	6,698		120,282
Total revenues	344,160	135,883		1,957,525
Benefits and settlement expenses	189,981	31,520		1,151,574
Amortization of deferred policy acquisition costs	84,653	1,211		225,107
Other operating expenses	82,286	85,113		255,432
Total benefits and expenses	356,920	117,844		1,632,113
Income (loss) from continuing operations before income tax	(12,760)	18,039		325,412
Less: realized investment gains (losses)		38,125		
Add back: derivative gains related to corporate debt and investments		21,087		
Operating income (loss)	(12,760)	1,001		
Income tax expense			$108,362	108,362
Net income				$ 217,050

Operating Segment Income for the Year Ended December 31, 2002

	Life Marketing	Acquisitions	Annuities	Stable Value Products
Premiums and policy fees	$673,412	$300,818	$ 25,826	
Reinsurance ceded	(453,228)	(76,333)		
Net of reinsurance ceded	220,184	224,485	25,826	
Net investment income	209,002	252,147	220,447	$246,098
Realized investment gains (losses)			2,277	(7,061)
Other income	56,372	1,636	8,876	
Total revenues	485,558	478,268	257,426	239,037
Benefits and settlement expenses	228,224	301,401	186,107	196,576
Amortization of deferred policy acquisition costs	117,836	35,245	24,669	2,304
Other operating expenses	13,948	46,525	30,660	4,946
Total benefits and expenses	360,008	383,171	241,436	203,826
Income from continuing operations before income tax	125,550	95,097	15,990	35,211
Less: realized investment gains (losses)			2,277	(7,061)
Add back: related amortization of deferred policy acquisition cost			1,981	
Operating income	125,550	95,097	15,694	42,272

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$506,304	$55,357		$1,561,717
Reinsurance ceded	(202,575)	(19,260)		(751,396)
Net of reinsurance ceded	303,729	36,097		810,321
Net investment income	44,296	50,963		1,022,953
Realized investment gains (losses)		34,002		29,218
Other income	30,867	2,445		100,196
Total revenues	378,892	123,507		1,962,688
Benefits and settlement expenses	220,341	34,436		1,167,085
Amortization of deferred policy acquisition costs	86,129	1,479		267,662
Other operating expenses	95,800	71,019		262,898
Total benefits and expenses	402,270	106,934		1,697,645
Income (loss) from continuing operations before income tax	(23,378)	16,573		265,043
Less: realized investment gains (losses)		34,002		
Add back: derivative gains related to corporate debt and investments		23,072		
Operating income (loss)	(23,378)	5,643		
Income tax expense			$87,688	87,688
Net income				$ 177,355

Operating Segment Income for the
Year Ended December 31, 2001

	Life Marketing	Acquisitions	Annuities	Stable Value Products
Premiums and policy fees	$542,406	$243,915	$ 28,145	
Reinsurance ceded	(421,411)	(61,482)		
Net of reinsurance ceded	120,995	182,433	28,145	
Net investment income	179,346	187,535	167,905	$261,079
Realized investment gains (losses)			1,139	7,218
Other income	59,882	682	10,547	
Total revenues	360,223	370,650	207,736	268,297
Benefits and settlement expenses	190,538	238,877	137,204	222,306
Amortization of deferred policy acquisition costs and goodwill	41,868	20,501	24,021	1,662
Other operating expenses	38,243	43,232	29,434	3,961
Total benefits and expenses	270,649	302,610	190,659	227,929
Income from continuing operations before income tax	89,574	68,040	17,077	40,368
Less: realized investment gains (losses)			1,139	7,218
Add back: related amortization of deferred policy acquisition cost			996	
Operating income	89,574	68,040	16,934	33,150

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$524,281	$51,073		$1,389,820
Reinsurance ceded	(274,220)	(14,038)		(771,151)
Net of reinsurance ceded	250,061	37,035		618,669
Net investment income	48,940	35,336		880,141
Realized investment gains (losses)		(18,211)		(9,854)
Other income	46,636	2,900		120,647
Total revenues	345,637	57,060		1,609,603
Benefits and settlement expenses	154,893	28,806		972,624
Amortization of deferred policy acquisition costs and goodwill	60,756	1,805		150,613
Other operating expenses	96,028	65,872		276,770
Total benefits and expenses	311,677	96,483		1,400,007
Income (loss) from continuing operations before income tax	33,960	(39,423)		209,596
Less: realized investment gains (losses)		(18,211)		
Add back: derivative gains related to corporate debt and investments		10,317		
Operating income (loss)	33,960	(10,895)		
Income tax expense			$ 68,538	68,538
Discontinued operations, net of income tax			(30,522)	(30,522)
Change in accounting principle, net of income tax			(7,593)	(7,593)
Net income				$ 102,943

Operating Segment Assets
December 31, 2003

	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$4,991,028	$4,373,737	$4,728,396	$4,520,955
Deferred policy acquisition costs	1,185,102	385,042	101,096	7,186
Goodwill	10,354			
Total assets	$6,186,484	$4,758,779	$4,829,492	$4,528,141

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$1,022,886	$2,968,396	$ 60,261	$22,665,659
Deferred policy acquisition costs	175,661	6,933		1,861,020
Goodwill	36,875	83		47,312
Total assets	$1,235,422	$2,975,412	$ 60,261	$24,573,991

Operating Segment Assets
December 31, 2002

	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$4,195,265	$4,565,298	$4,823,710	$3,930,669
Deferred policy acquisition costs	973,631	435,177	93,140	4,908
Goodwill	10,354			
Total assets	$5,179,250	$5,000,475	$4,916,850	$3,935,577

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$1,081,912	$1,500,049	$ 81,643	$20,178,546
Deferred policy acquisition costs	192,695	7,702		1,707,253
Goodwill	36,875	83		47,312
Total assets	$1,311,482	$1,507,834	$ 81,643	$21,933,111

11. Employee Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

At December 31, 2003, the Company estimated that its 2004 defined benefit pension plan expense will be $6.4 million, which is the Company's estimate of its expected contributions for 2004. The measurement date used to determine the benefit expense and benefit obligations of the plan is December 31, 2003.

The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

	2003	2002
Projected benefit obligation, beginning of the year	$62,179	$50,869
Service cost – benefits earned during the year	4,513	3,723
Interest cost – on projected benefit obligation	4,666	4,111
Actuarial loss	7,531	6,353
Benefits paid	(1,435)	(2,877)
Projected benefit obligation, end of the year	77,454	62,179
Fair value of plan assets beginning of the year	49,450	44,024
Actual return on plan assets	12,886	(7,845)
Employer contribution	13,170	16,149
Benefits paid	(1,435)	(2,878)
Fair value of plan assets end of the year	74,071	49,450
Plan assets less than the projected benefit obligation	(3,383)	(12,729)
Unrecognized net actuarial loss from past experience different from that assumed	27,453	28,252
Unrecognized prior service cost	1,672	1,886
Other adjustments	684	
Net pension asset	$26,426	$17,409
Accumulated benefit obligation	$60,984	$47,707
Fair value of assets	74,071	49,450
Unfunded accumulated benefit obligation	$ 0	$ 0

Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2003	2002
Weighted average discount rate	6.25%	6.75%
Rates of increase in compensation level	4.00	4.50
Expected long-term rate of return on assets	8.50	8.50

Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	2003	2002	2001
Service cost	$ 4,513	$ 3,723	$ 3,739
Interest cost	4,666	4,111	3,531
Expected return on plan assets	(5,604)	(4,265)	(3,669)
Amortization of prior service cost	214	263	176
Amortization of losses	1,049	302	141
Cost of divestiture			186
Net pension cost	$ 4,838	$ 4,134	$ 4,104

Assumptions used to determine the net pension cost for the years ended December 31 are as follows:

	2003	2002	2001
Weighted average discount rate	6.75%	7.25%	7.50%
Rates of increase in compensation level	4.50	5.00	5.25
Expected long-term rate of return on assets	8.50	8.50	8.50

Plan assets by category as of December 31 were as follows:

	2003	2002
Cash and cash equivalents	$ 3,273	$ 2,588
Equity securities	53,413	39,157
Fixed income	17,385	7,705
Total	$74,071	$49,450

Prior to July 1999, upon an employee's retirement, a distribution from pension plan assets was used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, the Company includes reserves for pre-July 1999 retirees. Based on historical data of the domestic equity markets and the Company's group annuity investments, the plan's target asset allocation would be expected to earn annualized returns in excess of 9% per year. In arriving at the plan's 8.5% expected rate of return, the Company has adjusted this historical data to reflect lower expectations for equity returns. The plan's equity assets are invested in a domestic equity index collective trust managed by Northern Trust Corporation. The plan's cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan's fixed income assets are invested in a group annuity contract with Protective Life.

The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2003 and 2002, the projected benefit obligation of this plan totaled $18.1 million and $17.2 million, respectively, of which $15.5 million and $14.4 million, respectively, have been recognized in the Company's financial statements.

Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

	2003	2002	2001
Service cost	$ 485	$ 455	$ 686
Interest cost	1,182	1,178	1,121
Amortization of prior service cost	16	16	19
Amortization of transition asset			37
Recognized net actuarial loss	118	71	233
Cost of divestiture and special termination benefits	81		1,807
Net pension cost	$1,882	$1,720	$3,903

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. This benefit has no material effect on the Company's consolidated financial statements. For a closed group of retirees over age 65, Protective provides a prescription drug benefit. At December 31, 2003, the Company's liability related to this benefit was $0.3 million. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees from $10,000 up to a maximum of $75,000, are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance.

The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company's 401(k) Plan. In 1994, a stock bonus component was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2003, the Company had committed approximately 124,682 shares to be released to fund the 401(k) Plan match. The expense recorded by the Company for these employee benefits was $0.6 million, $0.1 million, and less than $0.1 million in 2003, 2002, and 2001, respectively.

12. Reinsurance

The Company reinsures certain of its risks with, and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of the Company's new life insurance and credit insurance sales is being reinsured. The Company reviews the financial condition of its reinsurers.

The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer. At December 31, 2003, the Company had reinsured approximately 89.6% of the face value of its life insurance in force. The Company had reinsured approximately 59.1% of the face value of its life insurance in force with three reinsurers. These reinsurers had a minimum Standard & Poor's rating of AA- and a minimum A. M. Best rating of A+. The Company has not experienced any credit losses for the years ended December 31, 2003, 2002, or 2001 related to these reinsurers.

The Company has reinsured approximately $292.7 billion, $219.0 billion, and $171.4 billion in face amount of life insurance risks with other insurers representing $781.8 million, $546.0 million, and $565.1 million of premium income for 2003, 2002, and 2001, respectively. The Company has also reinsured accident and health risks representing $61.6 million, $61.5 million, and $122.7 million of premium income for 2003, 2002, and 2001, respectively. In addition, the Company reinsured property and casualty risks representing $91.0 million, $143.9 million, and $83.3 million of premium income for 2003, 2002, and 2001, respectively. In 2003 and 2002, policy and claim reserves relating to insurance ceded of $2,230.7 million and $2,304.9 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2003 and 2002, the Company had paid $53.3 million and $45.5 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2003, the Company had receivables of $66.6 million related to insurance assumed.

In 2002, the Company discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.5 million. At December 31, 2002, the Company had recorded cash and receivables totaling $69.7 million, which reflected the amounts received and the Company's then current estimate of amounts to be recovered in the future, based upon the information available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs took into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. In 2003, the Company substantially completed its recovery of the reinsurance overpayments. As a result, the Company increased premiums and policy fees by $18.4 million in 2003. The increase in premiums and policy fees resulted in $6.1 million of additional amortization of deferred policy acquisitions costs. As a result of the recoveries income before income tax increased $12.3 million and $7.2 million in 2003 and 2002, respectively.

13. Estimated Fair Values of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows:

	2003		2002	
	Carrying Amounts	Fair Values	Carrying Amounts	Fair Value
Assets (see Notes 1 and 2):				
Investments:				
Fixed maturities	$13,355,911	$13,355,911	$11,664,065	$11,664,065
Equity securities	46,731	46,731	64,523	64,523
Mortgage loans on real estate	2,733,722	2,958,052	2,518,152	2,826,133
Short-term investments	519,419	519,419	448,399	448,399
Cash	136,698	136,698	101,953	101,953
Liabilities (see Notes 1 and 4):				
Stable value product account balances	4,676,531	4,736,681	4,018,552	4,124,192
Annuity account balances	3,480,577	3,475,167	3,697,495	3,751,223
Debt:				
Bank borrowings	25,000	25,000	30,000	30,000
Senior and Medium-Term Notes	429,415	419,825	369,166	382,545
Subordinated debt securities	221,650	234,526	215,000	218,580
Other (see Note 1):				
Derivative financial instruments	153,219	153,219	92,801	92,801

Except as noted below, fair values were estimated using quoted market prices.

The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

The Company believes the fair value of its short-term investments and notes payable to banks approximates book value due to being either short-term or having a variable rate of interest.

The Company estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively.

The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

The Company estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair values represent the net amount of cash the Company would have received (or paid) had the contracts been terminated on December 31.

14. Consolidated Quarterly Results – Unaudited

The Company's unaudited consolidated quarterly operating data for the years ended December 31, 2003 and 2002, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners' equity, and cash flows for a period of several quarters. Certain reclassifications have been made in previously reported quarterly data to make the amounts comparable to those of the fourth quarter of 2003. Such reclassifications had no effect on previously reported net income.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Premiums and policy fees	$ 387,094	$ 397,652	$ 424,590	$ 460,976
Reinsurance ceded	(189,417)	(205,268)	(237,996)	(301,754)
Net of reinsurance ceded	197,677	192,384	186,594	159,222
Net investment income	257,701	262,744	248,915	261,392
Realized investment gains (losses)	(6,058)	33,858	17,994	24,820
Other income	25,309	39,981	26,128	28,864
Total revenues	474,629	528,967	479,631	474,298
Benefits and expenses	418,590	439,675	400,839	373,009
Income from continuing operations before income tax	56,039	89,292	78,792	101,289
Income tax expense	18,334	29,916	26,383	33,729
Net income	$ 37,705	$ 59,376	$ 52,409	$ 67,560
Net income per share – basic	$ .54	$ .85	$ .75	$ .96
Average shares outstanding – basic	69,956,505	70,004,109	70,091,080	70,079,471
Net income per share – diluted	$ .53	$ .85	$ .74	$ .95
Average shares outstanding – diluted	70,483,448	70,561,795	70,722,885	70,806,034

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Premiums and policy fees	$ 377,444	$ 376,970	$ 392,131	$ 415,172
Reinsurance ceded	(176,683)	(200,312)	(121,744)	(252,657)
Net of reinsurance ceded	200,761	176,658	270,387	162,515
Net investment income	243,232	250,023	260,967	268,731
Realized investment gains (losses)	2,714	18,936	6,359	1,209
Other income	25,804	29,033	23,927	21,432
Total revenues	472,511	474,650	561,640	453,887
Benefits and expenses	410,226	393,168	484,004	410,247
Income from continuing operations before income tax	62,285	81,482	77,636	43,640
Income tax expense	20,679	27,052	26,661	13,296
Net income	$ 41,606	$ 54,430	$ 50,975	$ 30,344
Net income per share – basic	$ .60	$ .77	$ .73	$ .44
Average shares outstanding – basic	69,893,453	69,893,332	69,948,982	69,959,056
Net income per share – diluted	$ .59	$ .77	$ .73	$ .43
Average shares outstanding – diluted	70,383,580	70,486,576	70,491,409	70,488,160

REPORT OF INDEPENDENT AUDITORS

**To the Board of Directors and Share Owners of
Protective Life Corporation:**

In our opinion, the consolidated financial statements listed in the accompanying index on page 49 of this Annual Report on Form 10-K present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index on page 87 of this Annual Report on Form 10-K present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the Notes to the Consolidated Financial Statements, effective December 31, 2003, the Company adopted FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities (FIN 46R)," effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Birmingham, Alabama
March 11, 2004

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that (i) our disclosure controls and procedures were effective as of December 31, 2003 and (ii) no change in internal control over financial reporting occurred during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information regarding Executive Officers called for by this item is included in Item 1.

Audit Committee Financial Expert

The members of the Board have determined that each member of the Audit Committee meets the independence and financial expertise requirements of the New York Stock Exchange. The Board does not feel that, under conservative interpretations of Items 401(h) of Regulation S-K (including the commentary that accompanied the adopting release), the members of the Audit Committee meet the definition of an audit committee financial expert. The Board nevertheless feels that ample financial literacy, experience and expertise is possessed by the current members of the Audit Committee to perform the functions of the Committee and to provide appropriate oversight, scrutiny and guidance. For example, Mr. French has an M.B.A. from Harvard Business School; he is currently Chairman and CEO of Dunn Investment Company, the parent of a group of companies and an investor in equity securities. Mr. Cooper has a B. S. in Finance from the University of Notre Dame; he is currently Chairman and CEO of Commonwealth National Bank, a privately held national bank. Mr. Day has an M.B.A. in Finance from the University of Pennsylvania; he previously served as the head of Goldman, Sachs & Co.'s mergers and acquisitions group and currently is chairman of the Executive Committee of Jemison Investment Company, Inc., a privately held investment company. Mr. James has an M.B.A. from the University of Alabama and a law degree from the University of Virginia; he is currently the Chairman and CEO of Vulcan Materials Company, a publicly traded company listed on the New York Stock Exchange. In addition, if any Committee member feels it appropriate, the Committee has access, at Company expense, to financial experts of the Committee's choice who are actively in the business of giving expert advice with respect to the kind of matters that may come before the Committee.

The remaining information called for by this item is incorporated by reference to "Election of Directors", Section 16(a) Beneficial Ownership Reporting Compliance, and Corporate Governance in the Company's definitive proxy statement for the Annual Meeting of Share Owners to be held May 3, 2004.

Item 11. Executive Compensation

The information called for by this Item is incorporated by reference to "Executive Compensation" in the Company's definitive proxy statement for the Annual Meeting of Share Owners to be held May 3, 2004.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Share Owner Matters

The information called for by this Item is incorporated by reference to "Securities Authorized for Issuance under Equity Compensation Plans" and "Security Ownership" in the Company's definitive proxy statement for the Annual Meeting of Share Owners to be held May 3, 2004.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Principal Accountant Fees and Services

The information called for by this Item is incorporated herein by reference to "Fees for Professional Services of the Company's Independent Accountants" in the Company's definitive proxy statement for the Annual Meeting of Share Owners to be held May 3, 2004.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this report:

1. Financial Statements: See "Index to Consolidated Financial Statements" under Item 8 on page 49 of this Annual Report.

2. Financial Statement Schedules:

The Report of Independent Auditors which covers the financial statement schedules appears on page 85 of this report. The following schedules are located in this report on the pages indicated.

	Page
Schedule II - Condensed Financial Information of Registrant	92
Schedule III - Supplementary Insurance Information	97
Schedule IV - Reinsurance	98
Schedule V – Valuation Accounts	99

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

Included as exhibits are the items listed below. The Company will furnish a copy of any of the exhibits listed upon the payment of $5.00 per exhibit to cover the cost of the Company in furnishing the exhibit.

Item Number	Document
*2(a)	Stock and Asset Purchase Agreement By and Among Protective Life Corporation, Protective Life Insurance Company, Fortis, Inc. and Dental Care Holdings, Inc. dated July 9, 2001 filed as Exhibit 2(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*2(b)	Indemnity Reinsurance Agreement By and Between Protective Life Insurance Company and Fortis Benefits Insurance Company dated December 31, 2001 filed as Exhibit 2(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*2(c)	Indemnity Reinsurance Agreement By and Between Empire General Life Assurance Corporation and Fortis Benefits Insurance Company dated December 31, 2001 filed as Exhibit 2(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*2(d)	Indemnity Reinsurance Agreement By and Between Protective Life & Annuity Insurance Company and First Fortis Life Insurance Company dated December 31, 2001 filed as Exhibit 2(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

*incorporated by reference
†Management contract or compensatory plan or arrangement

*3(a)	1998 Restated Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 12, 1998, filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.
*3(b)	1998 Restated By-laws of the Company effective November 2, 1998, filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
*3(b)(1)	Amendment No. 1 dated February 4, 2002, to the 1998 Restated By-Laws of the Company filed as Exhibit 3(b)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
4(a)	Reference is made to Exhibit 3(a) above.
4(b)	Reference is made to Exhibits 3(b) and 3(b)(1) above.
*4(c)	Rights Agreement, dated as of August 7, 1995, between the Company and The Bank of New York as successor to AmSouth Bank (formerly, AmSouth Bank N.A.), as Rights Agent filed as Exhibit 2 to the Company's Form 8-K Current Report filed August 7, 1995 and filed as Exhibit 1 to the Company's Form 8-A Registration Statement filed August 7, 1995.
*4(d)	Rights Certificate filed as Exhibit 1 to the Company's Form 8-A filed August 7, 1995.
*4(e)	Certificate of Trust of PLC Capital Trust III filed as Exhibit 4(bb) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30965).
*4(f)	Declaration of Trust of PLC Capital Trust III filed as Exhibit 4 (ee) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30965).
*4(g)	Form of Amended and Restated Declaration of Trust of PLC Capital III, dated August 22, 2001 filed as Exhibit 4.3 to the Company's Current Filing on Form 8-K filed August 22, 2001.
*4(h)	Form of Preferred Security Certificate for PLC Capital Trust III (included in Exhibit 4(g)).
*4(i)	Preferred Securities Guarantee Agreement, dated August 22, 2001 with respect to Preferred Securities issued by PLC Capital Trust III filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed August 22, 2001.
*4(j)	Certificate of Trust of PLC Capital Trust IV filed as Exhibit 4(cc) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30905).
*4(k)	Declaration of Trust of PLC Capital Trust IV filed as Exhibit 4(ff) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30905).
*4(l)	Form of Amended and Restated Declaration of Trust for PLC Capital Trust IV filed as Exhibit 4.09 to the Company's Current Report on Form 8-K filed September 18, 2002.

*incorporated by reference
†Management contract or compensatory plan or arrangement

*4(m)	Form of Preferred Security Certificate for PLC Capital Trust IV (included as Exhibit A-1 of Exhibit 4(l)).
*4(n)	Form of Guarantee with respect to Preferred Securities of PLC Capital Trust IV filed as Exhibit 4(x) to the Company's Registration Statement on Form S-3 filed July 8, 1997 (No. 333-30905).
*4(o)	Certificate of Trust of PLC Capital Trust V filed as Exhibit 4(cc) to the Company's Registration Statement on Form S-3 filed May 5, 2003 (No. 333-105003).
*4(p)	Declaration of Trust of PLC Capital Trust V filed as Exhibit 4(ee) to the Company's Registration Statement on Form S-3 filed May 5, 2003 (No. 333-105003).
*4(q)	Amended and Restated Declaration of Trust of PLC Capital Trust V filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 28, 2004.
*4(r)	Form of Preferred Security Certificate for PLC Capital Trust V (included as Exhibit A-1 of Exhibit 4(q)).
*4(s)	Preferred Securities, Guarantee Agreement, dated January 27, 2004, with respect to Preferred Securities issued by PLC Capital Trust V filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed January 28, 2004.
*10(a)†	The Company's Annual Incentive Plan (effective as of January 1, 2002) filed as Exhibit 10(b) to the Company's Form 10-Q Quarterly Report filed May 14, 1997.
*10(b)†	The Company's Long-Term Incentive Plan as amended and restated as of May 5, 2003, filed as Exhibit 10 to the Company's Form 10-Q Quarterly Report filed May 15, 2003.
*10(c)†	Excess Benefit Plan amended and restated as of July 1, 2001 filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*10(d)†	Form of Indemnity Agreement for Directors filed as Exhibit 19.1 to the Company's Form 10-Q Quarterly Report filed August 14, 1986.
*10(d)(1)†	Form of Indemnity Agreement for Officers filed as Exhibit 10(d)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
*10(e)†	Form of the Company's Employment Continuation Agreement filed as Exhibit 10(a) to the Company's Form 10-Q Quarterly Report filed September 30, 1997.
*10(f)†	The Company's Deferred Compensation Plan for Directors Who Are Not Employees of the Company as amended through March 3, 1997, filed as Exhibit 10(e) to the Company's Form 10-Q Quarterly Report filed May 14, 1997.
*10(f)(1)†	Amendment to the Company's Deferred Compensation Plan for Directors who are not Employees of the Company effective as of November 4, 2002, filed as Exhibit 10(f)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*10(g)†	The Company's Deferred Compensation Plan for Officers as amended through March 3, 1997, filed as Exhibit 10(d) to the Company's Form 10-Q Quarterly Report filed May 14, 1997.

*incorporated by reference

†Management contract or compensatory plan or arrangement

*10(g)(1) †	Amendment to the Company's Deferred Compensation Plan for Officers effective as of February 5, 2001, filed as Exhibit 10(g)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*10(g)(2) †	Amendment to the Company's Deferred Compensation Plan for Officers effective as of November 4, 2002, filed as Exhibit 10(g)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*10(h) †	The Company's 1996 Stock Incentive Plan as amended through March 3, 1997, filed as Exhibit 10(c) to the Company's Form 10-Q Quarterly Report filed May 14, 1997.
*10(h)(1) †	The Company's specimen letter confirming grants under the Company's 1996 Stock Incentive Plan, filed as Exhibit 10(2) to the Company's Form 10-Q Quarterly Report filed November 13, 1996.
*10(i)	Credit Agreement among Protective Life Corporation, the several lenders from time to time party thereto, Suntrust Bank, as Syndication Agent and AmSouth Bank, as Administrative Agent, dated October 17, 2001, filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
*10(j)	Reference is made to Exhibit 2(a) above, filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*10(k)	Reference is made to Exhibit 2(b) above, filed as Exhibit 10(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*10(l)	Lease Agreement dated as of February 1, 2000, between Wachovia Capital Investments, Inc. and the Company, filed as Exhibit 10(l) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(l)(l)	First Amendment to Lease Agreement dated as of October 31, 2001, between Wachovia Capital Investments, Inc. and the Company, filed as Exhibit 10(l)(l) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(m)	Investment and Participation Agreement dated as of February 1, 2000, among the Company and Wachovia Capital Investments, Inc., filed as Exhibit 10(m) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(m)(1)	First Amendment to Investment and Participation Agreement and Lease Agreement dated as of November 30, 2002, among the Company, Wachovia Capital Investments, Inc., and SunTrust Bank and LaSalle Bank National Association, filed as Exhibit 10(m)(1) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(m)(2)	Second Amendment to Investment and Participation Agreement and Lease Agreement dated as of March 11, 2002 among the Company, Wachovia Capital Investments, Inc., and SunTrust Bank and LaSalle Bank National Association, filed as Exhibit 10(m)(2) to the Annual Report on Form 10-K for the year ended December 31, 2002.
*10(m)(3)	Third Amendment to Investment and Participation Agreement and Lease Agreement dated as of July 22, 2002 among the Company, Wachovia Capital Investments, Inc., and SunTrust Bank an LaSalle Bank National Association, filed as Exhibit 10(m)(3) to the Annual Report on Form 10-K for the year ended December 31, 2002.

*incorporated by reference

†Management contract or compensatory plan or arrangement

21	Organization Chart of the Company and Affiliates.
23	Consent of PricewaterhouseCoopers LLP.
24	Powers of Attorney.
31(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	Safe Harbor for Forward-Looking Statements.

(b) Current Reports on Form 8-K:

On October 30, 2003, Protective furnished a report on Form 8-K relating to financial information for the Company for the quarter ended September 30, 2003, as presented in a press release on October 30, 2003.

*incorporated by reference

†Management contract or compensatory plan or arrangement

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF INCOME
PROTECTIVE LIFE CORPORATION
(Parent Company)

	Years Ended December 31		
	2003	2002	2001
		(in thousands)	
Revenues			
Dividends from subsidiaries*	$ 8,917	$ 5,007	$ 3,701
Service fees from subsidiaries*	104,245	97,045	87,239
Net investment income	8,278	9,117	6,804
Realized investment gains (losses)	(4,399)	21,612	(5,924)
Other income (loss)	682	(328)	0
Total revenues	117,723	132,453	91,820
Expenses			
Operating and administrative	95,199	58,428	55,256
Interest - subsidiaries*	16,327	15,227	10,163
Interest – other	26,285	24,960	29,276
Total expenses	137,811	98,615	94,695
Income (loss) before income tax and other items below	(20,088)	33,838	(2,875)
Income tax expense (benefit)	(10,866)	6,173	(2,150)
Income before equity in undistributed income of subsidiaries	(9,222)	27,665	(725)
Equity in undistributed income of subsidiaries*	226,272	149,690	141,783
Net income from continuing operations before cumulative effect of change in accounting principle	217,050	177,355	141,058
Loss from discontinued operations, net of income tax	0	0	(9,977)
Loss from sale of discontinued operations, net of income tax	0	0	(20,545)
Net income before cumulative effect of change in accounting principle	217,050	177,355	110,536
Cumulative effect of change in accounting principle, net of income tax	0	0	(7,593)
Net income	$217,050	$177,355	$102,943

*Eliminated in consolidation.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION
OF REGISTRANT
BALANCE SHEETS
PROTECTIVE LIFE CORPORATION
(Parent Company)

	December 31	
	2003	**2002**
	(in thousands)	
Assets		
Investments:		
Fixed maturities	$ 1,433	$ 8,600
Other long-term investments	20,402	27,232
Short-term investments	651	1,105
Investments in subsidiaries (equity method)*	2,666,301	2,343,033
Total investments	2,688,787	2,379,970
Cash	484	178
Receivables from subsidiaries*	10,604	8,985
Property and equipment, net	1,287	1,317
Other	43,198	41,286
	$2,744,360	$2,431,736
Liabilities		
Accrued expenses and other liabilities	$ 63,766	$ 57,458
Accrued income taxes	(41,913)	(34,517)
Deferred income taxes	44,298	67,277
Long-term debt	454,415	399,166
Subordinated debt securities	221,650	221,650
Total liabilities	742,216	711,034
Share-owner's equity		
Preferred stock		
Junior participating cumulative preferred stock		
Common stock	36,626	36,626
Additional paid-in capital	418,351	408,397
Treasury stock	(15,275)	(16,402)
Stock held in trust	(2,788)	(2,417)
Unallocated stock in employee stock ownership plan	(2,367)	(2,777)
Retained earnings (including undistributed income of subsidiaries: 2003 – $1,440,150; 2002 – $1,213,878)	1,235,012	1,061,361
Accumulated other comprehensive income		
Net unrealized gains (losses) on investments (all from subsidiaries, net of income tax: 2003 – $177,642; 2002 – $128,145)	329,907	237,983
Accumulated gain (loss) – hedging (net of income tax: 2003 – $1,442; 2002 – $(1,114))	2,678	(2,069)
	2,002,144	1,720,702
	$2,744,360	$2,431,736

*Eliminated in consolidation.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT STATEMENTS OF CASH FLOWS PROTECTIVE LIFE CORPORATION (Parent Company)

	Year Ended December 31		
	2003	2002	2001
		(dollars in thousands)	
Cash flows from operating activities			
Net income	$217,050	$177,355	$ 102,943
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains) losses	8,700	(11,403)	(2,628)
Equity in undistributed net income of subsidiaries*	(226,272)	(149,690)	(105,418)
Deferred income taxes	3,029	31,127	(18,566)
Accrued income taxes	(7,396)	(17,180)	14,928
Accrued expenses	16,262	2,787	25,313
Accrued investment income			247
Receivables from subsidiaries	(3,620)	5,187	(7,823)
Other (net)	(5,661)	(6,772)	(16,995)
Net cash provided by (used in) operating activities	2,092	31,411	(7,999)
Cash flows from investing activities			
Purchase of and/or additional investments in subsidiaries*	(23,437)	(68,272)	(133,406)
Purchase of fixed assets	(222)	(1,275)	0
Principal payments received on loan to subsidiary*	2,000	4,000	4,000
Change in fixed maturities and long-term investments	7,940	5,618	7,949
Change in short-term investments	454	(1,095)	3,990
Net cash provided by (used in) investing activities	(13,265)	(61,024)	(117,467)
Cash flows from financing activities			
Borrowings under line of credit arrangements and long-term debt	442,700	69,000	159,160
Principal payments on line of credit arrangements and long-term debt	(387,451)	(39,102)	(93,729)
Issuance of guaranteed preferred beneficial interests	0	115,000	100,000
Redemption of guaranteed preferred beneficial interests	0	(75,000)	
Purchase of common stock	(371)	(882)	(217)
Purchase of treasury stock	0	(828)	(3,405)
Dividends to share owners	(43,399)	(40,511)	(37,187)
Net cash provided by (used in) financing activities	11,479	27,677	124,622
Increase (decrease) in cash	306	(1,936)	(844)
Cash at beginning of year	178	2,114	2,958
Cash at end of year	$ 484	$ 178	$ 2,114

*Eliminated in consolidation.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT PROTECTIVE LIFE CORPORATION (Parent Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS

The Company publishes consolidated financial statements that are its primary financial statements. Therefore, these parent company condensed financial statements are not intended to be the primary financial statements of the Company, and should be read in conjunction with the consolidated financial statements and notes thereto of Protective Life Corporation and subsidiaries.

NOTE 1 – RECENTLY ISSUED ACCOUNTING STANDARDS

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires the Company to record all derivative financial instruments at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $7.6 million on January 1, 2001. The charge to net income primarily resulted from the recognition of derivative instruments embedded in the Company's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. The adoption of SFAS No. 133 has introduced volatility into the Company's reported net income and other comprehensive income depending on future market conditions and the Company's hedging activities.

On January 1, 2003, the Company adopted SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishments of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion No. 30 when determining the accounting for the extinguishments of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 requires the Company to restate previously issued financial statements to reclassify losses related to the early extinguishments of debt from extraordinary losses to operating expenses. The Company's 2002 financial statements have been reclassified, in accordance with SFAS No. 145, to reflect the $2.2 million charge, which resulted from the redemption of subordinated debentures, in income from continuing operations.

NOTE 2 - DEBT

At December 31, 2003, the Company had $25.0 million of borrowings under its $200 million line of credit arrangements at an interest rate of 1.64%. The amounts outstanding under these credit arrangements are due in 2005. $75.0 million of 7.95% Senior Notes due 2004, $9.9 million of 7.45% Medium-Term Notes due 2011, $59.9 million of 7.50% Senior Notes due 2016, $34.7 million of 8.25% Senior Notes due 2030, $250.0 million of 4.30% Senior Notes due 2013, $103.1 million of subordinated debentures due 2031, and $118.6 million of subordinated debentures due 2032, were outstanding at December 31, 2002, The subordinated debentures were issued to affiliates in connection with the issuance by such affiliates of Trust Originated Preferred Securities.

On January 1, 2004, the Company redeemed the 7.5% Senior Notes. On January 27, 2004, the Company issued $103.1 million of subordinated debentures due 2034.

NOTE 3 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2003	2002	2001
Cash paid (received) during the year for:			
Interest paid to non-affiliates	$28,006	$17,710	$ 22,693
Interest paid for subordinated debt securities*	16,327	15,227	10,163
	$44,333	$32,937	$ 32,856
Income taxes (reduced by amounts received from affiliates under a tax sharing agreement)		$ 7,000	$ 3,000
Noncash investing and financing activities			
Reissuance of treasury stock to ESOP	$ 877	$ 59	$ 879
Change in unallocated stock in ESOP	$ 410	$ 540	$ 369
Stock-based compensation	$10,204	$ 3,239	$ 3,589
Redemption of FELINE PRIDES			$113,414

NOTE 4 - DISCONTINUED OPERATIONS

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Division, and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

NOTE 5 – OPERATING EXPENSES

In 2003 the Company incurred $27.5 million of expenses related to the payment of claims in the Company's Asset Protection segment.

*Eliminated in consolidation.

SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES
(in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income[1]	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs	Other Operating Expenses[1]
Year Ended December 31, 2003:									
Life Marketing	$1,185,102	$4,846,032	$ 1,854	$62,641	$198,653	$ 231,238	$ 253,785	$66,078	$ 10,832
Acquisitions	385,042	3,185,708	354	917,401	213,912	246,143	291,768	32,690	43,087
Annuities	101,096	593,119	5,329	2,618,571	26,265	224,332	197,955	38,196	28,765
Stable Value Products	7,186			4,520,956		233,104	186,565	2,279	5,349
Asset Protection	175,661	199,268	774,781	6,255	262,721	39,201	189,981	84,653	82,286
Corporate and Other	6,933	76,843	2,172	189,969	34,326	56,734	31,520	1,211	85,113
Adjustments[2]		47,161	76	190					
Total	$1,861,020	$8,948,131	$784,566	$8,315,983	$735,877	$1,030,752	$1,151,574	$225,107	$255,432
Year Ended December 31, 2002:									
Life Marketing	$ 973,631	$ 4,031,021	$ 318	$ 48,558	$220,184	$ 209,002	$ 228,224	$117,836	$ 13,948
Acquisitions	435,177	3,240,407	395	1,040,855	224,485	252,147	301,401	35,245	46,525
Annuities	93,140	571,109		2,742,643	25,826	220,447	186,107	24,669	30,660
Stable Value Products	4,908			3,930,668		246,098	196,576	2,304	4,946
Asset Protection	192,695	260,838	872,745	9,288	303,729	44,296	220,341	86,129	95,800
Corporate and Other	7,702	81,010	2,376	114,608	36,097	50,963	34,436	1,479	71,019
Adjustments[2]		63,797	122	3,567					
Total	$1,707,253	$8,248,182	$875,956	$7,890,187	$810,321	$1,022,953	$1,167,085	$267,662	$262,898
Year Ended December 31, 2001:									
Life Marketing					$120,995	$179,346	$190,538	$ 41,399	$ 38,243
Acquisitions					182,433	187,535	238,877	20,501	43,232
Annuities					28,145	167,905	137,204	24,021	29,434
Stable Value Products						261,079	222,306	1,662	3,961
Asset Protection					250,061	48,940	154,893	57,681	96,028
Corporate and Other					37,035	35,336	28,806	1,794	65,872
Total					$618,669	$880,141	$972,624	$147,058	$276,770

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.
(2) Balance Sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV - REINSURANCE
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES
(dollars in thousands)

COL. A	COL. B Gross Amount	COL. C Ceded to Other Companies	COL. D Assumed from Other Companies	COL. E Net Amount	COL. F Percentage of Amount Assumed to Net
Year Ended December 31, 2003:					
Life insurance in force	$324,318,517	$292,740,795	$22,176,303	$53,754,025	41.3%
Premiums and policy fees:					
Life insurance	$ 1,028,053	$ 781,776	$ 247,592	$ 493,869	50.1%
Accident/health insurance	99,023	61,644	59,633	97,012	61.5%
Property and liability insurance	170,322	91,015	65,688	144,995	45.3%
Total	$ 1,297,398	$ 934,435	$ 372,913	$ 735,876	
Year Ended December 31, 2002:					
Life insurance in force	$248,994,479	$219,025,215	$21,523,110	$51,492,374	41.8%
Premiums and policy fees:					
Life insurance	$ 854,813	$ 545,976	$ 235,198	$ 544,035	43.2%
Accident/health insurance	103,858	61,512	44,337	86,683	51.1%
Property and liability insurance	194,601	143,908	110,543	161,236	68.6%
Total	$ 1,153,272	$ 751,396	$ 390,078	$ 791,954	
Year Ended December 31, 2001:					
Life insurance in force	$191,105,512	$171,449,182	$23,152,614	$42,808,944	54.1%
Premiums and policy fees:					
Life insurance	$ 774,294	$ 565,130	$ 198,832	$ 407,996	48.7%
Accident/health insurance	181,509	122,747		58,762	0.0%
Property and liability insurance	158,890	83,274	76,295	151,911	50.2%
Total	$ 1,114,693	$ 771,151	$ 275,127	$ 618,669	

SCHEDULE V – VALUATION ACCOUNTS
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES
(dollars in thousands)

COL. A	COL. B	COL. C Additions		COL. D	COL. E
Description	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charges to other accounts	Deductions	Balance at end of period
2003					
Allowance for Uncollected Reinsurance Receivable	$24,833	$0	$ 0	$18,371	$ 6,462
2002					
Allowance for Uncollected Reinsurance Receivable	$ 0	$0	$24,833	$ 0	$24,833

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTECTIVE LIFE CORPORATION

By: /s/ John D. Johns
John D. Johns
Chairman of the Board, President
and Chief Executive Officer
March 15, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ John D. Johns JOHN D. JOHNS	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) and Director	March 15, 2004
/s/ Allen W. Ritchie ALLEN W. RITCHIE	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 15, 2004
/s/ Steven G. Walker STEVEN G. WALKER	Senior Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	March 15, 2004
* JOHN J. MCMAHON, JR.	Director	March 15, 2004
* JAMES S. M. FRENCH	Director	March 15, 2004
* DONALD M. JAMES	Director	March 15, 2004
* J. GARY COOPER	Director	March 15, 2004
* H. CORBIN DAY	Director	March 15, 2004

* W. MICHAEL WARREN, JR.	Director	March 15, 2004
* SUSAN MOLINARI	Director	March 15, 2004
* MALCOLM PORTERA	Director	March 15, 2004
THOMAS L. HAMBY	Director	
* VANESSA LEONARD	Director	March 15, 2004
* WILLIAM A. TERRY	Director	March 15, 2004

*John D. Johns, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By: /s/ John D. Johns
JOHN D. JOHNS
Attorney-in-fact

corporate information

Quarterly Stock Prices and Dividends

The Common Stock of Protective Life Corporation is traded on the New York Stock Exchange under the symbol PL. The following table sets forth the highest and lowest closing prices and the amount of cash dividends per share of Protective Life Corporation Common Stock each quarter of 2003 and 2002.

2003 MARKET PRICE PER SHARE

QUARTER	HIGH	LOW	DIVIDENDS PER SHARE
1st	$29.27	$24.71	$ .15
2nd	$30.14	$25.99	$ .16
3rd	$30.75	$26.84	$ .16
4th	$34.22	$30.47	$ .16

2002 MARKET PRICE PER SHARE

QUARTER	HIGH	LOW	DIVIDENDS PER SHARE
1st	$32.32	$27.94	$ .14
2nd	$33.46	$30.61	$ .15
3rd	$33.75	$27.23	$ .15
4th	$32.60	$27.20	$ .15

STOCK TRANSFER AGENT

The Bank of New York
Telephone: (800) 524-4458
Email: shareowner-svcs@bankofny.com
Internet: http://stock.bankofny.com

GENERAL CORRESPONDENCE

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

CERTIFICATE TRANSFERS/ADDRESS CHANGES

The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286-1002

DIVIDEND REINVESTMENT

The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774

Corporate Information

Corporate Headquarters
Protective Life Corporation
2801 Highway 280 South
Birmingham, AL 35223
Telephone (205) 268-1000

INTERNET ADDRESS

http://www.protective.com

TRADING MARKET

New York Stock Exchange

TRADING SYMBOLS

Common Stock - PL
7.5% Trust Originated Preferred Securities - PL PrS
7.25% Trust Originated Preferred Securities - PL PrA
6.125% Trust Originated Preferred Securities - PL PrB

ANNUAL MEETING

Monday, May 3, at 10:00 a.m., Central Standard Time at Protective Life Corporation headquarters.

INVESTOR RELATIONS

Security analysts, investment professionals and share owners should direct their inquiries to:

Mr. John D. Johns
Chairman, President and Chief Executive Officer

Mr. Allen W. Ritchie
Executive Vice President and Chief Financial Officer

Ms. Sheri S. Cook
Vice President, Corporate Finance/Investor Relations

Protective Life Corporation
P.O. Box 2606
Birmingham, AL 35202
Telephone (205) 268-1000
FAX (205) 268-5547

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP

Protective

Protective Life Corporation